ANNUAL
REPORT

2025



2025 CHAIRMAN'S LETTER TO STOCKHOLDERS

Vincent A. Forlenza

RECORD PERFORMANCE AMID UNCERTAINTY

In a year marked by a rapidly changing geopolitical and technological landscape, Moody's delivered a record-high financial performance while positioning itself for the next era of the capital markets.

In my annual letter last year, I remarked that "the numbers speak for themselves"—and not surprisingly they do again this year. In 2025, Moody's achieved record revenue of $7.7 billion, up 9% year-over-year, compounding on the exceptional 20% growth in 2024. We delivered adjusted diluted earnings per share of $14.94, up 20% year-over-year on top of 26% growth in 2024. All told, this represents almost 70% earnings growth from just three years ago.

This kind of financial performance is monumental considering the market volatility our company faced throughout the year. But as Chairman, what gives me even greater confidence is not just that we grew – it's where that growth came from and why it positions us for the future.

THE FUTURE OF INTEGRATED RISK ASSESSMENT

This performance validates the thesis we've been articulating to our stockholders for years: in an era of exponential risk, our customers cannot navigate risks in silos. With the pace of change and complexity of markets, integrated risk assessments are becoming the critical infrastructure that leaders must have to make decisions with clarity and precision.

The Board carefully evaluates whether management is simply reacting to market forces or actively shaping them. In 2025, we saw clear evidence of the latter. Several deep currents came into focus such as private credit, physical risk, and artificial intelligence – and Moody's capitalized on each of them. This is largely due to our disciplined capital management, operational rigor, and urgency.

For example, when Moody's acquired CAPE Analytics – which provides customers with more in-depth, property-specific data than ever before – the firm further positioned itself at the intersection of climate and credit risk. This is exactly where customers beyond insurers and reinsurers – like banks and regulators – need to better understand property exposures and risks posed by extreme weather.

As AI moved into the mainstream last year, new and exciting partnerships with companies like Salesforce, Microsoft, and Fenergo validated management's strategy of making Moody's decision-grade data essential infrastructure for the deployment of enterprise-wide AI systems. As companies build AI systems they can trust with billion-dollar decisions, our vast, curated data estate started 115+ years ago gives them the confidence that they can act with greater confidence and precision.

Another key structural shift that Moody's capitalized on in 2025 was private credit. As our private credit revenue grew 60% while deal volume grew nearly 70%, it demonstrated that investors are clearly demanding the same analytical rigor in private markets that Moody's has provided to public markets for over a century.

The incredible work the team did this year was validated by a series of high-profile industry accolades:

- → Moody's achieved #1 rankings in the 2025 All-America Executive Team survey administered by Extel (formerly Institutional Investor Research) by the Sell-Side, including Best CEO, CFO, Investor Relations Team, IR Program, and Company Board.
- → Moody's Ratings ranked #1 Rating Agency globally by Extel for the 14th consecutive year
- → Moody's Analytics ranked #1 in the Chartis RiskTech100 for the 4th consecutive year.
- → Achieved Great Place to Work certification, reflecting a culture that's attracting and retaining top talent in a competitive market for AI-fluent professionals

Based on the progress and accolades the company achieved in 2025, I am excited by the opportunities that lie ahead.

THE TEAM AT MOODY'S

As I conclude my third year as Chairman of the Board, I'd like to recognize Kathryn Hill for her exceptional service and contributions to the Board. Her insights on technology transformation and operational excellence helped guide us through a pivotal period. We recently welcomed two new board members, Sumit Dhawan in July 2025 and Lisa Sawicki who will become a director mid-March 2026, whose expertise in cybersecurity and audit, respectively, will be invaluable as Moody's writes its next chapter.

I'd like to thank my fellow directors for their commitment to Moody's, as well as the company's global employees for their tireless efforts to serve our customers. I'd also like to thank Rob and the Executive Leadership Team for their leadership and vision as well as their commitment to helping us move "fast and safe." The urgency with which you're moving demonstrates your commitment to not just managing Moody's for the next quarter – but for the next 10 years and beyond. That requires boldness paired with discipline, and the board sees both.

Finally, I extend my ongoing appreciation to Moody's stockholders for their sustained belief in the tremendous positive impact that Moody's has on its customers and the world.

VINCENT A. FORLENZA
Chairman of the Board of Directors

2025 ANNUAL LETTER FROM

Rob Fauber

The Authors of Modern-Day Credit Risk

Before there was money, there was credit.

One party makes a promise and the other decides whether to trust it. That dynamic has remained unchanged since the early debt markets of Babylonia. At its core, credit is an expression of faith – a belief that one party will fulfill its obligation to another. Without that trust, we likely would not have the globally interconnected system of trade and commerce that we have today.

Over 100 years ago, our founder John Moody saw a financial market rife with speculation and information asymmetry that put investors at risk. His solution wasn't to simply add to the noise by compiling more data. Instead, he offered his opinion about what the data revealed about credit risk – creating a systematic way to answer the question at the root of well-functioning, transparent credit markets: Can this promise be kept?

In doing so, he invented the modern language of credit risk which has helped scale one of mankind's greatest engines of progress – the capital markets.

More than a century later, we're still helping markets understand credit risk. However, the nature of risk has fundamentally changed from the days when investors had too little data and analysis. Today, investors and markets have the opposite problem: they're drowning in too much data, overwhelmed by the pace of change, and struggling to understand the countless ways risks intersect.

Risk is on the Move

When I meet with customers and other executives, I hear it repeatedly: risk is coming from all angles at unprecedented speed, and their concerns go beyond just creditworthiness.

For example, a bank that is lending money to finance data centers in wildfire-prone areas is managing credit risk combined with physical climate risk – all of which is magnified by the unprecedented speed at which artificial intelligence (AI) is shaping infrastructure investment. Or consider an insurer underwriting coverage policies for coastal properties where hurricanes and flood risks are increasing in frequency and severity against the backdrop of aging infrastructure, changing building codes, and tightening reinsurance markets.

Each uncertainty compounds the next, creating a web of interconnected exposures that can't be understood in isolation. Over the past few years, I've described a number of deep currents – private credit, AI, physical risk, energy transition, and much more – that are converging to create what we call the era of exponential risk. In this environment, risks don't exist in silos – they multiply, intersect, and amplify into systemic vulnerabilities.

This complexity makes it harder for leaders to act with clarity and certainty. But this is the world Moody's was built for. While exponential risk touches every corner of every market we serve, three deep currents in particular defined both the challenges our customers faced and the opportunities Moody's was uniquely positioned to help them navigate in 2025.

DEEP CURRENT #1: THE GROWTH OF PRIVATE MARKETS

Private credit is dominating the financial headlines. By 2030, Moody's Ratings projects that private credit assets under management will surpass $4 trillion. It's becoming a critical source of funding for digital infrastructure that will transform how we work and live. However, private credit is increasingly stepping in to finance parts of the economy where traditional lenders have pulled back – filling gaps in commercial real estate, data centers, and broader infrastructure project finance.

In fact, data centers are one of the main characters in the private credit story. Recent reporting from the Wall Street Journal illustrates the scale of investment: four of America's largest tech companies are projected to spend up to $670 billion – roughly 2% of U.S. GDP – on data center infrastructure in 2026 alone. To put that in perspective, that's more than the inflation-adjusted cost of the 1850s railroad expansion, the Apollo Space Program, or the construction of the U.S. interstate highway system – and much of that capital is flowing through private credit markets.

As this market scales – with more companies accessing private capital and retail investors gaining entry – the demand for transparency will intensify. The recent selloff of Software-as-a-Service (SaaS) stocks illustrates why: investors suddenly needed to understand their exposure to software companies buried within opaque private credit portfolios, but the data wasn't there. Regulators are also taking notice, especially as private credit vehicles become accessible to retail investors.

In addition, pension funds and insurance companies that are allocating billions to private credit need the same rigor and comparability they expect in public markets. Retail investors entering this space through new investment vehicles will demand even more disclosure. Investors are calling for a new chapter of credit risk to be written with standards, benchmarks, and independent analysis that keep pace with today's environment. And that's exactly what Moody's has provided to public markets for more than a century.

DEEP CURRENT #2: EXTREME WEATHER AND THE INSURABILITY CRISIS

In January 2025, devastating wildfires burned more than 38,000 acres and destroyed more than 16,000 structures,

including 11,000 homes in Los Angeles. Unfortunately, what happened in L.A. is part of a much larger trend of extreme weather events. In fact, 2025 was the third-warmest year in modern history. And across the world, more than two dozen typhoons and cyclones caused widespread damage in Asia and Pacific Island nations.

All told, natural disasters in the U.S. alone caused $224 billion in economic losses – and it's fair to say that extreme weather is going to become more costly in terms of human and financial impact in the years ahead. In response to growing losses, our analysts found that insurers are raising premiums, tightening terms, limiting coverage, and – in some cases – withdrawing from certain markets altogether, putting more stress on homeowners and state and local governments.

This creates a cascading problem beyond insurance. Uninsurable properties become unfinanceable. Unfinanceable properties become unsellable. Local tax bases erode. Municipal bonds face pressure. What started as an insurance challenge is now a systemic risk management problem. Banks need to understand their exposure across lending portfolios. Real estate investors need property-level precision. Regulators are demanding stress tests against climate scenarios. The demand for sophisticated modeling and scenario analysis has never been greater – and it's not just coming from insurers.

DEEP CURRENT #3: THE AI TRANSFORMATION

In 2025, AI became a defining force that is shaping everything from global trade policy to capital allocation decisions. In fact, it captured nearly 50% of all global venture funding in 2025, up from 34% in 2024. But as we move through 2026, CEOs and investors are asking: Where's the return?

We believe the answer is that the return is going to follow the data. Organizations that grow and thrive won't simply be deploying new AI tools – they'll be feeding their AI systems the most reliable, structured, and historically validated data. That means embedding AI into workflows that power critical decision making– not as a mere productivity enhancement, but as a fundamental redesign of how work gets done.

But there's a key constraint: AI systems are only as good as the data available to them. A bank building an AI lending system needs clean, structured, historically calibrated data on credit performance. An insurer automating underwriting needs reliable models calibrated on trusted property and claims data. A compliance team deploying Know Your Customer (KYC) AI agents needs real-time, accurate entity information.

For use cases like this, a generic large language model and unverified public data will not pass muster. Some people say data is the new oil – I tend to think of it like water. Just because it's everywhere doesn't mean you can drink it. You need a highly filtered context layer that is continuously being modeled and stress-tested through proprietary systems that cannot be recreated by scraping the internet or prompting a model. Proprietary, curated datasets – coupled with AI-fluent workforces – are going to become exponentially more valuable as investors demand clear return on investment.

Our 2025 Performance

RIGHT CAPABILITIES AT THE RIGHT TIME TO MANAGE RISK

All of these deep currents are converging against the backdrop of a global political realignment not seen since the fall of the Berlin Wall. However, when disruption and uncertainty are high, markets turn to us – and our 2025 results are a reflection of the unique value proposition we provide for our customers.

In 2025, Moody's achieved record revenue of $7.7 billion, up 9% year over year, with adjusted operating margins reaching a record 51.1% – up 300 basis points from the prior year – demonstrating the significant operating leverage we've created in the business.

For Moody's Analytics (MA), we delivered 9% topline growth, with 11% growth in recurring revenue given our ongoing focus to deemphasize transaction revenue. MA delivered annualized recurring revenue of $3.6 billion, up 8% from 2024.

Moody's Ratings (MR) generated $4.1 billion in revenue for the year – a new record that reflects both the strength of debt markets and our position as the agency of choice.

CAPTURING THE GROWTH OF DEBT MARKETS

We answered the call of the burgeoning debt markets and rated a record $6.6 trillion of debt. Much of that debt included investments in infrastructure, AI-driven data centers, energy transition projects, and private credit. In the fourth quarter alone, we rated more than $70 billion in debt issued by hyperscalers like Alphabet, Amazon, and Meta.

Within that, private credit was a defining growth story for Moody's in 2025, and our uptick in business reflects the growing demand for independent credit assessments. Private credit revenue grew 60% and the largest growth came from securitization and fund finance.

And our footprint in this market went beyond the United States. For example, we served as the sole rating agency on a first-of-its-kind emerging market collateralized loan obligation in APAC for the International Finance Corporation. In Europe, we rated a £1.5 billion deal for a major utility company – the largest ever private credit-

related deal in the UK. Finally, we rated the largest Asian corporate bond ever issued at almost $18 billion with the proceeds funding data center investment.

Each of these transactions reflects something larger than a single deal: a global market increasingly demanding the transparency and independent analysis Moody's has provided to public markets for more than a century.

BRINGING TRANSPARENCY TO EMERGING MARKETS

Our strategy in local emerging markets follows the same principle: transparency unlocks capital, and capital drives growth. In 2025, we completed our acquisition of ICR Chile, the leading provider of domestic credit ratings in Chile's bond market – the third largest in Latin America. We also signed a definitive agreement to acquire a majority interest in MERIS, the leading ratings agency in Egypt, deepening our presence across the Middle East and Africa.

These are generational investments. Emerging markets are projected to account for more than 60% of global GDP by 2029, yet of the approximately $30 trillion in debt outstanding in those markets, only about 10% is cross-border. The remaining 90% is issued and rated locally – which means the real opportunity lies in bringing the same analytical standards to domestic markets that we've long provided to global ones.

The scale of the opportunity is striking because activity in these markets is robust and growing. Moody's Local new mandates have grown nearly 95% since 2023 – a sign that we are building the infrastructure that will define these markets for decades to come.

RE-WRITING THE PHYSICAL RISK PLAYBOOK FOR THE INSURANCE INDUSTRY AND BEYOND

Moody's sits at a critical intersection on climate – combining our ratings, catastrophe modeling, and property-level risk assessment under one roof. In 2025, we deepened that capability by acquiring CAPE Analytics, integrating geospatial AI and property intelligence into our industry-leading catastrophe models. This gives insurers the high-definition view of property risk they need to underwrite with precision. Including CAPE, our insurance business grew by 15% in 2025, reflecting what we see as the durable demand for our granular data sets, analysis, and industry-calibrated models that cannot be replicated by AI.

The premium value of our models is so great that we're beginning to see other segments of customers interested in them. For example, a Japanese bank is now using Moody's catastrophe models – historically the domain of property and casualty insurers – to understand physical risk across its lending and portfolio management activities. We also closed a multiyear deal with an Asian regulatory agency to deliver physical risk data to 11 banks and insurers under its supervision. This marked the first time globally that a financial regulator purchased Moody's climate solutions on behalf of its entire financial sector.

These deals epitomize the concept of exponential risk: extreme weather is not just an underwriting challenge for insurers. It's a credit challenge, a real estate challenge, and a regulatory challenge. And Moody's ability to assess how climate exposure flows through balance sheets – connecting property-level data to portfolio-level credit decisions – makes us essential infrastructure for the financial system.

EMBEDDING DECISION-GRADE INTELLIGENCE INTO AI SYSTEMS

AI-enabled systems are only as reliable as the data behind them. A large language model can generate an answer in seconds – but if that output is not based on rigorously tested, expert-validated data, it's just a confident guess. For some businesses, that will be good enough. However, our customers – some of the world's most systemically important financial institutions – cannot afford reputational risk or falling out of compliance with regulatory requirements. For them, good is not good enough.

This is where we believe Moody's has a distinct advantage because building decision-grade intelligence is what we've always done. Consider our Ratings business. The marketplace doesn't trust a Moody's rating just because we have more data than competitors. It trusts it because our credit opinions are a reflection of data and models that have been validated, enriched, modeled, and stress-tested through proprietary systems as well as the extensive access our analysts have with issuers all around the world. Our system isn't just spitting out raw data – it is continuously evolving to reflect how risk actually shows up in the world. You cannot get that by just scraping the internet or prompting a model – and the best part is our intellectual property remains protected.

Therefore, our strategy in MA is to extend the trust customers already place in the Moody's brand by embedding our decision-grade intelligence directly into the systems where our customers are already making decisions, wherever they work. For example, a banker running a KYC scan on a major LLM platform can generate a full report through a secure API using our premium data and intelligence – all while preserving our IP.

In 2025, we saw that trust in the Moody's brand has never been higher, as a significant portion of our MA products measured by ARR include some form of AI enablement. That includes stand-alone solutions, upgrades, or decision-grade embeddedness within core products. This part of our portfolio is growing at about twice the rate of MA overall – and the key to sustaining that growth is

deploying our decision-grade data and intelligence through multiple channels.

For example, we launched a new partnership with Salesforce, by making our proprietary GenAI-ready data and analytics available within Salesforce's AgentForce 360 platform. We've also made our agentic AI sales tool available on AgentExchange, automating lead prioritization and delivering predictive insights. These partnerships extend our reach into enterprise workflows at scale, deepen customer integration, and create new monetization channels for our data estate.

As enterprises build AI platforms, the winners won't be those with the most data – they'll be those with the most trusted data and unique insights. In an age where anyone can generate content, credibility becomes a scarce resource.

OTHER STRATEGIC GROWTH DRIVERS OF OUR EARNINGS ENGINE

Beyond the deep currents, we continue to strengthen our core franchises. Our KYC solutions grew ARR in the mid-to-high teens throughout 2025 – ending in the fourth quarter at 15% driven by strong cross-sell into banking customers.

The pattern is consistent: when customers trust Moody's in one domain, they expand that trust into adjacent areas. A bank that uses our ratings discovers our KYC solutions. A corporate client managing supplier risk adds our physical risk data. Our network effect – where credibility and a brand synonymous with trust opens doors to other lines of business – has always been our competitive advantage. In 2025, we saw those foundational strengths accelerate.

2025 brought change and volatility to the markets. Amid that, we delivered across both businesses by investing in what matters, expanding margins, and deploying capital to scalable growth opportunities. Our winning formula has always been our data, our solutions, and our people. However, to own the future, we recognized the need to evolve our culture and invest in our people in new ways, because the greatest risk to any 100-year-old company isn't external disruption – it's internal complacency.

Strengthening our Culture for an Agentic Future

The road to irrelevance is paved with companies that rested on their laurels and failed to adapt. Incumbency used to be an advantage across sectors – including electoral politics, business, and sports. But as any Indiana Hoosier football fan will tell you: those days are over. What works today will not guarantee success tomorrow.

That's why we rolled out a set of culture commitments – our new social contract for an AI-enabled world. They are becoming integrated into how we evaluate performance, determine compensation, and make decisions every day:

→ **Own It:** Accountability for results, not activities. We measure impact, not effort.

→ **5x It:** Use AI to supercharge ourselves. Every employee should be asking: how can I do five times more with the tools available to me?

→ **No Spectators:** Lead with curiosity and a growth mindset. In a world where AI is rewriting industry rules, learning and adapting to change is no longer optional.

→ **Let's Go:** Move fast and safe. Disciplined speed that keeps pace with innovation while ensuring we maintain the analytical rigor and independence that define us.

To make this personal: last year, exploring a partnership opportunity, I used AI coding assistants to build a product plan, write code, and deploy a working prototype – complete with scenario analysis and API capability.

I did it in an hour – and that was a big lightbulb moment for me. In big companies, these processes take months. What I achieved was compressed to an afternoon. If a CEO with no formal coding background can build a functional application in an hour, imagine what our engineers, analysts, and product teams can accomplish when they fully embrace these tools. And imagine what our competitors can do if we don't.

It's why – similar to what we did in 2023 with GenAI – we gave all our employees globally access to agentic tools simultaneously. As a result, teams are experimenting, developing use cases, and reimagining workflows for the firm and customers. Every day, I'm blown away by the creativity, collaboration, and speed our people are bringing to AI.

These commitments aren't about becoming a different company. They're about ensuring we remain Moody's – analytical, independent, trusted – while evolving how we work to win in a world where AI is democratizing capabilities that were once durable competitive advantages.

Writing the next chapter of credit risk

SHAREHOLDER VALUE POWERING A BETTER, SAFER WORLD

2025 marked a personal milestone as I celebrated my 20th year at Moody's. When I joined in 2005, our market capitalization was approximately $9 billion. At the end of 2025, it exceeded $90 billion, reflecting a compound annual growth rate of approximately 12% that has significantly outpaced both the S&P 500 and the broader financial services sector.

But those numbers don't capture what I'm most proud of: the real-world impact of what we do every day.

Our municipal ratings help finance critical upgrades to water lines and treatment facilities that cover over 200 million people – ensuring they have access to clean and safe drinking water. Our KYC systems help financial institutions screen trillions of transactions and prevent criminal infiltration of the global financial system. Our AI-enabled lending suite helps community banks make smarter, safer loans to small and medium-sized businesses that create jobs and drive local economic growth. And for insurers, our data and models are helping close protection gaps in communities struggling with insurability as physical risks intensify.

Investing in Moody's is an investment in the systems and infrastructure that make markets work – and ultimately, in progress itself.

GRATITUDE AND LOOKING AHEAD

On behalf of all my colleagues at Moody's, I want to thank our customers for trusting us with their most critical decisions, our partners for helping us extend our reach and impact, and our investors for supporting our long-term vision. To my Moody's colleagues: thank you for your hard work, your commitment to results, and the duty of stewardship you bring to this firm's storied franchise every single day.

Our company was founded on a simple, but elegant thesis: rigorous, independent analysis protects investors and enables markets to function efficiently. That thesis has withstood more than a century of market volatility, technological revolutions, and geopolitical realignments. As we write the next chapter amid our own seismic shifts, we're continuing to expand the language of risk beyond credit, bringing clarity and unlocking opportunities in areas like catastrophe events, supply chain vulnerabilities, and much more.

The role we play in forging a better, safer, stronger world has never been more vital – and we plan to meet this moment for our customers, investors, and the markets.

Sincerely,

ROBERT FAUBER
President and CEO

Moody's Corporation

DIRECTORS

Vincent A. Forlenza[2,3,4*]
Chairman of the Board
Moody's Corporation
Retired Chief Executive Officer
Becton, Dickinson and Company

Jorge A. Bermudez[1*, 2,4]
Retired Chief Risk Officer
Citigroup Inc.

Sumit Dhawan[2, 3]
Chief Executive Officer of
Proofpoint, Inc.

Thérèse Esperdy[2,3*,4]
Retired Global Chairman of
Financial Institutions Group
JPMorgan Chase & Co.

Robert Fauber[4]
President & Chief Executive Officer
Moody's Corporation

Jose M. Minaya[1,2]
Global Head
BNY Investments and Wealth

Leslie F. Seidman[1,2*,4]
Former Chairman
Financial Accounting Standards Board

Zig Serafin[2,3]
Vice Chairman and Special Advisor
Qualtrics International Inc.

Bruce Van Saun[2,3]
Chairman & Chief Executive Officer
Citizens Financial Group, Inc.

SENIOR MANAGEMENT

Robert Fauber
President,
Chief Executive Officer

Noémie Heuland
Chief Financial Officer

Michael West
President,
Moody's Investors Service

Andy Frepp
Interim President,
Moody's Analytics

Tameka Alsop
Senior Vice President,
Chief Administrative Officer

Maral Kazanjian
Senior Vice President,
Chief People Officer

Richard Steele
Senior Vice President,
General Counsel

Christine Elliott
Chief Corporate Affairs Officer

Jason Phillips
Chief Accounting Officer and
Corporate Controller

Andrew Weinberg
Chief Compliance Officer

Atsi Sheth
Chief Credit Officer

Deepali Chawla
Chief Treasury Officer

Shivani Kak
Head of Investor Relations

Daniel Keane
Chief Tax Officer

Chelsey Remme
Chief Audit Executive

BOARD COMMITTEES
1   Audit
2   Governance & Nominating
3   Compensation & Human Resources
4   Executive
*   Committee Chairman

CORPORATE SECRETARY

Elizabeth M. McCarroll
Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing to:

c/o Corporate Secretary
Moody's Corporation
7 World Trade Center
250 Greenwich Street
New York, NY 10007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
(MARK ONE)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM   TO   .

COMMISSION FILE NUMBER 1-14037

MOODY'S CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	**13-3998945**
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

7 World Trade Center at 250 Greenwich Street, New York, New York 10007
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
(ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 553-0300.

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	TRADING SYMBOL(S)	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	MCO	New York Stock Exchange
1.75% Senior Notes Due 2027	MCO 27	New York Stock Exchange
0.950% Senior Notes Due 2030	MCO 30	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer   ☑   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☑

The aggregate market value of Moody's Corporation Common Stock held by nonaffiliates* on June 30, 2025 (based upon its closing transaction price on the New York Stock Exchange on such date) was approximately $87 billion.

As of January 31, 2026, 177.3 million shares of Common Stock of Moody's Corporation were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 14, 2026, are incorporated by reference into Part III of this Form 10-K.

The Index to Exhibits is included as Part IV, Item 15(3) of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the Registrant without conceding that all such persons are "affiliates" of the Registrant for purposes of federal securities laws.

* Auditor Name: KPMG LLP   Auditor Location: New York, NY   Auditor Firm ID: 185

MOODY'S CORPORATION
INDEX TO FORM 10-K

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

TERM	DEFINITION
Acquisition-Related Intangible Amortization Expense	Amortization expense relating to definite-lived intangible assets acquired by the Company from all business combination transactions
Adjusted Diluted EPS	Diluted EPS excluding the impact of certain items as detailed in the section entitled "Non-GAAP Financial Measures"
Adjusted Net Income	Net Income excluding the impact of certain items as detailed in the section entitled "Non-GAAP Financial Measures"
Adjusted Operating Income	Operating income excluding the impact of certain items as detailed in the section entitled "Non-GAAP Financial Measures"
Adjusted Operating Margin	Adjusted Operating Income divided by revenue
AI	Artificial Intelligence
Americas	Represents countries within North and South America, excluding the U.S.
AOCI(L)	Accumulated other comprehensive income (loss); a separate component of shareholders' equity
ARR	Annualized Recurring Revenue; a supplemental performance metric to provide additional insight on the estimated value of MA's recurring revenue contracts at a given point in time, excluding the impact of FX and contracts related to acquisitions
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants
Asia-Pacific	Represents Australia and countries in Asia including but not limited to: China, India, Indonesia, Japan, Republic of South Korea, Malaysia, Singapore, Sri Lanka and Thailand
ASU	The FASB Accounting Standards Update to the ASC. Provides background information for accounting guidance and the bases for conclusions on the changes in the ASC. ASUs are not considered authoritative until codified into the ASC
BES	Business Engagement Survey; A Moody's employee survey that focuses on purpose, leadership, manager effectiveness, well-being, connection and empowerment
BitSight	A provider that helps global market participants understand cyber risk through ratings, analytics, and performance management tools; the Company acquired a minority investment in BitSight in 2021
Board	The board of directors of the Company
BPS	Basis points
BRG	Business Resource Group
CAO	Chief Administrative Officer
CAD	Canadian dollar
CCXI	China Cheng Xin International Credit Rating Co. Ltd.; the first and largest domestic credit rating agency approved by the People's Bank of China; the Company acquired a 49% interest in 2006 and currently Moody's owns 30% of CCXI
CCPA	California Consumer Privacy Act; a privacy law enacted in 2018 by the state of California to regulate the way businesses all over the world can collect, use and share the personal information of California residents
CEO	Chief Executive Officer
CFG	Corporate finance group; a LOB of MIS
CISO	Chief Information Security Officer
CMBS	Commercial mortgage-backed securities; an asset class within SFG

TERM	DEFINITION
CODM	Chief Operating Decision Maker; identified as the Company's CEO
COLI	Corporate-Owned Life Insurance
Common Stock	The Company's common stock
Company	Moody's Corporation and its subsidiaries; MCO; Moody's
Compensation expense	Compensation expenses include salaries, benefits, incentive and stock based compensation and other related expenses for employees. These expenses are charged to income as incurred.
CP	Commercial Paper
CP Notes	Unsecured commercial paper issued under the CP Program
CP Program	A program entered into on August 3, 2016 allowing the Company to privately place CP up to a maximum of $1 billion for which the maturity may not exceed 397 days from the date of issue, and which is backstopped by the 2024 Facility
CPRA	California Privacy Rights Act of 2020; an amendment to the CCPA, which adds additional consumer privacy rights and obligations for businesses
CRAs	Credit rating agencies
CRE	Commercial Real Estate
CRRO	Chief Risk and Resiliency Officer
CTPP	Critical ICT third-party provider
CTSO	Chief Technology Services Officer
Data and Information (D&I)	LOB within MA which provides vast data sets on companies and securities via data feeds and data applications products
DBPPs	Defined benefit pension plans
Decision Solutions (DS)	LOB within MA that provides subscription-based solutions supporting banking, insurance, and KYC workflows. This LOB utilizes components from the Data & Information and Research & Insights LOBs to provide risk assessment solutions
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DORA	The European Union Digital Operational Resilience Act
EBITDA	Earnings before interest, taxes, depreciation and amortization
EMEA	Represents countries within Europe, the Middle East and Africa
EPS	Earnings per share
ESG	Environmental, Social and Governance
ESMA	European Securities and Markets Authority
ESTR	Euro Short-Term Rate
ESPP	Employee stock purchase plan
ETR	Effective tax rate
EU	European Union
EU AI Act	A European regulation adopted in 2024 to introduce a common regulatory and legal framework for artificial intelligence
EU Institutions	Refers to the main EU institutions including: the European Parliament, European Commission, European Council, Council of the European Union, European Central Bank, European Court of Justice, among others
EUR	Euros
Eurozone	Monetary union of the EU member states which have adopted the euro as their common currency

TERM	DEFINITION
Excess Tax Benefits	The difference between the tax benefit realized at exercise of an option or delivery of a restricted share and the tax benefit recorded at the time the option or restricted share is expensed under GAAP
Exchange Act	The Securities Exchange Act of 1934, as amended
External Revenue	Revenue excluding any intersegment amounts
FASB	Financial Accounting Standards Board
FCA	Financial Conduct Authority; supervises Credit Rating Agencies in the U.K. in order to ensure credit ratings are independent, objective and of adequate quality
FIG	Financial institutions group; an LOB of MIS
Free Cash Flow	Net cash provided by operating activities less cash paid for capital additions
FTC	Federal Trade Commission
FTSE	Financial Times Stock Exchange
FX	Foreign exchange
GAAP	U.S. Generally Accepted Accounting Principles
GBP	British pounds
GCR (Global Credit Rating Company Limited and subsidiaries)	A domestic credit rating agency with operations spanning Africa; the Company acquired a controlling financial interest in GCR in July 2024; the Company previously accounted for GCR as an equity method investment
GDP	Gross domestic product
GDPR	General Data Protection Regulation; a European regulation implemented in 2018 to enhance EU citizens' control over the personal data that companies can legally hold. GDPR was simultaneously implemented in the U.K., with slight modification to the EU's regulation in 2021 following the withdrawal of the U.K. from the EU
Gen AI	Generative Artificial Intelligence
GLoBE	Global Anti-Base Erosion, also known as "Pillar II"; tax model issued by the OECD in 2023
HKD	Hong Kong Dollar
ICR Chile	A domestic credit rating agency with operations in Chile; the Company acquired ICR Chile in Q3 2025
ICRA	ICRA Limited; a provider of credit ratings and research in India
Incident Response Plan	The Company's Information Security Incident Response Plan
INR	Indian rupee
ICT	Information, communication and technology
IRS	Internal Revenue Service
ISO 27001	An international standard to manage information security
JPY	Japanese yen
KMV	KMV LLC and KMV Corporation ("KMV"); a provider of market-based quantitative services for banks and investors in credit-sensitive assets acquired by Moody's in April 2002
KYC	Know-your-customer
LLM	Large language model used in the context of Gen AI
LOB	Line of business
MA	Moody's Analytics - a reportable segment of MCO; consists of three LOBs - Decision Solutions; Research and Insights; and Data and Information
ML	Machine Learning

TERM	DEFINITION
MAKS	Moody's Analytics Knowledge Services; formerly known as Copal Amba; provided offshore research and analytic services to the global financial and corporate sectors; business was divested in the fourth quarter of 2019 and a reporting unit within the MA reportable segment
MCO	Moody's Corporation and its subsidiaries; the Company; Moody's
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
M&A	Mergers and acquisitions
MIS	Moody's Investors Service - a reportable segment of MCO; consists of five LOBs - CFG; SFG; FIG; PPIF; and MIS Other
MIS Other	Consists of financial instruments pricing services in the Asia-Pacific region, ICRA non-ratings revenue, and revenue from professional services. These businesses are components of MIS; MIS Other is an LOB of MIS
MNPI	Material non-public information
Moody's	Moody's Corporation and its subsidiaries; MCO; the Company
Moody's Local	A ratings platform focused on providing credit rating services in Latin American capital markets
MSS	Moody's Shared Services; primarily consists of information technology and support staff such as finance, human resources and legal that support both MA and MIS
NAV	Net asset value
Net Income	Net income attributable to Moody's Corporation, which excludes net income from consolidated noncontrolling interests belonging to the minority interest holder
Net Zero Assessments	An independent assessment of an entity's carbon transition plan relative to a global net zero pathway, consistent with the goals of the 2015 Paris Agreement on climate change
NIST	The National Institute of Standards and Technology
NIST Framework	NIST Cybersecurity Framework; a set of cybersecurity best practices and recommendations from the NIST
NM	Percentage change is not meaningful
Non-compensation expense	Non-compensation expenses include costs incurred that are not related to employee compensation. This includes, but is not limited to, consulting and professional service fees, hosting and licensing expenses, rent, and marketing expenses. These expenses are charged to income as incurred
Non-GAAP	A financial measure not in accordance with GAAP; these measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period-to-period comparisons of the Company's performance, facilitate comparisons to competitors' operating results and to provide greater transparency to investors of supplemental information used by management in its financial and operational decision making
NRSRO	Nationally Recognized Statistical Rating Organization, which is a credit rating agency registered with the SEC
Numerated	A provider of commercial lending platforms; the Company acquired Numerated in November 2024
OBBBA	The "One Big Beautiful Bill Act" enacted into U.S. law on July 4, 2025
OCI(L)	Other comprehensive income (loss); includes gains and losses on cash flow and net investment hedges, certain gains and losses relating to pension and other retirement benefit obligations and foreign currency translation adjustments
OECD	Organization for Economic Co-operation and Development
Operating segment	Term defined in the ASC relating to segment reporting; the ASC defines an operating segment as a component of a business entity that has each of the three following characteristics: i) the component engages in business activities from which it may recognize revenue and incur expenses; ii) the operating results of the component are regularly reviewed by the entity's chief operating decision maker; and iii) discrete financial information about the component is available

TERM	DEFINITION
Other Retirement Plans	Moody's Postretirement Medical and Life Insurance Plan
PCS	Post-Contract Customer Support
Pillar II	Tax model issued by the OECD in 2023; also referred to as the "Global Anti-Base Erosion" or "GLoBE" rules
PPIF	Public, project and infrastructure finance; an LOB of MIS
Praedicat	A provider of casualty insurance analytics; the Company acquired a controlling financial interest in Praedicat in September 2024; the Company previously accounted for Praedicat as an equity method investment
Profit Participation Plan	Defined contribution profit participation plan that covers substantially all U.S. employees of the Company
Recurring Revenue	For MA, represents subscription-based revenue and software maintenance revenue. For MIS, represents recurring monitoring fees of a rated debt obligation and/or entities that issue such obligations, as well as revenue from programs such as commercial paper, medium-term notes and shelf registrations. For MIS Other, represents financial instrument pricing services.
Reform Act	Credit Rating Agency Reform Act of 2006
Reporting unit	The level at which Moody's evaluates its goodwill for impairment under U.S. GAAP; defined as an operating segment or one level below an operating segment
Research and Insights (R&I)	LOB within MA that provides models, scores, insights and commentary. This LOB includes credit research; credit models and analytics; economics data and models; and structured finance solutions
Retirement Plans	Moody's funded and unfunded pension plans, the healthcare plans and life insurance plans
RMBS	Residential mortgage-backed securities; an asset class within SFG
RMS	A global provider of climate and natural disaster risk modeling and analytics; acquired by the Company in September 2021
ROU Asset	Assets which represent the Company's right to use an underlying asset for the term of a lease
SEC	U.S. Securities and Exchange Commission
Second Party Opinions	An independent assessment of how debt instruments or financing frameworks align to sustainability principles and the extent to which they are expected to contribute to long-term sustainable development
Securities Act	Securities Act of 1933, as amended
SFG	Structured finance group; an LOB of MIS
SG&A	Selling, general and administrative expenses
SGD	Singapore dollar
SOC 1	An examination of controls at a service organization that are likely to be relevant to user entities' internal control over financial reporting, as defined by the American Institute of Certified Public Accountants
SOC 2	A report on controls at a service organization relevant to security, availability, processing integrity, confidentiality, or privacy, as defined by the American Institute of Certified Public Accountants
SOFR	Secured Overnight Financing Rate
SSP	Standalone selling price
Strategic and Operational Efficiency Restructuring Program	Multi-year restructuring program approved by the CEO of Moody's on December 19, 2024 relating to the Company's strategy to realign the business toward high priority growth areas and to consolidate certain functions to simplify the organizational structure to enable efficiency and improved operating leverage; includes a reduction in staff, the rationalization and exit of certain real estate leases and incremental amortization of certain software
T&M	Time-and-Material
Tax Act	The "Tax Cuts and Jobs Act" enacted into U.S. law on December 22, 2017, which significantly amended the tax code in the U.S.

TERM	DEFINITION
TCRC	The Tech and Cyber Risk Committee
Transaction Revenue	For MA, represents perpetual software license fees and revenue from software implementation services, risk management advisory projects, and training and certification services. For MIS (excluding MIS Other), represents the initial rating of a new debt issuance as well as other one-time fees. For MIS Other, represents revenue from professional services
U.K.	United Kingdom
U.S.	United States
USD	U.S. dollar
UTPs	Uncertain tax positions
WACC	Weighted Average Cost of Capital
2022 - 2023 Geolocation Restructuring Program	Restructuring program approved by the CEO of Moody's on June 30, 2022 relating to the Company's post-COVID-19 geolocation strategy and other strategic initiatives; includes the rationalization and exit of certain real estate leases and a reduction in staff, including the relocation of certain job functions from their current locations

PART I

ITEM 1. BUSINESS

Background

As used in this report, except where the context indicates otherwise, the terms "Moody's" or the "Company" refer to Moody's Corporation, a Delaware corporation, and its subsidiaries. The Company's executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007 and its telephone number is (212) 553-0300.

THE COMPANY

Company Overview

In a world shaped by increasingly interconnected risks, Moody's data, insights, and innovative technologies help customers develop a holistic view of their world and unlock opportunities. Moody's offerings are distinguished by our vast proprietary and curated data and validated analytical models, which provide the trusted foundation that enable our customers to navigate an increasingly complex risk landscape. Moody's solutions enable the transformation of information into decision-grade intelligence, which is deeply interconnected across risk domains. Moody's also offers valuable insights into financial stability and creditworthiness for organizations, debt instruments, and securities, serving a key role in bringing transparency to the global debt markets. With a rich history of experience in global markets and a diverse workforce of approximately 16,000 across more than 40 countries, Moody's gives customers the comprehensive perspective needed to act with confidence and thrive in a dynamic global environment.

Moody's is helping customers accelerate value creation in an era of exponential risk by embedding our decision-grade intelligence directly into customer workflows

Moody's	Ratings	Research & Insights	Data & Information	Decision Solutions Banking | Insurance | KYC
	Agency of Choice	Premier fixed income research business	Unparalleled, decision-grade intelligence	Serving mission critical workflows across lending, underwriting, and KYC

Enabling Banks, Insurers, Investors, Corporations and Governments to...

What do we do?	Issue, Originate, Select, Underwrite	Identify, Measure, Monitor & Manage Risk	Verify, Comply, Plan & Report

Leveraging AI, decision-grade data, analytics & domain expertise across...

How do we do this?	Credit	Properties	People	Climate
	Companies	Securities	Economies	ESG

Moody's has two reportable segments: MA and MIS.

Moody's Analytics	**Moody's Investors Service**
MA provides curated data, intelligence and analytical tools to help business and financial leaders make confident decisions.	For more than 115 years, MIS has been a leading provider of credit ratings, research, and risk analysis helping businesses, governments, and other entities around the globe.

Financial information and operating results of these segments, including revenue, expenses and Adjusted Operating Income, are included in Part II, Item 8. Financial Statements of this annual report and are herein incorporated by reference.

Moody's Analytics Overview

MA empowers financial services, corporate and public sector customers to anticipate risks, adapt and thrive in a new era of exponential risk. MA's curated data and analytics transform information into decision-grade intelligence and power its AI-enabled cloud-based workflow tools, helping customers start business relationships, monitor and manage risk, and comply and report based on global laws, rules and regulations.

MA is comprised of: i) a premier fixed income and economic research business (Research & Insights); ii) a data business powered by the world's largest database on companies and credit (Data & Information); and iii) three cloud-based subscription businesses serving banking, insurance and KYC workflows (Decision Solutions), enabling customers to integrate Moody's proprietary data and analytics through a number of delivery channels.

Moody's Investors Service Overview

MIS is a leading global provider of credit ratings, research, and risk analysis. A rating from Moody's enables issuers to create timely, go-to-market debt strategies with the ability to capture wider investor focus and provides investors with a comprehensive view of global debt markets through our credit ratings and research. Moody's trusted insights can help decision-makers navigate the safest path through market turmoil and volatility.

MIS publishes credit ratings and provides assessment services on a wide range of debt obligations, programs and facilities, and the entities that issue such obligations in markets worldwide, including various corporate, financial institution and governmental obligations, and structured finance securities.

MIS also generates revenue from certain non-ratings-related operations, which primarily consist of financial instruments pricing services in the Asia-Pacific region, revenue from Second Party Opinions and Net Zero Assessments and revenue from ICRA's non-ratings operations. The revenue from these operations is included in the MIS Other LOB and is not material to the results of the MIS segment.

Sustainability

Moody's manages its business with the goal of delivering value to all of its stakeholders, including its customers, employees, business partners, local communities, and stockholders. Moody's considers sustainability-related factors throughout our operations, value chain, products, and services. We use our expertise, technology tools, and research and analytical services to help other organizations evaluate sustainability-related risk and make better risk mitigation and planning decisions.

The Company provides updated information on its sustainability strategy and progress via its sustainability website, and discloses information frequently requested by investors via its sustainability-related disclosures website.

The Board oversees sustainability matters via the Audit, Governance & Nominating, and Compensation & Human Resources Committees, as part of its oversight of management and the Company's overall strategy. The Audit Committee oversees financial, risk and other disclosures made in the Company's annual and quarterly reports related to sustainability. The Governance & Nominating Committee oversees sustainability matters, including significant issues of corporate social and environmental responsibility, as they pertain to the Company's business and to long-term value creation for the Company and its stockholders, and makes recommendations to the Board regarding these issues. Finally, the Compensation & Human Resources Committee oversees inclusion of sustainability-related performance goals for determining compensation of certain senior executives. Together, these committee functions support the development of a robust sustainability-related strategy and disclosure framework for the Company. The Board also oversees Moody's policies for assessing and managing the Company's exposure to risk, including climate-related risks such as business continuity disruption and reputational or credibility concerns stemming from incorporation of climate-related risks into our credit rating methodologies and credit ratings of Moody's Ratings.

HUMAN CAPITAL

Our employees are vital to Moody's continued success, and we seek to create an environment that attracts, develops and sustains a highly skilled, performance-oriented and engaged workforce. Our approach is oriented around the following pillars:

– providing market-competitive compensation, benefits and wellness programs as part of our Total Rewards program;

– implementing a robust talent management, employee engagement and retention strategy; and

– fostering an inclusive environment where all employees have a sense of belonging and are given the opportunity to perform their best.

Total Rewards

Moody's Total Rewards programs are designed to attract and maintain a high-performing, engaged and motivated global workforce. The Company's compensation packages include market-competitive salaries, performance-based annual bonuses, and equity grants aligned to our long-term performance for certain employees.

The Company's industry leading benefits programs offer comprehensive resources to support physical, mental and financial well-being. We invest in AI powered technologies in order to provide our employees with a world-class experience accessing and managing their benefits. We continuously evaluate our market benchmarks and employee feedback so that our benefits are competitive and support the attraction of the best talent. For example, in recent years we implemented a global paid parental leave policy to give parents time off to care for and bond with a new child and updated our tuition reimbursement program.

The Company also promotes flexible work arrangements, which support the Company's efforts to create a work atmosphere in which people feel valued and inspired to give their best. The Company has implemented a "PurposeFirst" framework, which fosters purpose-driven decisions relating to how and where Moody's teams work.

Talent Management, Employee Engagement and Retention

Moody's believes that our long-term success depends on our ability to attract, develop and retain a high-performing workforce. Our goal is to create an environment where colleagues can thrive personally and professionally and can maximize their potential. Our culture is one of continuous learning, which we believe is crucial for colleagues to thrive as part of our organization and to feel a sense of accomplishment and purpose, and our leaders are key in reinforcing this at Moody's.

Moody's talent strategy helps us create integrated, cohesive talent activities that support the growth and success of our employees and the business. This strategy informs all of our talent programs, guiding our efforts to attract, develop and retain top talent. It also helps us remain aligned with Moody's overall business objectives and values while designing programs to meet the evolving needs of our organization.

Moody's offers various talent development programs and resources through Moody's University that are focused on building professional, technical and leadership skills to support employees' goals and objectives. Moody's also places significant emphasis on our high-potential and high-performance programs, which are designed to identify and nurture emerging leaders within the organization. These programs provide tailored development opportunities, mentorship and the chance to work on strategic projects that drive our business forward.

Moody's Employee Experience function conducts listening sessions with our employees and creates targeted plans to act on the feedback provided. We measure employee engagement via multiple channels, including the BES for employees to provide anonymous and candid feedback to management. This periodic survey helps Moody's management understand our employees' level of engagement in critical areas, which include, but are not limited to, purpose, leadership, managerial effectiveness, connection, enablement and empowerment and well-being. Managers are accountable for identifying opportunity areas and taking targeted actions based on survey results. The feedback received through the BES is used as a vital input into making decisions to improve employee experience and retention. As we strive to make Moody's a place people want to come and grow, management also carefully monitors local and global employee turnover rates.

Inclusion and Belonging

Moody's believes that a workforce comprised of individuals with varied thoughts, backgrounds and experiences fosters an environment that makes our opinions stronger, our products more innovative, our workplace more welcoming and improves how we relate and respond to our customers. We are committed to cultivating a culture where every individual feels a sense of belonging and has an equal opportunity to succeed.

Our Inclusion Operating and Governance Model turns our inclusion strategy into reality by providing a functional framework to guide how our People team, councils, sponsors, BRGs and committees work together. The Global Inclusion Council, composed of senior leaders, is charged with oversight of our global inclusion strategy and its progress. The members of the council meet quarterly.

Our governance model also includes three Regional Inclusion Councils tasked with overseeing the inclusion strategy within their respective regions. Each council meets on a quarterly basis.

Our operating model includes 11 active BRGs which represent 51 chapters. These groups are open to all Moody's employees, with more than 5,300 employees participating globally as of December 31, 2025.

Workforce Overview

As of December 31, 2025 and 2024, the number of Moody's employees was as follows:

		December 31,		Change
		2025	**2024**	**%**
MA	U.S.	**2,822**	2,989	(6)%
	Non-U.S.	**4,981**	5,156	(3)%
	Total	**7,803**	8,145	(4)%
MIS	U.S.	**1,556**	1,571	(1)%
	Non-U.S.	**4,572**	4,186	9 %
	Total	**6,128**	5,757	6 %
MSS	U.S.	**665**	696	(4)%
	Non-U.S.	**1,480**	1,240	19 %
	Total	**2,145**	1,936	11 %
Total MCO	U.S.	**5,043**	5,256	(4)%
	Non-U.S.	**11,033**	10,582	4 %
	Total [1]	**16,076**	15,838	2 %

[1] Includes approximately 2,000 employees of majority-owned MIS affiliates for both 2025 and 2024.

- MA's employee population primarily consists of software engineers, product managers and strategists, data and operations analysts, advisory and implementation teams and economists, as well as sales, business development, and sales support professionals.

- The MIS employee population primarily consists of credit analysts, data and operations analysts, credit strategy and methodology professionals, software engineers, sales and sales operations, and international strategy teams.

- The MSS employee population primarily consists of information technology professionals and other professional staff such as finance, human resources, compliance, and legal that support both MA and MIS.

CLIMATE CHANGE

While Moody's operations have a limited direct environmental impact, the Company is taking steps to reduce emissions across its operations and value chain in accordance with its decarbonization strategy.

Our decarbonization plan outlines tangible strategies for realizing our climate goals, including the procurement of 100% of renewable electricity in the Company's office spaces and optimizing efficiencies in its operations through its hybrid work program. The costs associated with the implementation of the decarbonization plan are not expected to be material.

We have integrated RMS' climate capabilities into our existing offerings and as a result we are providing analysts and researchers with streamlined access to consistent and high-quality climate insights. We are investing to maintain a highly competitive offering in this evolving field and are working with customers across all industries to better understand, manage, mitigate and report on their climate related risk exposures. Additionally, we have launched a Net Zero Assessment framework to provide an independent and comparable evaluation of the strength of an entity's carbon transition plan.

MOODY'S STRATEGY

Moody's is a global integrated risk assessment firm that empowers organizations to anticipate, adapt and thrive in a new era of exponential risk. Our solutions incorporate decades of financial and risk expertise and domain knowledge into integrated, decision-grade intelligence that can be embedded into our customers' mission-critical workflows through a variety of channels. Our data, analytical solutions and insights help decision-makers identify opportunities and manage the risks of doing business with others.

Mission	**Our mission is to be the leading source of relevant insights on exponential risk**

Growth Strategy

Invest with intent to grow and scale

  

Invest with intent **to grow and strengthen our core business** with a foundation of credibility, transparency, technology, data and analytics and decision enablement	Invest in **integrated solutions** to allow customers to manage multiple risks, bringing the best of Moody's capabilities	Invest to successfully **scale in priority growth markets** with highly differentiated products and services

Execution Priorities

How we will get it done

  

Customer first	Develop our people and culture	Collaborate, modernize and innovate

Moody's invests in initiatives to implement the Company's strategy, including internally-led organic development and targeted acquisitions. Illustrative examples include:

   

Enhancements to ratings quality and product extensions	Expansion in emerging markets	New products, services, proprietary data and technology capabilities, including Gen AI and Agentic AI offerings, to help customers attain competitive advantage and improve internal productivity	Investments that extend ownership and participation in joint ventures as well as acquisitions and strategic partnerships that accelerate the ability to scale and grow Moody's businesses

In this era of exponential risk, we know that risks are interconnected, and organizations want a complete view of risk. This includes having a greater breadth and depth of understanding around how risks connect.

Our integrated approach provides stakeholders with a more comprehensive view of risk, helping them to make better decisions and unlock opportunities. Moody's brings together vast amounts of curated data, creates proprietary linkages and develops risk analysis solutions that help our customers to assess multiple risk factors concurrently (e.g., supply chain failures; cyberattacks; geopolitical tensions; sanctions and security issues; and extreme weather events).

PROSPECTS FOR GROWTH

Moody's believes that the overall long-term outlook remains favorable for continued growth from the offerings of both of our reportable segments.

Moody's growth is influenced by a number of trends that impact the market for our products, including:

      

| Enablement of Gen AI and Agentic AI | Health of the world's major economies | Debt capital markets activity, including Private Credit | Disintermediation of credit markets | Fiscal and monetary policy of governments | Expansion of market for integrated data and analytics solutions | Business investment spending, including mergers and acquisitions |

In an environment of increasing financial complexity and exponential risk, Moody's is well positioned to benefit from continued growth in global fixed-income market activity and more widespread use of credit ratings and integrated risk solutions. Moreover, pricing opportunities aligned with customer value creation and advances in technology present growth opportunities for Moody's.

Over the last decade, Moody's has leveraged the power of AI and ML to better serve our customer base. As an early adopter of Gen AI and agentic AI, which Moody's believes will help our customers make better decisions by unlocking deeper, more integrated perspectives on risk, we believe Moody's has positioned itself to benefit from the capabilities of this technology and harness the proprietary insights resulting from being embedded in customer workflows. Through enablement of Gen AI and agentic AI, both through internal innovations and certain strategic partnerships, we are evolving how Moody's delivers insights on exponential risk to our customers with the potential to reimagine knowledge-intensive workflows, activate deeper insights and empower confident, intelligent decision-making for organizations globally.

Moody's operations are subject to various risks, as more fully described in Part I, Item 1A "Risk Factors," inherent in conducting business on a global basis.

MA Prospects for Growth

MA provides insights on the evolving risks of our customers and supports their ability to capitalize on related opportunities. Growth in MA is likely to be driven by landing new customers and expanding customer relationships across use cases over time. We believe our trusted and curated proprietary data, as well as our domain expertise, are crucial in an environment that is increasingly using Gen AI and agentic AI. The integration of AI and agentic solutions across our platforms, grounded in and informed by our vast proprietary and curated data, enables our customers to increase their efficiency and productivity, ultimately transforming how organizations work and manage risk to make decisions.

Strategic growth drivers:

     

| STRONG CUSTOMER RETENTION RATES | CROSS-SELLING, UPSELLING & PRICING | EXPANDING AND FORTIFYING OUR DATA ESTATE | INNOVATION AND NEW PRODUCT DEVELOPMENT | NEW DISTRIBUTION CHANNELS | STRATEGIC PARTNERSHIPS |

Market growth drivers:

Customers need to understand a large range of interconnected and emerging risks. Our comprehensive solutions help to provide clarity in a complex world by supporting the transformation underway across various industries due to:

 Operational and reputational risks

 Digitization & Artificial Intelligence

 Evolving regulatory environment

 Fluctuations in credit and financial markets

 Extreme weather impacts

 Geopolitical risks

MIS Prospects for Growth

Strong secular trends should continue to provide long-term growth opportunities in MIS. Key growth drivers include:

Long-term Revenue Growth Algorithm

 **Economic Expansion**

- GDP growth drives demand for debt capital to fund business investments
- Refinancing needs support future supply

+

 **Value Proposition**

- Proven rating accuracy and deeply experienced analysts
- Mix of issuers and opportunistic issuance

+

 **Developing Capital Markets and Evolving Risks**

- Bank system capacity remains constrained
- Deepening participation in developing markets
- Meeting customers' evolving risk assessment demands, including across Private Credit, Cybersecurity, and Sustainable and Transition Finance

In addition to the factors noted above, growth in global fixed income markets in a given year is dependent on many macroeconomic and capital market factors including:

 Interest rates

 Business investment spending

 Corporate refinancing needs

 Merger and acquisition activity

 Issuer financial health

 Consumer borrowing levels

 Securitization activity

 Expansion of ratings coverage

 Expansion into emerging markets

Rating fees paid by debt issuers account for most of the revenue of MIS. Therefore, a substantial portion of MIS's revenue is dependent upon the dollar-equivalent volume and number of ratable debt securities issued in the global capital markets. However, annual fee arrangements with frequent debt issuers, annual fees from debt monitoring, commercial paper and medium-term note programs, bank deposit ratings, insurance company financial strength ratings, mutual fund ratings, and other areas partially mitigate MIS's dependence on the volume or number of new debt securities issued in the global fixed-income markets.

Within MIS, we remain firmly committed to ratings quality, timely and insightful AI-elevated research, and engagement with issuers and investors. In the past year, we have enhanced our footprint in domestic markets by expanding in Latin American markets through Moody's Local domestic rating business, including the acquisition of ICR Chile. This strategic expansion has enhanced the capacity and reach of our domestic rating agency.

Competition

MA competes broadly in the financial information and enterprise risk software industries against various diversified competitors. MA's main competitors within DS are providers of software and analytic solutions. In R&I, MA faces competition from providers of economic data, financial research and analysis. MA's main competitors within D&I are providers of commercial and financial data.

MIS competes with other CRAs and with investment banks and brokerage firms that offer credit opinions and research. Many users of MIS's ratings also have in-house credit research capabilities.

Regulation

MIS, certain of the Company's credit rating affiliates, and many of the issuers and/or securities that MIS and the affiliates rate, are subject to extensive regulation in the U.S. (including by state and local authorities), EU, U.K. and in other countries. In addition, some of the services offered by MA and its affiliates are subject to regulation in a number of countries. MA also derives a significant amount of its sales from banks, insurers and other financial services providers who are subject to regulatory oversight and who are required to conduct due diligence and pass through certain regulatory requirements to key suppliers such as MA by contract. Existing and proposed laws and regulations can impact the Company's operations, products and the markets in which the Company operates. Additional laws and regulations have been proposed or are being considered. Each of the existing, adopted, proposed and potential laws and regulations can increase the costs and legal risk associated with the Company's operations, including the issuance of credit ratings, and may negatively impact the Company's profitability and ability to compete, or result in changes in the demand for the Company's products and services, in the manner in which the Company's products and services are utilized, and in the manner in which the Company operates.

In the U.S., CRAs are subject to extensive regulation primarily pursuant to Section 15E of the Exchange Act and rules thereunder. MIS is registered with the SEC as an NRSRO and is subject to the SEC's oversight and examination authority.

In the EU, the CRA industry is registered and supervised through a pan-EU regulatory framework. ESMA has direct supervisory responsibility for registered CRAs throughout the EU. MIS's EU CRA subsidiaries are registered with ESMA and are subject to its ongoing supervision. EU CRAs are also subject to DORA, which imposes a range of requirements in relation to the management of ICT risk, regulatory reporting, testing and the management of risks related to ICT services provided by third-parties. DORA also establishes an EU-wide oversight framework for ICT service providers who are designated by the EU supervisory authorities as CTPPs. MIS is not an ICT service provider. MA is an ICT service provider but has not been designated as a CTPP.

In November 2024, the EU published in the EU Official Journal a new Regulation on ESG Rating Activities. This new regulation will become applicable in July 2026 and will subject ESG rating and/or score providers to a number of substantive and procedural requirements and formal supervision by ESMA. Certain products currently offered by MIS may fall in scope of the Regulation and we continue to assess and prepare for the implications. We do not currently expect MA products to fall into scope.

The EU AI Act was published in the EU Official Journal in July 2024, though elements of the Act have different implementation periods and further grace periods have been proposed. The impact of the Regulation remains uncertain as it is currently being reviewed by the EU Institutions; however, it could increase the Company's costs and expose it to the risk of penalties over time.

In the U.K., MIS U.K. is registered with and regulated by the FCA.

The U.K. Parliament has now passed legislation to authorize the FCA to regulate ESG ratings. Certain products currently offered by MIS may fall into scope of the legislation. The FCA has begun consulting on rules for the U.K. ESG ratings framework. We continue to assess the implications for the Company.

Intellectual Property

Moody's and its affiliates own and control a variety of intellectual property, including but not limited to:



Proprietary information

Publications

Databases

Trademarks and Patents

Cloud-based and other software tools and applications

Domain names

Research

Models and methodologies

Other proprietary materials that, in the aggregate, are of material importance to Moody's business

Management of Moody's believes that the trademarks and related corporate names, marks and logos relating to its businesses, including those containing the term "Moody's", are of material importance to the Company.

The Company, primarily through MA and its affiliates, provides access to certain of its databases, cloud-based, AI, and other software applications, credit, catastrophe, and other risk models, assessments, research and other publications and services that contain intellectual property to its customers. These licenses are provided pursuant to standard agreements containing customary restrictions and intellectual property protections.

In addition, Moody's licenses from third parties certain technology, data and other intellectual property rights. For example, Moody's obtains licenses from third parties to use financial information (such as market and index data, financial statement data, research data, default data and security identifiers) as well as AI software and software development tools and libraries. In addition, certain of the Company's affiliates obtain from third-party information providers certain financial, credit risk, compliance, firmographic, management, ownership, news and/or other data worldwide, which are distributed through Moody's information products. The Company obtains such technology and intellectual property rights from generally available commercial sources. The Company also utilizes generally available open-source software and libraries subject to appropriately permissive open-source licenses, to carry out routine functions in certain of the Company's software products. Most of such technology and intellectual property is available from a variety of sources. Although certain financial information (particularly security identifiers, certain pricing or index data, and company financial data in selected geographic markets) is available from a limited number of sources, Moody's does not believe it is dependent on any one data source for a material aspect of its business.

The names of Moody's products and services referred to herein are trademarks, service marks or registered trademarks or service marks owned by or licensed to Moody's or one or more of its affiliates. The Company owns patents (including granted, allowed and pending patents). None of the Company's intellectual property is subject to a specific expiration date, except to the extent that the patents and the copyright in items that the Company holds (such as credit reports, research, software, and other written opinions) expire pursuant to relevant law.

The Company considers its intellectual property to be proprietary, and Moody's relies on a combination of copyright, trademark, trade secret, patent, non-disclosure and other contractual and technological safeguards for protection. Moody's also pursues instances of third-party infringement of its intellectual property in order to protect the Company's rights.

Available Information

Moody's investor relations internet website is https://ir.moodys.com/. Under the "SEC Filings" tab at this website, the Company makes available free of charge its annual reports on Form 10-K, proxy and other information statements, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The SEC maintains an internet website that contains annual, quarterly and current reports, proxy and other information statements that the Company files electronically with the SEC. The SEC's internet website is https://www.sec.gov/.

Information About Our Executive Officers

Name, Age, Position and Biographical Data



Robert Fauber, 55
President and Chief Executive Officer

Mr. Fauber has served as the Company's President and Chief Executive Officer since January 2021. Mr. Fauber joined the Board of Directors in October 2020 and he currently serves on the Executive Committee of the Board of Directors. Prior to serving as CEO, Mr. Fauber served as Chief Operating Officer from November 2019 to December 2020, as President of MIS from June 2016 to October 2019, as Senior Vice President—Corporate & Commercial Development of Moody's Corporation from April 2014 to May 2016, and was Head of the MIS Commercial Group from January 2013 to May 2016.



Noémie Heuland, 48
Senior Vice President and Chief Financial Officer

Ms. Heuland has served as the Company's Senior Vice President and Chief Financial Officer since April 2024. She joined the Company most recently from Ceridian HCM Holding Inc. (which changed its name to Dayforce, Inc. on January 1, 2024), a global leader of human capital management technology, where she served as Executive Vice President, Chief Financial Officer from September 2020 to December 2023. From April 2018 to September 2020, Ms. Heuland held the position of Senior Vice President, Chief Financial Officer at SAP Latin America and Caribbean region, and held various other finance leadership roles in Europe and the Americas at SAP beginning in 2008. Prior to joining SAP, a global software company, Ms. Heuland spent eight years at PricewaterhouseCoopers. Ms. Heuland is a certified public accountant.



Richard Steele, 56
Senior Vice President and General Counsel

Mr. Steele has served as the Company's Senior Vice President and General Counsel since September 2023. Mr. Steele joined Moody's KMV Company in 2006 as its Chief Legal Officer, and was named General Counsel of Moody's Analytics in January 2008. Prior to joining the Company, Mr. Steele was a corporate lawyer at Wilson Sonsini Goodrich & Rosati, and also held senior legal positions at several firms in financial technology, software and venture capital.



Michael West, 57
President, Moody's Investors Service

Mr. West has served as President of Moody's Investors Service, Inc. since November 2019. Mr. West served as Managing Director—Head of MIS Ratings and Research from June 2016 to October 2019. Previously, Mr. West served as Managing Director—Head of Global Structured Finance from February 2014 to May 2016 and Managing Director—Head of Global Corporate Finance from January 2010 to January 2014. Earlier in his career, he was also responsible for the research strategy for the ratings businesses and before that led Corporate Finance for the EMEA Region, European Corporates and the EMEA leveraged finance business.

ITEM 1A.   RISK FACTORS

Please carefully consider the following discussion of significant factors, events and uncertainties that make an investment in the Company's securities risky and provide important information for the understanding of the "forward-looking" statements discussed in Item 7 of this Form 10-K and elsewhere. These risk factors should be read in conjunction with the other information in this annual report on Form 10-K.

The events and consequences discussed in these risk factors could, in circumstances the Company may not be able to accurately predict, recognize, or control, have a material adverse effect on Moody's business, financial condition, operating results (including components of the Company's financial results such as sales and profits), cash flows and stock price. These risk factors do not identify all risks that Moody's faces. The Company could also be affected by factors, events, or uncertainties that are not presently known to the Company or that the Company currently does not consider to present significant risks. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future. In addition to the effects of general economic conditions, including inflation and related monetary policy actions in response to inflation, changes in international conditions, including the impact of ongoing or new developments in the Russia-Ukraine military conflict and the military conflicts in the Middle East, and resulting global disruptions on our business and operations discussed in Item 7 of this Form 10-K and in the risk factors below, additional or unforeseen effects from the global economic climate may give rise to or amplify many of these risks discussed below.

A. Legal and Regulatory Risks

Moody's Faces Risks Related to Laws and Regulations that Affect the Financial Industry, Including the Credit Rating Industry, Moody's Businesses and Moody's Customers.

Moody's is subject to extensive regulation by federal, state and local authorities in the U.S. and by foreign jurisdictions. These regulations, the most important of which are discussed in further detail below, are complex, continually evolving and have tended to become more stringent over time. Additionally, in the U.S., changes in the Presidential administration, changes in Congress, and recent judicial actions may increase the uncertainty with regard to potential changes in these laws and regulations and the enforcement of any new or existing legislation or directives by government authorities. See "Regulation" in Part I, Item 1 of this annual report on Form 10-K for more information.

Speculation concerning the impact of legislative, regulatory and government initiatives, including initiatives related to the emerging technology of AI systems, operational resilience, data privacy and climate-related risks, among others, that our products and services incorporate, and the increased uncertainty over potential liability and adverse legal or judicial determinations may negatively affect Moody's stock price, affect demand for our products and services, increase our costs of operations and impact our future business plans. Further, the Company's compliance and efforts to reduce the risk of fines, penalties or other sanctions can result in significant expenses. Legal proceedings that are increasingly lengthy can result in uncertainty over and exposure to liability.

Moody's Investors Service. MIS operates in a highly regulated industry. The current U.S. laws and regulations relating to MIS, including the Reform Act and the Dodd-Frank Act:

–   seek to encourage, and may result in, increased competition among CRAs and in the credit rating business;

–   may result in alternatives to credit ratings, changes in the pricing of credit ratings, and/or diminished intellectual property protection relating to credit ratings and related research produced by MIS;

–   restrict the use of information in the development or maintenance of credit ratings;

–   increase regulatory oversight of the credit markets and CRA operations;

–   provide the SEC with direct jurisdiction over CRAs that seek NRSRO status, and grant authority to the SEC to inspect the operations of CRAs; and

–   provide for enhanced oversight standards and specialized pleading standards, which may result in increases in the number of legal proceedings claiming liability for losses suffered by investors on rated securities and aggregate legal defense costs.

In addition to the extensive and evolving U.S. laws and regulations governing the credit rating industry, foreign jurisdictions have taken measures to regulate CRAs and the markets for credit ratings that significantly impact the operations and the markets for the Company's ratings-related products and services. In particular, the EU has adopted a common regulatory framework for CRAs operating in the EU, continues to monitor the credit rating industry and analyzes approaches that may strengthen existing regulation. The U.K. also has adopted a regulatory framework for CRAs that is based on the EU version. Credit ratings emanating from outside the EU are subject to ESMA's oversight if they are endorsed into the EU, and ratings endorsed into the U.K. are similarly subject to oversight of the FCA. Additionally, other foreign jurisdictions, such as Australia and Hong Kong and China, have taken measures to increase regulation of CRAs and markets for credit ratings. A failure to comply with these procedural and substantive requirements also exposes MIS to the risk of regulatory enforcement action, which could result in financial penalties or, in serious cases, affect its ability to conduct credit rating activities in certain jurisdictions. For example:

- MIS is subject to formal regulation and periodic or other inspections in the EU and other foreign jurisdictions, such as, but not limited to, the U.K., Australia, Singapore, Japan, and Hong Kong, where it operates through registered subsidiaries.

- In the EU and the U.K., applicable rules include procedural requirements with respect to credit ratings of sovereign issuers, liability for intentional or grossly negligent failure to abide by applicable regulations, mandatory analyst rotation requirements, and restrictions on CRAs or their shareholders if certain ownership thresholds are crossed. Additional procedural and substantive requirements include conditions for the issuance of credit ratings, rules regarding the organization of CRAs, restrictions on activities deemed to create a conflict of interest, including requirements that fees be based on costs and non-discriminatory, special requirements for credit ratings of structured finance instruments. Certain products currently offered by MIS may fall into scope of the EU Regulation on ESG Rating Activities, which could impose new substantive and procedural requirements on MIS relating to those products similar to those applicable to credit ratings. In addition, EU CRAs are also subject to DORA, which imposes a range of requirements in relation to the management of ICT risk, regulatory reporting, testing and the management of risks related to ICT services provided by third-parties.

- In Hong Kong, applicable rules include liability for the intentional or negligent dissemination of false and misleading information and procedural requirements for the notification of certain matters to regulators. In addition, MIS Hong Kong is subject to a code of conduct applicable to CRAs that imposes procedural and substantive requirements on the preparation and issuance of credit ratings, restrictions on activities deemed to create a conflict of interest including the disclosure of its compensation arrangements with rated entities and special requirements for credit ratings of structured finance instruments.

- In China, while MIS is not a licensed CRA, it does issue global credit ratings on Chinese issuers from offices outside of China. In addition, the Company holds a 30% investment in CCXI, a domestic CRA licensed in China. China has laws applicable to domestic CRAs as well as foreign investment in such entities and entities in general (including national security review).

- In Australia, unless an exemption applies, CRAs are required to hold an Australian financial services license (AFSL) if they carry on a business of providing credit ratings in Australia. MIS Australia holds an AFSL authorizing it to provide general advice to wholesale clients only by issuing a credit rating. It is therefore required to comply with obligations as an AFSL holder including the requirement to provide financial services efficiently, honestly, and fairly, to manage conflicts of interest, and to comply with the conditions of its AFSL (which conditions include specific conditions about credit ratings).

Future laws and regulations could extend to products and services not currently regulated. These regulations could:

- affect the need for debt securities to be rated;

- expand supervisory remits to include credit ratings issued outside the home jurisdiction;

- increase the level of competition for credit ratings, including the distribution of credit ratings;

- establish criteria for credit ratings or limit the entities authorized to provide credit ratings;

- restrict the collection, use, accuracy, correction and sharing of information by CRAs; or

- regulate pricing (for example, to require fees that are based on costs and are non-discriminatory) on products and services provided by MA such as those products that incorporate credit ratings and research originated by MIS.

In turn, such developments may affect MIS's communications with issuers as part of the rating assignment process, alter the manner in which MIS's credit ratings are developed, assigned and communicated, affect the manner in which MIS or its customers or users of credit ratings operate, impact the demand for MIS's credit ratings or alter the economics of the credit ratings business, including by restricting or mandating business models for CRAs. It is difficult to accurately assess the future impact of legislative and regulatory requirements on MIS's business and its customers' businesses. If these laws and regulations, and any future rulemaking or court rulings, reduce demand for credit ratings or increase costs, MIS may be unable to pass such costs through to customers. Additionally, legislative and regulatory initiatives that apply to CRAs and credit markets generally may affect Moody's in a disproportionate manner. Each of these developments increases the costs and legal risk associated with the issuance of credit ratings and can have a material adverse effect on Moody's operations, profitability and competitiveness, the demand for credit ratings and the manner in which such ratings are utilized.

Moody's Analytics. Certain of MA's subscription products contain credit ratings data and related research produced by MIS, and often are used by MA customers for regulatory compliance purposes, including determination of capital charges and regulatory reporting.

Regulations concerning the issuance of credit ratings and the activities of CRAs, including the dissemination of ratings data, are likely to continue to be considered in the future, including, for example, provisions regarding fair and reasonable availability of ratings data, the terms and conditions associated with such data feeds, remuneration for data and the nature of the information to be included in credit opinions. Other laws, regulations and rules that are being considered or are likely to be considered in the future may impact MA products and services, for example, by requiring certain information to be provided free of charge.

MA's other products and services, in particular its offering of products and services relating to sanctions, KYC and financial crime, are potentially subject to various laws and regulations affecting the collection, processing and sale of data-driven solutions. These laws and regulations generally are designed to protect information relating to individuals and small businesses, including information used for consumer credit reporting purposes, the data rights of individuals, and to prevent the unauthorized collection, access to and use of personal or confidential information available in the marketplace and prohibit certain deceptive and unfair acts. Additionally, refer to the risk factor entitled "*The Company Is Exposed to Risks Related to Protection of Confidential and Personal Information.*"

New laws and regulations are likely to be enacted and existing laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. As a result of current and future laws and regulations, our customers' and other third parties' use of our products and services, as well as our use of information supplied by our suppliers and other third parties, can lead to regulatory inquiries or actions or related private litigation against us. The application of current and future laws relating to data access and portability may also require changes in the way that we contract for certain of our hosted data services and provide our customers of such services with the ability to terminate their relationships with us and port their data to alternative providers, and changes in the applicability of laws and regulations could require MA to modify its data processing practices and policies and restrict or dictate how MA collects, maintains, combines and disseminates information, which could have a material adverse effect on Moody's business, financial condition or results of operations. In the future, the Company may be subject to significant additional expense to ensure continued compliance with laws and regulations applicable to MA and to investigate, defend or remedy actual or alleged violations. Additionally, refer to the risk factor entitled "*The Company Is Exposed to Risks Related to Protection of Confidential and Personal Information.*"

Further, MA's bank and financial services customers are subject to additional regulatory oversight. For example:

– U.S. banking regulators, including the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the Consumer Financial Protection Bureau, as well as many state agencies, have issued guidance to insured depository institutions and other providers of financial services on assessing and managing risks associated with third-party relationships, which include all business arrangements between a financial services provider and another entity, by contract or otherwise, and generally requires banks and financial services providers to exercise comprehensive oversight throughout each phase of a bank or financial service provider's business arrangement with third-party service providers, and instructs banks and financial service providers to adopt risk management processes commensurate with the level of risk and complexity of their third-party relationships. This guidance requires more rigorous oversight of third-party relationships that involve certain "critical activities."

– Regulators in Europe and other foreign markets in which MA is active have issued guidance similar to that issued in the U.S. relating to financial institutions' assessment and management of risks associated with third-party relationships. For example, DORA requires EU financial institutions to have a comprehensive governance and control framework of the management of ICT risks, including risks relating to third-party providers of technology and data such as MA. In light of this, MA's existing or potential bank and financial services customers subject to this guidance have sought to and may further revise their third-party risk management policies and processes and the terms on which they do business with MA.

– In China, MA is licensed to provide subscriptions to credit research and ratings data and other information relevant to the financial markets. China has laws applicable to Moody's that are broadly crafted, and the implementation, interpretation and enforcement of such laws are subject to the broad discretion of Chinese regulators, which could affect the Company's ability to conduct business in China.

The EU AI Act has introduced a risk-based framework for regulating AI systems which applies different obligations to various participants in the AI supply chain. Compliance with the regulation, in its current form, could increase the Company's costs and expose it to the risk of penalties or fines for noncompliance; however, the ultimate impact of the EU AI Act on the Company remains uncertain, as the European Commission has proposed measures intended to reduce the regulatory burden on businesses. In addition, numerous other foreign jurisdictions and U.S. states have proposed or enacted legislation relating to the development and use of GenAI.

Legal and regulatory developments can result in delayed or reduced sales to MA's customers, adversely affect MA's relationship with such customers, increase the costs of doing business with such customers and/or result in MA assuming greater financial and legal risk under its agreements with such customers.

The Company Faces Exposure to Litigation and Government Regulatory Proceedings, Investigations and Inquiries (Including Competition Market Studies) Related to Rating Opinions, Analytics Services and Other Business Practices.

Moody's faces exposure to litigation and government and regulatory proceedings, investigations and inquiries (including market studies) related to MIS's ratings actions, as well as other business practices and products within both MIS and MA. When the market value of credit-dependent instruments has declined or defaults have occurred, whether as a result of difficult economic times, rapid changes in interest rates, decreased liquidity, turbulent markets or otherwise, the number of investigations and legal proceedings that Moody's has faced has increased significantly. Parties who invest in securities rated by MIS or issued by MIS-rated entities have pursued claims against MIS or Moody's for losses they faced in their portfolios. For instance, Moody's faced numerous class action lawsuits and other litigation, government investigations and inquiries (including market studies) concerning events linked to the U.S. subprime residential mortgage sector and broader deterioration in the credit markets during and after the financial crisis of 2007-2008. Moody's may face additional government investigations and inquiries related to the private credit market, where there has been increased regulatory attention relating to the rapid growth of private credit, new financing structures, and CRA ratings for private credit-related instruments, issuers, and credit facilities. Evolving and/or inconsistent expectations regarding climate-risk and other sustainability disclosures and reporting could also result in increased regulatory scrutiny and new regulatory actions at a corporate and business unit level. MA's offering of products and services relating to sanctions, KYC and financial crime, as well as climate, default, and other risks may result in increased regulatory scrutiny and could expose the Company to increased risk of litigation from companies, data subjects, property owners and other third-parties, including due to potential inaccuracies in the products and services we offer, as well as regulatory recordkeeping requirements associated with our services. Additionally Moody's development of new technologies, including Gen AI and agentic AI product offerings may introduce new risks. Large language models, agentic workflows and related AI-technologies licensed by or developed by the Company, and the data used to train or power them may be incomplete or inadequate, our Gen AI or agentic AI products or platforms may result in adverse impacts to our business operations or reputation and increased regulatory scrutiny and exposure to litigation. Legal proceedings and regulatory inquiries and investigations impose additional expenses on the Company and require the attention of senior management to an extent that may significantly reduce their ability to devote time to addressing other business issues, and any of these proceedings, investigations or inquiries (including market studies) could ultimately result in adverse judgments, damages, fines, penalties or activity restrictions. Risks relating to legal proceedings are heightened in foreign jurisdictions that lack the legal protections or liability standards comparable to those that exist in the U.S. In addition, new laws and regulations have been and may continue to be enacted that establish lower liability standards, shift the burden of proof or relax pleading requirements, thereby increasing the risk of successful litigations in the U.S. and in foreign jurisdictions. These litigation risks are often difficult to assess or quantify. Moody's may not have adequate insurance or reserves to cover these risks, and the existence and magnitude of these risks often remain unknown for substantial periods of time. Furthermore, when Moody's is unable to achieve dismissals at an early stage and litigation matters proceed to trial, the aggregate legal defense costs incurred by Moody's increase substantially, as does the risk of an adverse outcome.

Additionally, as litigation or the process to resolve pending matters progress, Moody's will continue to review the latest information available and may change its accounting estimates, which could require Moody's to record or increase liabilities in the consolidated financial statements in future periods. See Note 19 to the consolidated financial statements for more information regarding ongoing investigations and civil litigation that the Company currently faces. Due to the potential number of these proceedings and the significant amount of damages that could be sought, there is a risk that Moody's will be subject to judgments, settlements, fines, penalties or other adverse results that have a material adverse effect on its business, operating results and financial condition.

The Company Is Exposed to Risks Related to Its Compliance and Risk Management Programs.

Moody's operates in a number of countries, and as a result the Company is required to comply with and quickly adapt to numerous international and U.S. federal, state and local laws and regulations. The Company's ability to comply with applicable laws and regulations, including anti-corruption, antitrust, economic and trade sanctions, and securities trading laws, the Reform Act, the Dodd-Frank Act and regulations thereunder, is largely dependent on its establishment and maintenance of compliance, review and reporting systems, as well as its ability to attract and retain qualified compliance and risk management personnel. Moody's policies and procedures to identify, evaluate and manage the Company's risks, including risks resulting from acquisitions and from Gen AI developments (such as maintaining the quality and integrity of data of Gen AI product offerings), may not be fully effective, and Moody's employees or agents may engage in misconduct, fraud or other errors. It is not always possible to deter such errors, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. If Moody's employees violate its policies or if the Company's risk management methods are not effective, the Company may be subject to criminal and civil liability, the suspension of the Company's employees, fines, penalties, regulatory sanctions, injunctive relief, exclusion from certain markets or other penalties, and may suffer harm to its reputation, financial condition and operating results.

Moody's Faces Risks Related to Intellectual Property Rights.

Moody's considers many aspects of its products and services to be proprietary. Failure to protect the Company's intellectual property adequately could harm its reputation and affect the Company's ability to compete effectively. Businesses the Company acquires also involve intellectual property portfolios, which increase the challenges the Company faces in protecting its strategic advantage. In addition, the Company's operating results can be adversely affected by inadequate or changing legal and technological protections for intellectual property and proprietary rights in some jurisdictions and markets, including if and how rights in these markets evolve to address unauthorized or unintended use of intellectual property from new technologies like Gen AI. The lack of strong legal and technological intellectual property protections in foreign jurisdictions in which we operate may increase our vulnerability and may pose risks to our business. From time to time, laws are passed that require publication of certain information, in some cases at no cost, that the Company considers to be its intellectual property and that it currently sells or licenses for a fee, which could result in lost revenue.

We also incorporate third-party software, including open-source software components, in certain of our products and services. Our reliance on third-party and open-source software exposes us to risks of non-compliance, including potential audits, litigation, injunctions, and the forced disclosure of our proprietary intellectual property, which could materially impact our financial results and operations. Unauthorized third parties may also try to obtain and use technology or other information that the Company regards as proprietary. It is also possible that Moody's competitors or other entities could obtain patents or other intellectual property rights related to the types of products and services that Moody's offers, and attempt to require Moody's to stop developing or marketing the products or services, to modify or redesign the products or services to avoid infringing, or to obtain licenses from the holders of the intellectual property in order to continue developing and marketing the products and services. Even if Moody's attempts to assert or protect its intellectual property rights through litigation, it may require considerable cost, time and resources to do so, and there is no guarantee that the Company will be successful. The Company's ability to establish, maintain and protect its intellectual property and proprietary rights against theft, misappropriation or infringement could be materially and adversely affected by insufficient and/or changing proprietary rights and intellectual property legal protections in some jurisdictions and markets. These risks, and the cost, time and resources needed to address them, may increase as the Company's business grows and its profile rises in countries with intellectual property regimes that are less protective than the rules and regulations applied in the United States.

Moody's Faces Risks Related to Tax Matters, Including Changes in Tax Rates or Tax Rules.

As a global company, Moody's is subject to taxation in the United States and various other countries and jurisdictions. As a result, our effective tax rate is determined based on the taxable income and applicable tax rates in the various jurisdictions in which the Company operates. Moody's future tax rates could be affected by changes in the composition of earnings in countries or states with differing tax rates or other factors, including by increased earnings in jurisdictions where Moody's faces higher tax rates, losses incurred in jurisdictions for which Moody's is not able to realize the related tax benefit, or changes in foreign currency exchange rates. Changes in the tax, accounting and other laws, treaties, regulations, policies and administrative practices, or changes to their interpretation or enforcement, including changes applicable to multinational corporations such as the Base Erosion Profit Shifting initiative being led by the OECD, which requires companies to disclose more information to tax authorities on operations around the world, and the EU's state aid rulings, could have a material adverse effect on the Company's effective tax rate, results of operations and financial condition and may lead to greater audit scrutiny of profits earned in various countries.

In addition, Moody's is subject to regular examination of its income tax returns by the IRS and other tax authorities around the world. Moody's regularly assesses the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of its provision for income taxes, including unrecognized tax benefits; however, developments in an audit or litigation could materially and adversely affect the Company. Although the Company believes its tax estimates and accruals are reasonable, there can be no assurance that any final determination will not be materially different than the treatment reflected in its income tax provisions, accruals and unrecognized tax benefits, which could materially and adversely affect the Company's business, operating results, cash flows and financial condition.

During 2023, multiple foreign jurisdictions in which the Company operates have enacted legislation to adopt a minimum tax rate described in the GloBE or Pillar II, tax model rules issued by the OECD. A minimum ETR of 15% would apply to multinational companies with consolidated revenue above €750 million with an effective date beginning in 2024. Under the GloBE rules, a company would be required to determine a combined ETR for all entities located in a jurisdiction. If the jurisdictional tax rate is less than 15%, an additional tax will be due to bring the jurisdictional effective tax rate up to 15%. While the Pillar II minimum tax requirement is not currently anticipated to have a material impact on the Company's results of operations or financial position, management is evaluating and will continue to monitor the potential impact of the Pillar II global minimum tax proposals on our consolidated financial statements and related disclosures. On July 4, 2025, President Trump signed into law the legislation commonly referred to as the OBBBA. The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Act of 2017, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. Additional regulatory guidance interpreting or clarifying the OBBBA may affect our expected future effective tax rates and tax assets and liabilities which could have a material adverse effect on Moody's business, results of operations, cash flows and financial condition.

B. Risks Related to our Business

The Company is Exposed to Legal, Economic, Operational and Regulatory Risks of Operating in Multiple Jurisdictions.

Moody's conducts operations in various countries outside the U.S. and derives a significant portion of its revenue from foreign sources. Changes in the economic condition of the various foreign economies in which the Company operates have an impact on the Company's business. For example, global economic uncertainty, including in the Eurozone, affects the number of securities offerings undertaken within those particular areas. In addition to the risks addressed elsewhere in this section, operations abroad expose Moody's to a number of legal, economic and regulatory risks such as:

– economic and geopolitical events and market conditions in countries where we have large employee populations, such as the ongoing tensions between India and Pakistan, and conflicts such as the Russia-Ukraine military conflict and the military conflicts in the Middle East, including the effect of these events and conditions on customers, customer retention and demands for our products and services;

– fluctuations in interest rates and credit spreads, and exposure to exchange rate movements between foreign currencies and USD;

– restrictions on the ability to convert local currency into USD and the costs, including the tax impact, of repatriating cash held by entities outside the U.S.;

– U.S. laws affecting overseas operations, including domestic and foreign export and import restrictions, tariffs and other trade barriers and restrictions, such as those related to the U.S.'s relationship with China and embargoes and sanctions laws with respect to Russia, including the Russia-Ukraine military conflict. For example, U.S. economic sanctions have increasingly targeted Chinese persons. In response, China issued a blocking statute that establishes a framework for limiting the effect of foreign sanctions on Chinese persons. Blocking statutes typically create conflicts of law. An entity that is subject to conflicting laws in multiple jurisdictions may need to determine a means to comply with such laws. Such conflicts could eventually affect the ability of entities to adhere to applicable laws or continue to operate in certain jurisdictions;

- differing and potentially conflicting legal or civil liability, compliance and regulatory standards;

- current and future regulations relating to the imposition of mandatory rotation requirements on CRAs hired by issuers of securities;

- uncertain, evolving and new laws and regulations, including employment laws, various proposed and enacted data laws including those relating to data sharing, portability of data services, cybersecurity rules, and laws and regulations applicable to the financial services industries, such as the EU's implementation of DORA in January 2025, and to the protection of intellectual property and to the emergence of LLMs in the context of Gen AI and other technologies, such as the EU AI Act and other AI legislation, including the effect of these laws and regulations on our customers and on the products and services that we offer;

- uncertainty regarding the future relationship and increasing tensions between the U.S. and China, which may result in further restrictions or actions by the U.S. government with respect to doing business in China and/or by the Chinese government with respect to business conducted by foreign entities in China;

- restrictive actions of governmental authorities in the jurisdictions in which we operate which may affect trade, cross-border data transfer, and foreign investment, especially during periods of heightened tension between governmental authorities in such jurisdictions, including protective measures such as export restrictions and customs duties and tariffs, government intervention favoring local competitors, data localization efforts, and restrictions on the level of foreign ownership;

- competition with CRAs that have greater familiarity, longer operating histories and/or support from local governments or other institutions;

- uncertainties in obtaining reliable data and creating products and services relevant to particular geographic markets;

- longer payment cycles and possible problems in collecting receivables;

- differing accounting principles and standards;

- difficulties in staffing and managing foreign operations;

- difficulties and delays in translating documentation into foreign languages; and

- potentially adverse tax consequences.

Additionally, Moody's is subject to complex U.S., foreign and other local laws and regulations that are applicable to its operations abroad, such as laws and regulations governing economic and trade sanctions, tariffs, embargoes, and anti-corruption including the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other similar local laws. The internal controls, policies and procedures and employee training and compliance programs to deter prohibited practices the Company has implemented may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or from material violations of applicable laws and regulations. Compliance with international and U.S. laws and regulations that apply to the Company's international operations increases the cost of doing business in foreign jurisdictions. Violations or allegations, even if unfounded, that the Company has violated such laws and regulations may result in severe fines and penalties, criminal sanctions, administrative remedies and restrictions on business conduct and could have a material adverse effect on Moody's reputation, its ability to attract and retain employees, its business, operating results and financial condition.

Moody's Operations are Exposed to Risks from Infrastructure Malfunctions or Failures.

Moody's ability to conduct business may be materially and adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which Moody's has large employee populations, including: (i) New York City, the location of Moody's headquarters, (ii) India, (iii) major cities worldwide in which Moody's has offices, and (iv) locations that may be affected by the Russia-Ukraine military conflict and the military conflicts in the Middle East. This may include a disruption involving physical or technological infrastructure (whether or not controlled by the Company), including the Company's electronic delivery systems, the Company's data center facilities, or the Internet, used by the Company or third parties with or through whom Moody's conducts business. Many of the Company's products and services are delivered electronically and the Company's customers depend on the Company's ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Some of Moody's operations require complex processes and the Company's extensive controls to reduce the risk of error inherent in our operations cannot eliminate such risk completely. To the extent the Company grows through acquisitions, newly acquired businesses may not have invested in technological infrastructure and disaster recovery to the same extent as Moody's has. As their systems are integrated into Moody's, a vulnerability could be introduced, which could impact platforms across the Company. The Company's customers also depend on the continued capacity, reliability and security of the Company's telecommunications, data centers, networks and other electronic delivery systems, including its websites and connections to the Internet. The Company's employees also depend on these systems for internal use. Any significant failure, compromise, cyber-breach, interruption or a significant slowdown of operations of the Company's infrastructure, whether due to human error, capacity constraints, hardware failure or defect, weather (including climate-related risks), natural disasters, fire, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism, acts of terrorism, political unrest, pandemic, war or otherwise, may impair the Company's ability to deliver its products and services. Additionally, refer to the risk factor below entitled "*The Company Is Exposed to Risks Related to Cybersecurity and Protection of Confidential Information.*"

Moody's efforts to secure and plan for potential disruptions of its major operating systems may not be successful. The Company also relies on third-party providers, including, increasingly, cloud-based service providers, to provide certain essential services. While the Company believes that such providers are generally reliable, the Company has limited control over the performance of such providers. To the extent any of the Company's third-party providers ceases to provide these services in an efficient, cost-effective manner or fails to adequately expand its services to meet the Company's needs and the needs of the Company's customers, the Company could experience lower revenues and higher costs. Additionally, refer to the risk factor entitled "*The Company Is Dependent on the Use of Third-Party Software, Data, Hosted Solutions, Data Centers, Cloud and Network Infrastructure (Together, the "Third-Party Technology"), and Any Reduction in Third-Party Product Quality or Service Offerings, Could Have a Material Adverse Effect on the Company's Business, Financial Condition or Results of Operation*s."

Additionally, although the Company maintains processes to prevent, detect and recover from a disruption, the Company also does not have fully redundant systems for most of its smaller office locations and low-risk systems, and its disaster recovery plan does not include restoration of non-essential services. If a disruption occurs in one of Moody's locations or systems and its personnel in those locations or those who rely on such systems are unable to utilize other systems or communicate with or travel to other locations, such persons' ability to service and interact with Moody's customers will suffer. The Company cannot predict with certainty all of the adverse effects that could result from the Company's failure, or the failure of a third party, to efficiently address and resolve these delays and interruptions. A disruption to Moody's operations or infrastructure may have a material adverse effect on its reputation, business, operating results and financial condition.

The Economics of the Company's Business is Dependent on the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets. Recent Financial Market Conditions, Including Decreased Asset Levels and Flows into Investment Vehicles, Increases in Interest Rates and Other Volatility Has Had, and May Continue to Have, a Material Adverse Impact on the Volume of Debt Securities Issued.

Moody's business is impacted by general economic conditions and volatility in world financial markets. Furthermore, issuers of debt securities have increasingly elected to issue securities without ratings or securities which are rated or evaluated by non-traditional parties such as financial advisors, rather than traditional CRAs, such as MIS. Companies are also increasingly accessing alternative sources of financing, such as loans and debt financing from non-bank lenders that do not involve a CRA-issued credit rating. A majority of Moody's credit-rating-based revenue is transaction-based, and therefore it is especially dependent on the number and dollar volume of debt securities issued in the capital markets. Conditions that reduce issuers' ability or willingness to issue debt securities, such as interest rate and market volatility, declining growth, currency devaluations, changes in laws (including tax-related laws) or other adverse economic trends, reduce the number and dollar-equivalent volume of debt issuances for which MIS provides ratings services and thereby adversely affect the fees Moody's earns in its ratings business.

Current market, economic and government factors could negatively impact the volume of debt securities issued in global capital markets and the demand for credit ratings, which could materially and adversely affect the Company's business, operating results and financial condition. These factors include increases in or uncertainty around interest rates (as well as related monetary policy by governments in the response to factors such as inflation, inflationary pressures, increases or volatility in mortgage rates, widening credit spreads, regulatory and political developments (including evolving government policies in the U.S. and abroad, the enactment of the OBBBA, and geopolitical uncertainty in various jurisdictions where Moody's operates), difficult economic conditions, growth in the use of alternative sources of credit, and defaults by significant issuers. Further declines or other changes in the markets for debt securities may materially and adversely affect the Company's business, operating results, financial condition, cash flows and prospects.

Moody's initiatives to reduce costs to counteract a decline in its business may not be sufficient. Cost reductions may be difficult or impossible to obtain in the short term, due in part to rent, technology, compliance, compensation and other fixed costs associated with some of the Company's operations as well as the need to monitor outstanding ratings. Further, cost-reduction initiatives, including those under-taken to date, could make it difficult for the Company to rapidly expand operations in order to accommodate any unexpected increase in the demand for ratings. Further volatility in the financial markets, including decreases in the volumes of debt securities, increases in interest rates, and fluctuations in credit spreads, may have a material adverse effect on the business, operating results and financial condition, which the Company may not be able to successfully offset with cost reductions.

The Introduction of Competing Products, Technologies or Services by Other Companies Can Negatively Impact the Nature and Economics of the Company's Business.

The markets for credit ratings, research, credit risk management services, business intelligence and analytical services are highly competitive and characterized by rapid technological change, including change based on our Gen AI offerings, disruption by the Gen AI offerings of others, changes in customer and investor demands, and evolving regulatory requirements, industry standards and market preferences. The ability to develop, successfully launch and maintain innovative products, technologies and services that anticipate customers' and investors' changing requirements and utilize emerging technological trends in a timely and cost-effective manner is a key factor in maintaining a competitive market position. Moody's competitors include both established companies with significant financial resources, brand recognition, market experience and technological expertise, and smaller companies which may be more agile and better poised to quickly adopt new or emerging technologies or respond to customer requirements. Competitors may develop quantitative methodologies or related services, including services based on Gen AI or utilizing agentic AI workflows, for assessing credit or climate risk that customers and market participants may deem preferable, more cost-effective or more valuable than the risk assessment methods currently employed by Moody's. Moody's also competes indirectly against consulting firms and technology and information providers, some of whom are also suppliers to Moody's; these indirect competitors could in the future choose to compete directly with Moody's, cease doing business with Moody's or change the terms under which they do business with Moody's in a way that could negatively impact our business. In addition, customers or others may develop alternative, proprietary systems for assessing risk, including credit and climate risk. Such developments could affect demand for Moody's products and services and its growth prospects. Further, the increased availability in recent years of free or relatively inexpensive information, online and through the use of Gen AI, may reduce the demand for Moody's products and services. Moody's growth prospects and operating margins also could be adversely affected by Moody's failure to make necessary or optimal capital infrastructure expenditures and improvements and the inability of its information technologies to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products at levels achieved by competitors. Any inability of Moody's to compete successfully may have a material adverse effect on its business, operating results and financial condition.

The Company Faces Increased Pricing Pressure from Competitors and/or Customers.

There is price competition in the credit rating, research, and credit risk management segments, as well as in the segment for research, business intelligence and analytical services offered by MA. Moody's faces competition globally from other CRAs and from investment banks and brokerage firms that offer credit opinions in research, as well as from in-house research operations. Competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and services, as well as increased competition from non-NRSROs that evaluate debt risk for issuers or investors. In addition, the emergence of Gen AI and other technologies may further intensify these pressures, as the Company's competitors may use these tools to deliver solutions at lower prices, or these tools may be used in a way that significantly increases access to publicly available information. At the same time, a challenging business environment and consolidation among both competitors and customers, particularly those involved in structured finance products and commercial real estate, and other factors affecting demand may enhance the market power of competitors and reduce the Company's customer base. Competitive pricing pressures have intensified, which may result in customers' use of free or lower-cost information that is increasingly becoming available from alternative sources or their development of alternative, proprietary systems for assessing credit risk that replace the products currently purchased from Moody's. While Moody's seeks to compete primarily on the basis of the quality of its products and services, it can lose market share when its pricing is not sufficiently competitive. In addition, the Reform Act was designed to encourage competition among rating agencies. The formation of additional NRSROs may increase pricing and competitive pressures. Furthermore, in some of the countries in which Moody's operates, governments may provide financial or other support to local rating agencies. Any inability of Moody's to compete successfully with respect to the pricing of its products and services will have a material adverse impact on its business, operating results and financial condition.

The Company Is Exposed to Reputation and Credibility Concerns.

Moody's reputation and the strength of its brand are key competitive strengths. To the extent that the credit rating business as a whole or Moody's, relative to its competitors, suffers a loss in credibility, Moody's business will be significantly impacted. Factors that may have already affected credibility and could potentially continue to have an impact include the appearance of conflicts of interest, the performance of securities relative to the ratings assigned to such securities, the timing and nature of changes in ratings and rating methodologies, a major compliance failure, security breaches or cyber-attacks (including those impacting our third-party vendors or other service providers), accuracy and timelines of our data, analytics, AI models and outputs, negative perceptions or publicity and increased criticism by users of ratings and other Company products and services, regulators, media influencers, and legislative bodies, including as to the ratings process, or the Company's recent sustainability strategies and our incorporation of climate and other sustainability-related risks in the Company's rating process or other product and service offerings, and intentional, poor representation of our products and services by our partners or agents, manipulation of our products and services by third parties, or unintentional misrepresentations of Moody's products and services in advertising materials, public relations information, social media or other external communications. Operational errors, including calculation or methodological errors, or errors in software, data or outputs from our AI-supported products, whether by Moody's or a Moody's competitor, could also harm the reputation of the Company or the industries in which the Company operates. Additionally, as Moody's develops its Gen AI product offerings, the Company may incur risks or challenges in its adoption, such as falling behind market expectations for the performance and cost savings related to these offerings, as well as for Moody's perceived expertise regarding these offerings, that could lead to reputational harm. Damage to reputation and credibility could have a material adverse impact on Moody's business, operating results and financial condition, as well as on the Company's ability to find suitable candidates for acquisition.

Our Reputation or Business Could Be Negatively Impacted by Sustainability Matters and Our Reporting of Such Matters

Over the past several years, both in the United States and internationally, regulators, certain investors and other stakeholders have focused on various sustainability matters, including environmental impact, human capital, and human rights. We communicate our goals and initiatives related to these matters via various public disclosures available on our website, in our filings with the SEC, and elsewhere. Failure to achieve these goals or complete initiatives could result in scrutiny, criticism or claims from certain stakeholders, including governmental authorities, regulators, shareholders and customers that could negatively impact our business or reputation. Furthermore, MIS incorporates climate and other sustainability-related risks in its rating process, which also could cause reputational risk or could lead to regulatory action or litigation. Several regulatory oversight regimes for ESG ratings providers which may impose new regulatory requirements on Moody's include the EU regulation on the transparency and integrity of ESG rating activities, adopted by the European Parliament and Council in November 2024 and published in the Official Journal of the EU in December 2024, or draft legislation published by the United Kingdom in 2024 to empower the FCA to supervise ESG rating providers. The Company could fail to achieve, or be perceived to fail to achieve, our sustainability-related initiatives, goals or commitments. Furthermore, we could be criticized for the timing, scope or nature of these initiatives, goals or commitments, or for any changes to them. To the extent that our required and voluntary disclosures about such sustainability matters increase, we could be criticized for the accuracy, sufficiency or completeness of such disclosures. We could be subject to litigation or regulatory enforcement actions regarding the accuracy, sufficiency or completeness of our sustainability-related disclosures. Our pursuit of, or actual or perceived failure to achieve our sustainability-related initiatives, goals or commitments could negatively impact our reputation or otherwise materially harm our business.

In addition, there has been a recent increase in "anti-ESG" sentiment in the United States by certain activists, institutions and governmental entities criticizing ESG or climate-focused products and services. We may face scrutiny, reputational risk, lawsuits or heightened scrutiny from these parties regarding our sustainability initiatives, goals and commitments, even where such initiatives, goals and commitments are expected or required in other jurisdictions outside the United States. To the extent we continue to make disclosures about our sustainability initiatives, goals and commitments, we could be criticized for such matters, which could negatively impact our reputation or otherwise materially harm our business.

Moody's Is Exposed to Risks Related to Loss of Skilled Employees and Related Compensation Cost Pressures.

Moody's success depends upon its ability to recruit, retain and motivate highly skilled, experienced professionals, including financial analysts, data scientists and software engineers. Competition for skilled individuals in the financial services and technology industries is intense, and Moody's ability to attract high-quality employees could be impaired if it is unable to offer competitive compensation and other incentives or if the regulatory environment mandates restrictions on or disclosures about individual employees that would not be necessary in competing industries. Rising expenses including wage inflation, and global labor shortages could adversely affect Moody's ability to attract and retain high-quality employees. As greater focus has been placed on executive compensation at public companies, in the future, Moody's may be required to alter its compensation practices in ways that adversely affect its ability to attract and retain talented employees. Competitors and other companies may seek to attract analyst talent by providing more favorable working conditions or offering significantly more attractive compensation packages than Moody's. Moody's also may not be able to identify and hire the appropriate qualified employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis. We could also fail to effectively respond to evolving perceptions and goals of those in our workforce or whom we might seek to hire, including with respect to flexible or remote working arrangements or other matters. Also, the emergence and adoption Gen AI technologies and progress towards digitalization of the global economy has required and will continue to require upskilling and additional training of Moody's employees, making retention and training increasingly important, particularly in roles where demand for experienced individuals with the right skill set may exceed supply in the labor market. There is a risk that even when the Company invests significant resources in attempting to attract, train and retain qualified personnel, it will not succeed in its efforts, and its business could be harmed. Further, employee expectations in areas such as ESG have been evolving. A failure to adequately meet employee expectations may result in an inability to attract and retain talented employees.

Moody's is highly dependent on the continued services of Robert Fauber, the Company's President and Chief Executive Officer, and other senior officers and key employees. The loss of the services of skilled personnel for any reason and Moody's inability to replace them with suitable candidates quickly or at all, as well as any negative market perception resulting from such loss, could have a material adverse effect on Moody's business, operating results and financial condition.

Moody's Acquisitions, Dispositions and Other Strategic Transactions, Partnerships or Investments May Not Produce Anticipated Results Exposing the Company to Future Significant Impairment Charges Relating to Its Goodwill, Intangible Assets or Property and Equipment.

Moody's regularly evaluates and enters into acquisitions, dispositions or other strategic transactions, partnerships and investments to strengthen its business and grow the Company. Such transactions and investments present significant challenges and risks. The Company faces intense competition for acquisition targets, especially in light of industry consolidation, which may affect Moody's ability to complete such transactions on favorable terms or at all. Additionally, the Company makes significant investments in technology, including software for internal use, which can be expensive, time-intensive and complex to develop and implement.

The anticipated growth, synergies and other strategic objectives of completed transactions may not be fully realized, and a variety of factors may adversely affect any anticipated benefits from such transactions. Any strategic transaction involves a number of risks, including unanticipated challenges regarding integration of operations, technologies and new employees; the existence of liabilities or contingencies not disclosed to or otherwise known by the Company prior to closing a transaction; unexpected regulatory and operating difficulties and expenditures; scrutiny from competition and antitrust authorities; failure to retain key personnel of the acquired business; future developments that impair the value of purchased goodwill or intangible assets; diversion of management's focus from other business operations; failure to implement or remediate controls, procedures and policies appropriate for a larger public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies; disputes or litigation arising out of acquisitions or dispositions; challenges retaining the customers of the acquired business; coordination of product, sales, marketing and program and systems management functions; integration of employees from the acquired business into Moody's organization; integration of the acquired business's accounting, information technology, human resources, legal and other administrative systems with Moody's; risks that acquired systems expose us to cybersecurity risks; and for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political and regulatory risks associated with specific countries. The anticipated benefits from an acquisition or other strategic transaction or investment may not be realized fully, or may take longer to realize than expected. As a result, the failure of acquisitions, dispositions and other strategic transactions and investments to perform as expected may have a material adverse effect on Moody's business, operating results and financial condition.

At December 31, 2025, Moody's had $6,368 million of goodwill and $1,866 million of intangible assets on its balance sheet. Approximately 94% of the goodwill and intangible assets reside in the MA business and are allocated to the MA reporting unit. The remaining 6% of goodwill and intangible assets reside in MIS and primarily relate to ICRA. Failure to achieve business objectives and financial projections in any of these reporting units could result in a significant asset impairment charge, which would result in a non-cash charge to operating expenses. Goodwill and intangible assets are tested for impairment on an annual basis and also when events or changes in circumstances indicate that impairment may have occurred. Determining whether an impairment of goodwill exists can be especially difficult in periods of market or economic uncertainty and turmoil, and requires significant management estimates and judgment. In addition, the potential for goodwill impairment is increased during periods of economic uncertainty. An asset impairment charge could have a material adverse effect on Moody's business, operating results and financial condition.

Our business could be negatively impacted by physical and transitional climate risks.

As a global company, our employees and offices are subject to physical climate risks. We have offices in locations that are vulnerable to the effects of extreme weather. In addition, continued reliable energy sources are critical for business continuity globally and those sources too can be impacted by extreme weather. The frequency and impact of extreme weather events on critical infrastructure has the potential to disrupt the Company's ongoing operations, as well as the operations of our vendors and customers, and may result in losses and additional costs to maintain or resume operations.

We are also subject to changes in policies, technologies, or market preferences that are intended to address the effects of climate related risks, as well as ongoing legislative and regulatory uncertainties and changes regarding climate risk management and practices. These considerations could impact us and our customers and result in increased regulatory, compliance or operational costs. Furthermore, a number of states in which we operate have enacted or proposed statutes and regulations addressing climate and sustainability issues, while certain other states and governments in non-U.S. countries where we operate have enacted, or have proposed to enact, divergent and sometimes conflicting statutes, regulations or policies. Our products and services may fail to meet the needs and expectations of our customers in response to future changes in policies, technologies or market preferences, which could adversely impact our business, operating results and financial condition.

C. Technology Risks

The Company Is Exposed to Risks Related to Cybersecurity and Protection of Confidential Information.

The Company's operations rely on the secure access to and processing, storage and transmission of confidential, sensitive, proprietary and other types of information. Such information relates to its business operations and confidential and sensitive information about its customers and employees in the Company's computer systems and networks, and in those of its third-party vendors. The Company also often has access to MNPI and other confidential information concerning its customers, including public and private companies, sovereigns, and other third parties, and their customers, suppliers or transaction counterparties. Unauthorized disclosure of the foregoing information could cause our customers to lose faith in our ability to protect their confidential information, affecting the trading of their securities, damage their reputations or competitive positions and therefore cause customers to cease doing business with us, and potentially expose us to risk of litigation or investigations and penalties from data protection or other regulators.

The risks the Company faces range from cyber-attacks common to most industries, to more advanced threats that target the Company because of its prominence in the global marketplace, or due to its ratings of sovereign debt and corporate issuers. The Company and its third-party service providers, including our vendors, regularly experience cyber-attacks and data breaches of varying degrees. Cyber-attacks targeting Moody's or Moody's vendors' technology and systems, whether from circumvention of security systems, exploitation of security vulnerabilities, denial-of-service attacks, ransomware, malware, hacking, social engineering or "phishing" attacks, deepfake attacks, computer viruses, employee or insider threats, malfeasance, supply chain attacks, physical breaches, vendor email compromise, payment fraud or other cyber-attacks some of which may be carried out by state-sponsored actors, may result in unauthorized access, exfiltration, manipulation, encryption or corruption of sensitive data, material interruptions or malfunctions in the Company's or such vendors' web sites or systems, applications, data processing, or disruption of other business operations. Such events may compromise the confidentiality, integrity, or availability of material information held by the Company (including information about Moody's business, employees or customers), as well as other sensitive data, including personally identifiable information, the disclosure of which could lead to identity theft. The Company's MNPI concerning customers and clients could be improperly used by authorized or unauthorized parties, including for insider trading. The Company has implemented administrative, technical, and physical measures to detect, prevent and respond to unauthorized activity, but such precautions may not be successful.

As the Company has grown and acquired businesses, IT guidelines have been developed and applied within business units or inherited from legacy organizations, which can result in internal differences in the Company's approach to IT standards until acquired entities are integrated. This creates a risk of developing unintended vulnerabilities and could result in additional costs, difficulty meeting new regulatory standards, or failing to meet customer expectations. The Company may be exposed to additional threats as it migrates its data from legacy systems to cloud-based solutions, and increased dependence on third-parties to store cloud-based data subjects the Company to further cyber risks. Further, many of our employees work remotely, which magnifies the importance of the integrity of our remote access security measures and may expose the Company to additional cyber risks.

The Company has invested and continues to invest in risk management and information security measures in order to protect its systems and data, including employee training, disaster and incident response plans, and technical defenses. Although Moody's devotes significant resources to maintain and regularly update such systems and processes, measures that Moody's takes to avoid, detect, mitigate or recover from material incidents can be expensive, and may be insufficient, circumvented, or may become ineffective. Further, Moody's relies on third-party technical subject matter experts to assist in managing its cyber security risk management processes. While Moody's employs such third parties to assist in strengthening its cybersecurity defenses, there can be no guarantee that any action taken as advised by such third party will be adequate or sufficient to address the evolving threat landscape. Additionally, any measures that Moody's takes in connection with such third parties to avoid, detect, mitigate or recover from material cyber security threats or incidents can be expensive, and may be insufficient, circumvented, or may become ineffective.

Additionally, Gen AI has contributed to an increase in the prevalence and sophistication of cyber threats, expanding the Company's exposure to potential breaches and systems disruptions. Despite the Company's best efforts, it is not fully insulated from, and has in the past experienced, security threats and system disruptions. As Gen AI technologies continue to advance, threat actors will develop increasingly sophisticated methods as well as technology and tools to facilitate the commission of cyber-attacks and develop new cyber-crime business models such as Ransomware-as-a-Service (RaaS) or Vulnerabilities-as-a-Service (VaaS). This may include the use of Gen AI to automate and enhance phishing schemes, advance malware, carry out more effective cyber-attacks. As Gen AI technologies advance, these cyber threats will increase in number and may also become more difficult to detect and stop. As a result, the cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex and sophisticated global cyber threats. Although past incidents have not had a material adverse effect on the Company's operating results, there can be no assurance of a similar result in the future. Because the methods used for these systems cyberattacks are rapidly changing, the Company or its third-party vendors, despite significant focus and investment, may be unable to anticipate and/or deploy sufficient protections against such incidents. Further, the extent of a particular security incident and the steps needed to investigate may not be immediately clear, and it may take a significant amount of time before such an investigation can be completed and full and reliable information about the incident, including the extent of the harm and how best to remediate it, is known. Recent well-publicized security breaches at other companies have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-attacks, and may in the future result in heightened cybersecurity compliance requirements, including additional regulatory expectations for oversight of third-party vendors and service providers. Cybersecurity incidents, including the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data, could trigger governmental notice requirements and public disclosures, cause reputational harm, loss of customers and revenue, fines, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard the Company's customers' information, or financial losses that are either not insured against or not fully covered through any insurance maintained by the Company. In addition, disclosure or media reports of actual or perceived security vulnerabilities to the Company's systems or those of the Company's third parties, even if no breach has been attempted or occurred, could lead to reputational harm, loss of customers and revenue, or increased regulatory actions oversight and scrutiny.

Any of the foregoing may have a material adverse effect on Moody's business, operating results and financial condition.

The Company Is Exposed to Risks Related to Protection of Confidential and Personal Information

To conduct its operations, the Company regularly moves data across national borders, and consequently is subject to a variety of continuously evolving and developing laws and regulations in the U.S. and abroad regarding privacy, data protection and data security, such as the Federal Trade Commission Act in the U.S., the GDPR in the EU, the GDPR in the U.K., the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law in China and various other international, federal, state and local laws and regulations. The scope of the laws that may be applicable to Moody's is often uncertain and may be conflicting, particularly with respect to foreign laws. Additionally, other countries have enacted or are enacting data localization laws that require data to stay within their borders. Further, laws such as the California Consumer Privacy Act of 2018 ("CCPA"), require among other things, covered companies to provide disclosures to consumers, and affords consumers the ability to opt-out of certain sales of personal information. A number of U.S. states have passed or enacted data privacy laws, including the California Privacy Rights Act of 2020 ("CPRA"). The effects of non-compliance with the CCPA, CPRA and other similar data privacy laws are significant, and may require the Company to modify its data processing practices and policies and to incur additional costs and expenses. All of these evolving compliance and operational requirements have required or could require in the future, changes to certain business practices, thereby increasing costs, requiring significant management time and attention, and subjecting the Company to negative publicity, as well as remedies that may harm its business, including fines, modified demands or orders, the cessation of existing business practices and exposure to litigation, regulatory actions, sanctions or other statutory penalties.

The Company Is Dependent on the Use of Third-Party Software, Data, Hosted Solutions, Data Centers, Cloud and Network Infrastructure (Together, the "Third-Party Technology"), and Any Reduction in Third-Party Product Quality or Service Offerings, Could Have a Material Adverse Effect on the Company's Business, Financial Condition or Results of Operations.

Moody's relies on Third-Party Technology in connection with its product development and offerings and operations. The Company depends on the ability of Third-Party Technology providers to deliver and support reliable products, provide sufficient cloud computing capacity to meet demand, enhance their current products, develop new products on a timely and cost-effective basis, provide data necessary to develop and maintain its products and respond to emerging industry standards and other technological changes. The Third-Party Technology Moody's uses can become obsolete or restrictive, incompatible with future versions of the

Company's products, fail to be comprehensive or accurate, unavailable or fail to operate effectively, and Moody's business could be adversely affected when the Company is unable to timely or effectively replace such Third-Party Technology. In addition, certain aspects of the Company's business rely on a concentrated group of vendors, and a cybersecurity breach or event and/or an error caused by one or more of such vendors could have a significant impact on the Company's operations, as well as the operations of the Company's customers and other Third-Party Technology.

The Company also monitors its use of Third-Party Technology to comply with applicable license and other contractual requirements. Despite the Company's efforts, the Company cannot ensure that such third parties will permit Moody's use in the future, resulting in increased Third-Party Technology acquisition costs and loss of rights. In addition, the Company's operating costs could increase if license or other usage fees for Third-Party Technology increase or the efforts to incorporate enhancements to Third-Party Technology are substantial. Some of these third-party suppliers are also Moody's competitors, increasing the risks noted above.

In the ordinary course, third-parties, including the Company's vendors, are subject to various forms of cyber-attacks or security incidents. Vulnerabilities in our vendors' software, system or networks or failure of their safeguards, policies or procedures may cause material interruptions to Moody's or our vendors' websites, applications, or data processing, or could compromise the confidentiality or integrity of the impacted information. Additionally, the Company may be exposed to threats as the Company migrates its data from legacy systems to cloud-based solutions, and becomes increasingly dependent on third parties to store cloud-based data subjects.

If any of these attacks on Moody's or its vendors are successful, or if any of these risks materialize, they could have a material adverse effect on the Company's business, financial condition or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY AND RISK MANAGEMENT

Governance

Management

The Company maintains a dedicated internal cybersecurity team that interacts with executive management and its business units to identify, assess, manage, and respond to cybersecurity risks and incidents relating to the Company's information systems and operations. In addition, this internal cybersecurity team is responsible for managing detection, mitigation and remediation of cybersecurity incidents. At December 31, 2025, the Company's internal cybersecurity team consisted of members located in various countries and time zones across the world, managed by the CISO, who reports to the CAO, who is a member of the executive leadership team. The team has members with experience in governance, risk management and compliance, threat monitoring, threat emulation, penetration testing and cyber incident management. Team members have both individual responsibilities and a team focus, covering areas such as network, endpoint device, and e-mail security engineering as well as operations and threat management, monitoring, and response.

The TCRC, chaired by the CISO, and whose members include the CTSO, CAO and CRRO, as well as other members of senior management and the legal team, is responsible for identifying cybersecurity risks and threats, recommending mitigating actions to strengthen cybersecurity resilience, and meeting risk tolerance thresholds established by senior management. The TCRC also validates that the Company has appropriate people, process and technology capabilities to identify, mitigate and report on cybersecurity risks to the executive leadership team and the Board of Directors. The TCRC meets regularly to allow members of the internal cybersecurity team to present concerns and recommendations for decisions on preventing, identifying, mitigating, and remediating risks and threats. To the extent warranted, the TCRC may additionally be convened on an ad hoc basis. The TCRC makes decisions regarding the reporting of cybersecurity concerns to the executive leadership team, who escalate issues to the Board and/or the Audit Committee as necessary. In the case of incidents that arise, the TCRC, under the direction of the Board and/or executive leadership team when appropriate, works to involve all appropriate personnel with the aim of resolving the incident, performing any required remediation/reporting, and taking appropriate steps to comply with applicable laws and regulations. The process that the TCRC follows upon emergence of incidents is documented in the Company's Incident Response Plan. Additionally, cybersecurity risks and the adequacy of associated mitigations are analyzed by senior leadership as part of the enterprise risk assessments that are reported to and discussed by the Board.

The CISO has extensive cybersecurity knowledge and skills, gained from over 20 years' experience working in regulated industries. The CISO holds a number of cybersecurity related certifications, including the Certified Information Systems Security Professional and Certified Information Security Manager. In addition to the CISO, the CTSO has been a close partner and advocate for cybersecurity at the Company, and is consulted or informed on all decisions or risks that affect the Company's technology systems and/or implicate cybersecurity. The CAO is responsible for overseeing the cybersecurity team at the executive leadership level.

Board of Directors and Audit Committee

The Board provides oversight of management's efforts to assess and manage cybersecurity risks and respond to cybersecurity incidents and threats. In addition, the Audit Committee of the Board of Directors regularly receives reports from management regarding the Company's financial and compliance risks, including, but not limited to, risks relating to internal controls and cybersecurity risks.

The Board receives regular presentations and updates from the CISO, CRRO and CAO regarding matters related to technology and cybersecurity, including as part of enterprise risk updates that are a recurring Board agenda item. The Company has protocols, as discussed below, by which certain cybersecurity concerns, incidents and threats are escalated within the Company and, where appropriate, reported in a timely manner to the Board.

Risk Management and Strategy

The objective of the Company's comprehensive cybersecurity program is to assess, identify, and manage risks from cybersecurity incidents and threats. The Company's cybersecurity program leverages the NIST Framework and it incorporates training and awareness coupled with ongoing monitoring and assessment. The cybersecurity program is an important part of the Company's enterprise risk management (ERM), with the head of the Company's ERM program (the CRRO) sitting on the Cyber Committee, and sets forth a process for escalating certain incidents to the Company's ERM group integrated into the Company's Incident Response Plan.

As part of the cybersecurity program, the Company's cybersecurity environment is monitored by automated tools on an ongoing basis and an internal cybersecurity team that reviews threats, alerts, and incidents. The Company's Incident Response Plan provides governance and guidance in responding to information security incidents and is tested regularly for calibration against existing and emerging threats. The Incident Response Plan describes the process to be followed by the TCRC in connection with the oversight of the cybersecurity environment and specific events that occur from time to time. The cybersecurity program undergoes periodic internal and external reviews. In addition, the Company's Internal Controls Department performs an independent assessment of the design and operating effectiveness of the Company's network of cybersecurity controls in accordance with the NIST Framework. The results of the assessment are periodically shared with the TCRC.

The Company's cybersecurity environment is also subject to routine vulnerability assessment processes. Internal and external teams, including the TCRC, conduct activities such as penetration testing, red teaming, tabletop exercises and phishing drills. Results are measured and assessed for possible improvements. In addition to these ongoing efforts, the Company has a set of third-party risk management tools through which it monitors for cybersecurity risks and threats associated with its third-party service providers. The Incident Response Plan includes processes that define how the Company manages and responds to such risks or threats associated with its third-party service providers.

The Company contracts with reputable third parties to conduct annual external assessments of its cybersecurity program and its components. Government agencies and their contracted agents also conduct periodic reviews in certain jurisdictions where the Company operates. Insurance agents, customers and other market participants routinely assess the Company's security posture relative to their own standards.

Security Policy and Requirements

The Company has an Information Security Policy and Information Security Standards, which, taken together, describe the standards and minimum requirements that are expected of all business and information security personnel to protect the Company's information and technology assets. The policy provides a framework guided by security principles designed to address the confidentiality, integrity and availability of the Company's information assets in the context of internal, external, deliberate and accidental threats, while supporting the Company's information creation and sharing needs.

The Company is subject to various privacy laws in the jurisdictions where it operates including CCPA and GDPR, as well as U.S. Federal regulation by the FTC, for certain privacy-related aspects of its business, and the Sarbanes-Oxley Act of 2002. The Company is audited in connection with requirements set forth in the Sarbanes-Oxley Act of 2002, and Moody's Analytics obtains third-party audits in connection with the ISO 27001 certification and SOC 1 and SOC 2 attestation reports, respectively, for certain products. As previously mentioned, the Company also aligns with NIST standards in connection with information security, which it uses to evaluate its cybersecurity readiness and resilience, and is required to make various filings and comply with requirements in certain jurisdictions in which it operates.

The Company's cybersecurity program also includes an information security training and awareness program for all employees. The program includes annual certification to having read and understood the Company's IT Use Policy, continuing education on phishing awareness, regular communications about cybersecurity best practices, and participation in annual events like Cybersecurity Awareness Month. Employees are expected to complete annual cybersecurity training, and compliance is monitored. The Company uses general and targeted phishing simulations to help employees better recognize and respond to potential threats. The training program is further enhanced by cybersecurity experts speaking at educational events. The Company also offers specialized training modules on emerging cybersecurity threats for its software development teams. The Company's IT Use Policy outlines a detailed escalation process under which employees are to immediately report any suspected cybersecurity incident.

The cybersecurity threat landscape is dynamic and volatile, and requires significant investment on the part of the Company in terms of talent recruitment and retention, as well as procuring and deploying the correct tools to address threats. Additional information on cybersecurity risks is discussed in Item 1A of Part I, "Risk Factors," under the heading "Technology Risks," which should be read in conjunction with the foregoing information.

ITEM 2.   **PROPERTIES**

Moody's corporate headquarters is located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. As of December 31, 2025, Moody's operations were conducted from 24 U.S. offices and 99 non-U.S. office locations, all of which are leased. These properties are geographically distributed to meet operating and sales requirements worldwide. These properties are generally considered to be both suitable and adequate to meet current operating requirements.

ITEM 3.   **LEGAL PROCEEDINGS**

For information regarding legal proceedings, see Part II, Item 8 – "Financial Statements," Note 19 "Contingencies" in this Form 10-K.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

ITEM 5.   **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Information in response to this Item is set forth under the captions below.

MOODY'S PURCHASES OF EQUITY SECURITIES

For the three months ended December 31, 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under The Program [2]
October 1- 31	480,352	$ 482.30	472,215	$4,170 million
November 1- 30	224,252	$ 482.43	220,306	$4,064 million
December 1- 31	210,351	$ 496.23	207,805	$3,960 million
Total	914,955	$ 485.55	900,326	

[1] Includes surrender to the Company of 8,137; 3,946; and 2,546 shares of common stock in October, November, and December, respectively, to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

[2] As of the last day of each of the months.

On October 21, 2025, the Board authorized $4 billion in share repurchase authority. At December 31, 2025, there was approximately $4.0 billion of share repurchase authority remaining under this authorization. There is no established expiration date for the remaining authorization.

During the fourth quarter of 2025, Moody's issued a net 48 thousand shares under employee stock-based compensation plans.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The number of registered shareholders of record at January 31, 2026 was 1,277. A substantially greater number of the Company's common stock is held by beneficial holders whose shares of record are held by banks, brokers and other financial institutions.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2025, certain information regarding the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,247,957 [1]	$ 313.90	18,551,584 [3]
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,247,957	$ 313.90	18,551,584

[1] Includes 1,693,687 options and unvested restricted stock units outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 14,467 options and unvested restricted stock units outstanding under the Risk Management Solutions, Inc. 2015 Equity Incentive Plan and 3,659 unvested restricted stock units outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. This number also includes a maximum of 536,144 performance shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, which is the maximum number of shares issuable pursuant to performance share awards assuming the maximum payout of the target award for performance shares granted in 2023, 2024 and 2025. Assuming payout at target, the number of shares to be issued upon the vesting of outstanding performance share awards is 283,070.

[2] Does not reflect unvested restricted stock units or performance share awards included in column (a) because these awards have no exercise price.

[3] Includes 14,855,368 shares available for issuance as under the 2001 Stock Incentive Plan, of which all may be issued as options and 9,291,985 may be issued as awards of unrestricted shares, restricted stock, restricted stock units, performance shares or any other stock-based awards under the 2001 Stock Incentive Plan, 469,868 shares available for issuance as options or restricted stock units under the Risk Management Solutions, Inc. 2015 Equity Incentive Plan, and 856,877 shares available for issuance as options, shares of restricted stock, restricted stock units or performance shares under the 1998 Directors Plan, and 2,369,471 shares available for issuance under the Company's Employee Stock Purchase Plan.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of S&P 500 Composite Index and the Russell 3000 Financial Services Index.

The comparison assumes that $100.00 was invested in the Company's common stock and in each of the foregoing indices on December 31, 2020. The comparison also assumes the reinvestment of dividends, if any. The total return for the Company's common stock was 83% during the performance period as compared with a total return during the same period of 96% and 116% for the S&P 500 Composite Index and the Russell 3000 Financial Services Index, respectively.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Moody's Corporation, the Standard & Poor's 500 Composite Index, and

the Russell 3000 Financial Services Index



		Year Ended December 31,				
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Moody's Corporation	$ 100.00	$ 135.57	$ 97.60	$ 138.13	$ 168.73	$ 183.48
S&P 500 Composite Index	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
Russell 3000—Financial Services Index	$ 100.00	$ 137.56	$ 117.68	$ 144.37	$ 186.59	$ 215.66

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indicative of future performance of the Company's common stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains Forward-Looking Statements. See "Forward-Looking Statements" commencing on page 64 and Item 1A. "Risk Factors" commencing on page 20 for a discussion of uncertainties, risks and other factors associated with these statements.

The Company

Moody's is a global integrated risk assessment firm that empowers organizations to anticipate, adapt and thrive in a new era of exponential risk. Moody's reports in two segments: MA and MIS.

MA is a global provider of: i) research and insights; ii) data and information; and iii) decision solutions, which help companies make better and faster decisions. MA leverages its proprietary data and analytics and deep industry knowledge across multiple risks such as credit, market, financial crime, supply chain, catastrophe and climate to deliver integrated risk assessment solutions that enable business leaders to identify, measure and manage the implications of interrelated risks and opportunities.

MIS publishes credit ratings and provides assessment services on a wide range of debt obligations, programs and facilities, and the entities that issue such obligations in markets worldwide, including various corporate, financial institution and governmental obligations, and structured finance securities.

Critical Accounting Estimates

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its critical accounting estimates. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

Goodwill and Other Acquired Intangible Assets

At July 31st of each year, Moody's evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment (i.e., MA and MIS), or one level below an operating segment (i.e., a component of an operating segment).

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the Company assesses various qualitative factors to determine whether the fair value of a reporting unit may be less than its carrying amount. If a determination is made based on the qualitative factors that an impairment does not exist, the Company is not required to perform further testing. If the aforementioned qualitative assessment results in the Company concluding that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount, the fair value of the reporting unit will be quantitatively determined and compared to its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired, and the Company is not required to perform further testing. If the fair value of the reporting unit is less than the carrying value, the Company will record a goodwill impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value. The Company evaluates its reporting units on an annual basis, or more frequently if there are changes in the reporting structure of the Company due to acquisitions, realignments or if there are indicators of potential impairment. For the reporting units where the Company is consistently able to conclude that no impairment exists using only a qualitative approach, the Company's accounting policy is to perform the second step of the aforementioned goodwill impairment assessment at least once every three years.

The Company last performed quantitative assessments on all reporting units at July 31, 2024. The quantitative assessments performed at July 31, 2024 resulted in fair values that significantly exceeded carrying values for all reporting units.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, which are more fully described below. In addition, the Company also makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of its reporting units.

Other assets and liabilities, including applicable corporate assets, are allocated to the extent they are related to the operation of respective reporting units.

Prior to 2025, MA's reporting unit structure consisted of two reporting units comprised of businesses that offer: i) data and data-driven analytical solutions; and ii) risk-management software, workflow and CRE solutions. During the first quarter of 2025, MA reorganized its management and reporting structure, which affected the composition of the reporting units within the MA reportable segment. As a result, MA's reporting unit structure now consists of one reporting unit, which is consistent with the segment's current management structure and operating model. This reorganization did not result in a change to the Company's reportable segments. The Company performed assessments of the reporting units impacted by the reorganization immediately before and after the reorganization became effective and determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount.

Subsequent to the aforementioned reorganization of the MA reporting unit structure, the Company now has three reporting units: two within the Company's ratings business (one for the ICRA business and one that encompasses all of Moody's other ratings operations) and one reporting unit within MA.

At July 31, 2025, the Company performed qualitative assessments for each reporting unit. These qualitative assessments resulted in the Company determining that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount.

Methodologies and significant estimates utilized in determining the fair value of reporting units:

The following is a discussion regarding the Company's methodology for determining the fair value of its reporting units, excluding ICRA, as of July 31, 2024 (the date of the last quantitative assessment). As ICRA is a publicly traded company in India, the Company was able to observe its fair value based on its market capitalization.

The fair value of each reporting unit, excluding ICRA, was estimated using a discounted cash flow methodology and comparable public company and precedent transaction multiples. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to the Company's financial position and results of operations. Moody's allocates newly acquired goodwill to reporting units based on the reporting unit expected to benefit from the acquisition.

The sensitivity analyses on the future cash flows and WACC assumptions are described below. These key assumptions utilized in the discounted cash flow valuation methodology require significant management judgment:

– Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with the Company's operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the revenue growth rates was performed on all reporting units. For each reporting unit analyzed, a 10% reduction in the revenue growth rates used would still result in fair values that significantly exceeded carrying values.

– WACC - The WACC is the rate used to discount each reporting unit's estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit's cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company's outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for all reporting units ranged from 10.0% to 10.5% as of July 31, 2024. Differences in the WACC used between reporting units is primarily due to distinct risks and uncertainties regarding the cash flows of the different reporting units. A sensitivity analysis of the WACC was performed on all reporting units as of July 31, 2024 for each reporting unit. For all reporting units, an increase in the WACC of one percentage point would still result in fair values that significantly exceeded carrying values.

Impairment of Long-lived assets

Long-lived assets, which consist primarily of amortizable intangible assets, internal-use computer software, lease ROU Assets and property and equipment, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Under the first step of the recoverability assessment, Moody's compares the estimated undiscounted future cash flows attributable to the asset or asset group to its carrying value. If the undiscounted future cash flows are greater than the carrying value, no further assessment is required. If the undiscounted future cash flows are less than the carrying value, Moody's proceeds with step two of the assessment. Under step two of this assessment, Moody's is required to determine the fair value of the asset or asset group and recognize an impairment loss if the carrying amount exceeds its fair value. In performing this assessment, Moody's must include assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows and discount rate. Moody's must apply judgment in developing estimated future cash flows and in the determination of market participant assumptions.

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The Company's tax assets and liabilities are affected by the amounts charged for services provided and expenses incurred as well as other tax matters such as intercompany transactions. The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company is subject to tax audits in the U.S. and various foreign jurisdictions. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of liabilities for UTPs. The Company classifies interest related to income taxes as a component of interest expense in the Company's consolidated statements of operations and associated penalties, if any, as part of other non-operating expenses.

For UTPs, ASC Topic 740 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to UTPs and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company's operating results or financial condition.

Contingencies

Accounting for contingencies, including those matters described in Note 19 to the consolidated financial statements, is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as new information becomes available may, in the future, adjust its associated liabilities.

For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, the Company records liabilities in the consolidated financial statements when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated and periodically adjusts these as appropriate. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued unless some higher amount within the range is a better estimate than another amount within the range. In instances when a loss is reasonably possible but uncertainties exist related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if material. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. Moody's also discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

In view of the inherent difficulty of assessing the potential outcome of legal proceedings, governmental, regulatory and legislative investigations and inquiries, claims and litigation and similar matters and contingencies, particularly when the claimants seek large or indeterminate damages or assert novel legal theories or the matters involve a large number of parties, the Company often cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also may be unable to predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve any pending matters progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition and to accrue for and disclose such matters as and when required. However, because such matters are inherently unpredictable and unfavorable developments or resolutions can occur, the ultimate outcome of such matters, including the amount of any loss, may differ from those estimates.

Pension and Other Retirement Benefits

The expenses, assets and liabilities that Moody's reports for its Retirement Plans are dependent on many assumptions concerning the outcome of future events and circumstances. These significant assumptions include the following:

– future compensation increases based on the Company's long-term actual experience and future outlook;

– long-term expected return on pension plan assets based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments); and

– discount rates based on current yields on high-grade corporate long-term bonds.

The discount rates used to measure the present value of the Company's benefit obligation for its Retirement Plans as of December 31, 2025 were derived using a cash flow matching method whereby the Company compares each plan's projected payment obligations by year with the corresponding yield on the FTSE pension discount curve. The cash flows by plan are then discounted back to present value to determine the discount rate applicable to each plan.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 13 to the consolidated financial statements. In determining these assumptions, the Company consults with third-party actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's Retirement Plans.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. Excluding differences between the expected long-term rate of return assumption and actual returns on plan assets, the Company amortizes, as a component of annual pension expense, total outstanding actuarial gains or losses over the estimated average future working lifetime of active plan participants to the extent that the gain/loss exceeds 10% of the greater of the beginning-of-year projected benefit obligation or the market-related value of plan assets. For Moody's Retirement Plans, the total actuarial losses as of December 31, 2025 that have not been recognized in annual expense are $41 million, and Moody's expects the net periodic expense related to the amortization of net actuarial (losses)/gains will be immaterial in 2026.

For Moody's funded U.S. pension plan, the differences between the expected long-term rate of return assumption and actual returns could also affect the net periodic pension expense. As permitted under ASC Topic 715, the Company amortizes the impact of asset returns over a five-year period for purposes of calculating the market-related value of assets that is used in determining the expected return on assets' component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2025, the Company has an unrecognized loss of $27 million, of which $20 million will be recognized in the market-related value of assets that is used to calculate the expected return on assets component of 2026 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2026 income before provision for income taxes. These effects have been calculated using the Company's current projections of 2026 expenses, assets and liabilities related to Moody's Retirement Plans, which could change as updated data becomes available.

(dollars in millions)	Assumptions Used for 2026	Estimated Impact on 2026 Income before Provision for Income Taxes (Decrease) Increase
Weighted Average Discount Rates [1]	5.24%/5.30%	$ (6)
Weighted Average Assumed Compensation Growth Rate	3.10%	$ 1
Assumed Long-Term Rate of Return on Pension Assets	6.95%	$ (5)

[1] Weighted average discount rates of 5.24% and 5.30% for pension plans and Other Retirement Plans, respectively.

Based on current projections, the Company estimates that net periodic expense related to Retirement Plans will be immaterial in 2026.

Investments in Non-consolidated Affiliates

Equity method investments are reviewed for indicators of other-than-temporary impairment on a quarterly basis. These investments are written down to fair value if there is evidence of a loss in value that is other-than-temporary.

For equity investments without a readily determinable fair value for which the Company does not have significant influence, Moody's generally elects to measure these investments at cost, less impairment, adjusted for subsequent observable price changes as of the date that an observable transaction takes place.

The Company performs an assessment on a quarterly basis to determine if there are indicators of impairment for its investments in non-consolidated affiliates. If there are indicators of impairment, the Company estimates the investment's fair value and records an impairment if the carrying value of the investment exceeds its fair value.

In situations where estimation of fair value is required for investments in non-consolidated affiliates, the Company considers various factors, including: recent observable investee equity transactions, comparable public company/precedent transaction multiples and discounted cash flow models. The estimation of fair value for these investments may involve significant judgment.

Other Estimates

In addition to the critical accounting estimates described above, there are other accounting estimates within Moody's consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact Moody's.

Reportable Segments

The Company is organized into two reportable segments at December 31, 2025: MA and MIS, which are more fully described in the section entitled "The Company" above and in Note 20 to the consolidated financial statements.

Results of Operations

This section of this Form 10-K generally discusses the year ended December 31, 2025 and 2024 financial results and year-to-year comparisons between these years. Discussions related to the year ended December 31, 2024 financial results and year-to-year comparisons between the years ended December 31, 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The following footnotes are applicable throughout the discussion of the Company's results of operations:

[1] Refer to the section entitled "Non-GAAP Financial Measures" of this MD&A for the definition and methodology that the Company utilizes to calculate this metric.

[2] Refer to the section entitled "Key Performance Metrics" of this MD&A for the definition and methodology that the Company utilizes to calculate this metric.

Year ended December 31, 2025 compared with year ended December 31, 2024

<u>Executive Summary</u>

The following table provides an executive summary of key operating results for the year ended December 31, 2025. Following this executive summary is a more detailed discussion of the Company's operating results as well as a discussion of the operating results of the Company's reportable segments.

	Year Ended December 31,			
Financial measure:	**2025**	**2024**	**% Change Favorable (Unfavorable)**	**Insight and Key Drivers of Change Compared to Prior Year**
Moody's total revenue	**$7,718**	$7,088	9%	— reflects strong revenue growth in both segments
MA external revenue	**$3,599**	$3,295	9%	— sustained demand for insurance and KYC offerings; and — continued demand for credit research and ratings data feed product offerings — Organic constant currency revenue[1] growth was 7%, and ARR[2] grew 8%
MIS external revenue	**$4,119**	$3,793	9%	— strong investor demand and tight credit spreads supported revenue growth in all ratings LOBs
Total operating and SG&A expenses	**$3,776**	$3,680	(3%)	— higher salaries and benefits reflecting an increase in headcount, including from acquisitions, and annual salary increases; and — increases in technology infrastructure costs within the MA segment attributable to operational growth; *partially offset by* — a decrease in incentive compensation which aligns with financial and operational performance relative to targets
Depreciation and amortization	**$480**	$431	(11%)	— higher amortization of internally developed software, primarily related to the development of MA cloud-based solutions; and — amortization of recently acquired intangible assets
Restructuring	**$108**	$ 59	(83%)	— relates to the Company's restructuring programs, more fully discussed in Note 9 to the consolidated financial statements
Charges related to asset abandonment	**$ 3**	$ 43	93%	— costs related to the Company's decision to outsource the production of certain sustainability content utilized in our product offerings, which are more fully discussed in Note 22 to the consolidated financial statements
Total non-operating (expense) income, net	**$(221)**	$(176)	(26%)	— a net expense reflecting the release of an indemnification asset and tax-related interest accruals associated with the resolution of tax exposures assumed in a prior-year M&A transaction. These amounts offset the tax benefit described in the ETR section below, and accordingly, have no impact on diluted or Adjusted Diluted EPS[1]; *partially offset by* — a gain on the divestiture of the MA Learning Solutions business as more fully discussed in Note 22 to the consolidated financial statements.
Operating Margin	**43.4 %**	40.6 %	280BPS	— Operating margin and Adjusted Operating Margin[1] expansion reflects revenue growth coupled with disciplined cost management
Adjusted Operating Margin[1]	**51.1 %**	48.1 %	300BPS	
ETR	**21.3 %**	23.7 %	240BPS	— Primarily reflects tax benefits recognized in 2025 pursuant to the lapse of a statute of limitations related to tax exposures assumed in a prior-year M&A transaction, as more fully discussed in Note 15 to the consolidated financial statements. These amounts offset the net expense described in the non-operating (expense) income, net section above, and accordingly, have no impact on diluted or Adjusted Diluted EPS[1]
Diluted EPS	**$13.67**	$11.26	21%	— increase reflects the aforementioned revenue growth and margin expansion
Adjusted Diluted EPS[1]	**$14.94**	$12.47	20%	

Moody's Corporation

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2025	2024	
Revenue:			
United States	$ 4,171	$ 3,836	9%
Non-U.S.:			
EMEA	2,376	2,174	9%
Asia-Pacific	699	629	11%
Americas	472	449	5%
Total Non-U.S.	3,547	3,252	9%
Total	7,718	7,088	9%
Expenses:			
Operating	1,973	1,945	(1%)
SG&A	1,803	1,735	(4%)
Depreciation and amortization	480	431	(11%)
Restructuring	108	59	(83%)
Charges related to asset abandonment	3	43	93%
Total	4,367	4,213	(4%)
Operating income	3,351	2,875	17%
Adjusted Operating Income [1]	3,942	3,408	16%
Interest expense, net	(213)	(237)	10%
Other non-operating income, net	(31)	61	(151%)
Gain on divestiture of business	23	—	NM
Non-operating (expense) income, net	(221)	(176)	(26%)
Net income attributable to Moody's	$ 2,459	$ 2,058	19%
Diluted weighted average shares outstanding	179.9	182.7	2%
Diluted EPS attributable to Moody's common shareholders	$ 13.67	$ 11.26	21%
Adjusted Diluted EPS [1]	$ 14.94	$ 12.47	20%
Operating margin	43.4 %	40.6 %	
Adjusted Operating Margin [1]	51.1 %	48.1 %	
ETR	21.3 %	23.7 %	

GLOBAL REVENUE



2025	2024

2025: U.S. 54%, Non-U.S. 46%; Transaction 37%, Recurring 63%

2024: U.S. 54%, Non-U.S. 46%; Transaction 38%, Recurring 62%

Global Revenue ⇑ $630 million **U.S. Revenue ⇑ $335 million** **Non-U.S. Revenue ⇑ $295 million**

Growth in global revenue reflected increases in both MA and MIS, both in the U.S. and internationally. Refer to the section entitled “Segment Results” of this MD&A for a more fulsome discussion of the Company’s segment revenue.

Operating Expense ⇑ $28 million

Operating Expense Drivers



$1,945
(4)%
2%
2%
1%
$1,973
2024 Operating Expenses
Incentive Compensation
Salaries and Benefits
Inorganic Expense Growth from M&A
Other
2025 Operating Expenses

Compensation expenses of $1,467 million decreased $2 million, with the most notable drivers reflecting:

— a decrease in incentive compensation, which aligns with actual financial and operational performance relative to targets; *mostly offset by*

— growth in salaries and benefits attributable to hiring and salary increases to support continued growth in the business as well as recent acquisitions

Non-compensation expenses of $506 million increased $30 million, with the most notable drivers reflecting:

— costs associated with recent acquisitions; and

— increases in increases in technology infrastructure costs correlated with operating growth

SG&A Expense ⇑ $68 million



SG&A Expense Drivers
$1,735
(1)%
2%
1%
2%
$1,803
2024 SG&A Expenses
Incentive Compensation
Salaries and Benefits
Inorganic Expense Growth from M&A
Other
2025 SG&A Expenses

Compensation expenses of $1,107 million increased $37 million, reflecting:

— growth in salaries and benefits attributable to hiring and salary increases to support continued business growth, coupled with costs from recent acquisitions; *partially offset by*

— a decrease in incentive compensation, which aligns with actual financial and operational performance relative to targets

Non-compensation expenses of $696 million increased $31 million, with the most notable driver reflecting:

— costs to support business growth, including from recent acquisitions

Depreciation and amortization

The increase is driven by the amortization of internally developed software, which is primarily related to the development of MA cloud-based solutions as well as the amortization of recently acquired intangible assets.

Restructuring

The amounts reflect charges and adjustments related to the Company's restructuring programs as more fully discussed in Note 9 to the consolidated financial statements.

Charges related to asset abandonment

Reflects costs related to the Company's decision to outsource the production of certain sustainability content utilized in our product offerings, which are more fully discussed in Note 22 to the consolidated financial statements.

Operating margin 43.4%, up 280 BPS

Adjusted Operating Margin 51.1%, up 300 BPS

Operating margin and Adjusted Operating Margin[(1)] expansion reflects the 9% increase in revenue, partially offset by growth of 3% in operating and SG&A expenses.

Interest Expense ⇓ $24 million

The decrease in expense is primarily due to:

— lower interest expense on borrowings of $49 million, which is primarily attributable to favorable impacts from fixed-to-floating interest rate swaps reflecting a lower interest rate environment compared to the prior year; and

— a $16 million reduction in tax-related interest expense primarily reflecting the lapse in the statute of limitations related to tax exposures assumed in a prior-year M&A transaction[3], as more fully discussed in Note 15 to the consolidated financial statements; *partially offset by*

— lower interest income of $37 million reflecting lower cash and short-term investment balances and lower interest rates

Other non-operating income ⇓ $92 million

The most notable driver of the decrease in income is:

— the release of an indemnification asset of $79 million associated with the lapse of a statute of limitations related to tax exposures assumed in a prior-year M&A transaction[3], as more fully discussed in Note 15 to the consolidated financial statements.

[3] These amounts offset the tax benefit described in the ETR section below, and accordingly, have no impact on diluted or Adjusted Diluted EPS[1]

Gain on divestiture of business ⇑ 23 million

Reflects the gain on divestiture of the MA Learning Solutions business.

ETR ⇓ 240 BPS

Decrease primarily reflects tax benefits recognized in 2025 pursuant to the lapse of a statute of limitations related to tax exposures assumed in a prior-year M&A transaction[3] as more fully discussed in Note 15 to the consolidated financial statements. These tax benefits had no impact on Diluted EPS/Adjusted Diluted EPS[1] as they were offset by the net impact of the reversal of indemnification assets and tax-related interest accruals as further described above.

Diluted EPS ⇑ $2.41

Adjusted Diluted EPS ⇑ $2.47

Both diluted EPS and Adjusted Diluted EPS[1] growth is mostly attributable to the aforementioned growth in operating income/adjusted operating income[2].

Segment Results

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,				% Change Favorable (Unfavorable)
	2025		2024		
Revenue:					
Decision Solutions (DS)	$	**1,692**	$	1,516	12%
Research and Insights (R&I)		**995**		926	7%
Data and Information (D&I)		**912**		853	7%
Total external revenue		**3,599**		3,295	9%
Intersegment revenue		**12**		13	(8%)
Total MA Revenue		**3,611**		3,308	9%
Expenses:					
Operating and SG&A (external):					
Compensation expense		**1,438**		1,370	(5%)
Non-compensation expense		**779**		731	(7%)
Total Operating and SG&A (external)		**2,217**		2,101	(6%)
Operating and SG&A (intersegment)		**198**		193	(3%)
Total operating and SG&A expense		**2,415**		2,294	(5%)
Adjusted Operating Income	$	**1,196**	$	1,014	18%
Adjusted Operating Margin		**33.1 %**		30.7 %	
Depreciation and amortization		**393**		353	(11%)
Restructuring		**77**		42	(83%)
Charges related to asset abandonment		**3**		43	93%

MOODY'S ANALYTICS REVENUE



MA: Global Revenue ⇑ $304 million   **U.S. Revenue ⇑ $158 million**   **Non-U.S. Revenue ⇑ $146 million**

The 9% increase in global MA revenue reflects growth both in the U.S. (11%) and internationally (8%).

– Organic constant currency revenue[1] growth was 7%.

– Recurring revenue growth and organic constant currency recurring revenue[1] growth was 11% and 8%, respectively.

– ARR[2] increased 8%.

These increases are reflective of growth across all LOBs, as discussed in further detail below.

DECISION SOLUTIONS REVENUE



DS: Global Revenue ⇑ $176 million   **U.S. Revenue ⇑ $104 million**   **Non-U.S. Revenue ⇑ $72 million**

Global DS revenue for the years ended December 31, 2025 and 2024 was comprised as follows:



Global DS revenue increased 12% driven by growth in both the U.S. (18%) and internationally (8%). DS recurring revenue grew 15%. Organic constant currency revenue[1] and organic constant currency recurring revenue[1] growth for DS was 8% and 11%, respectively, and ARR[2] grew 10%.

The most notable drivers of the growth in Decision Solutions are as follows:

– Insurance revenue grew 15%

    – recurring revenue growth of 16% in Insurance was attributable to:

       – continued demand resulting in new sales for subscription-based revenue for catastrophe modeling tools; and

       – revenue from Praedicat and CAPE Analytics, which the Company acquired in the third quarter of 2024 and first quarter of 2025, respectively

    – Organic constant currency revenue[1] and organic constant currency recurring revenue[1] growth was 8% and 9%, respectively

    – ARR[2] grew 7%, reflecting the aforementioned continued demand for subscription-based catastrophe modeling tools

– KYC revenue grew 19%

    – recurring revenue growth of 21% in KYC reflects strong demand and customer retention for KYC and compliance solutions, driven by increased customer and supplier risk data usage

    – Organic constant currency revenue[1] and organic constant currency recurring revenue[1] growth for KYC was 17% and 18%, respectively

    – ARR[2] grew 15%, reflecting the aforementioned strong demand for KYC solutions, however trailed organic constant currency recurring revenue[1] growth mainly due to certain isolated customer attrition events in 2025

- Banking revenue grew 3%
  - recurring revenue growth of 9% within Banking reflected:
    - expansion of existing customer relationships into cloud-hosted subscription-based banking offerings, which enable customers' lending, risk management and finance workflows; and
    - revenue from Numerated, which the Company acquired in the fourth quarter of 2024;

  partially offset by:

    - a decline in transaction revenue of 18%, reflecting MA's continued strategic shift to cloud-hosted subscription-based solutions
  - Organic constant currency revenue[1] and organic constant currency recurring revenue[1] growth for Banking was 2% and 6%, respectively
  - ARR[2] grew 8% reflecting the aforementioned expansion of existing customer relationships into cloud-hosted subscription-based offerings.

RESEARCH AND INSIGHTS REVENUE

2025 | **2024**



55%
45%
U.S.
Non-U.S.
1%
99%
Recurring
Transaction
56%
44%
U.S.
Non-U.S.

R&I: Global Revenue ⇑ $69 million **U.S. Revenue ⇑ $33 million** **Non-U.S. Revenue ⇑ $36 million**

Global R&I revenue increased 7% compared to 2024 and reflects growth in both the U.S. (6%) and internationally (9%).

The revenue increase was attributable to sales growth for credit research product offerings, which contributed to ARR[2] growth of 8%.

DATA AND INFORMATION REVENUE

2025 | **2024**



36%
64%
U.S.
Non-U.S.
36%
64%
U.S.
Non-U.S.

D&I: Global Revenue ⇑ $59 million **U.S. Revenue ⇑ $21 million** **Non-U.S. Revenue ⇑ $38 million**

Global D&I revenue increased 7% compared to 2024 and reflects growth in both the U.S. (7%) and internationally (7%). Organic constant currency revenue[1] growth for D&I was 5%.

This growth was mainly driven by continued strong demand for ratings data feeds and company data applications, which contributed to ARR[2] growth of 7% for D&I.

MA: Operating and SG&A Expense ⇑ $116 million

MA Operating and SG&A Expense Drivers



2024 MA Operating and SG&A Expenses	Inorganic Expense Growth from M&A	Salaries and Benefits	All Other	2025 MA Operating and SG&A Expenses
$2,101	3%	2%	1%	$2,217

Compensation expenses of $1,438 million increased $68 million, reflecting:

— growth in salaries and benefits driven by recent acquisitions and annual salary increases

Non-compensation expenses of $779 million increased $48 million, reflecting:

— increases in technology infrastructure costs correlated with operating growth; and

— costs associated with recent acquisitions

MA: Adjusted Operating Margin 33.1% ⇑ 240BPS

Adjusted Operating Margin expansion reflects the aforementioned 9% increase in global MA revenue outpacing growth of 6% in operating and SG&A expenses, which was supported by operational efficiency/disciplined cost management and cost savings from the Strategic and Operational Efficiency Restructuring Program.

Depreciation and amortization

The increase in depreciation and amortization expense primarily reflects higher amortization of internally developed software relating to the development of cloud-based solutions as well as the amortization of recently acquired intangible assets.

Restructuring

The restructuring charges relate to the Company's restructuring programs as more fully discussed in Note 9 to the consolidated financial statements.

Charges related to asset abandonment

Reflects costs related to the Company's decision to outsource the production of certain sustainability content utilized in our product offerings, which are more fully discussed in Note 22 to the consolidated financial statements.

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2025	**2024**	
Revenue:			
Corporate finance (CFG)	**$ 2,132**	$ 1,950	9%
Structured finance (SFG)	**558**	518	8%
Financial institutions (FIG)	**759**	727	4%
Public, project and infrastructure finance (PPIF)	**635**	564	13%
Total ratings revenue	**4,084**	3,759	9%
MIS Other	**35**	34	3%
Total external revenue	**4,119**	3,793	9%
Intersegment royalty	**198**	193	3%
Total	**4,317**	3,986	8%
Expenses:			
Operating and SG&A (external):			
Compensation expense	**1,136**	1,169	3%
Non-compensation expense	**423**	410	(3%)
Total Operating and SG&A (external)	**1,559**	1,579	1%
Operating and SG&A (intersegment)	**12**	13	8%
Total operating and SG&A expense	**1,571**	1,592	1%
Adjusted Operating Income	**$ 2,746**	$ 2,394	15%
Adjusted Operating Margin	**63.6 %**	60.1 %	
Depreciation and amortization	**87**	78	(12%)
Restructuring	**31**	17	(82%)

The following chart presents changes in rated issuance volumes compared to 2024. To the extent that changes in rated issuance volumes had a material impact to MIS's revenue compared to the prior year, those impacts are discussed below.

Changes in Rated Issuance Volumes


Total MIS Rated Issuance
7%
Investment Grade
22%
Leveraged Loans
3%
High Yield Bonds
22%
Structured Finance
(1)%
Financial Institutions
(1)%
Public, Project and Infrastructure Finance
8%

MOODY'S INVESTORS SERVICE REVENUE



2025

2024

■ U.S.
■ Non-U.S.

■ Transaction
■ Recurring

■ Transaction
■ Recurring

MIS: Global Revenue ⇑ $326 million   **U.S. Revenue ⇑ $177 million**   **Non-U.S. Revenue ⇑ $149 million**

The increase in global MIS revenue reflects growth across all ratings LOBs.

CFG REVENUE



2025

2024

■ U.S.
■ Non-U.S.

■ Transaction
■ Recurring

■ U.S.
■ Non-U.S.

CFG: Global Revenue ⇑ $182 million   **U.S. Revenue ⇑ $94 million**   **Non-U.S. Revenue ⇑ $88 million**

Global CFG revenue for the years ended December 31, 2025 and 2024 was comprised as follows:



■ Other accounts (CFG)*
■ Bank loans
■ High-yield
■ Investment-grade

* Other includes: recurring monitoring fees of a rated debt obligation and/or entities that issue such obligations as well as fees from programs such as commercial paper, medium term notes, and ICRA corporate finance revenue.

The increase in CFG revenue of 9% reflects increases in both the U.S (7%) and internationally (14%).

Transaction revenue increased $144 million compared to the prior year, which primarily reflected:

– higher issuance activity for investment-grade bonds, which reflected continued tight credit spreads and investor demand for higher quality credits, and includes the impact of several jumbo transactions in the technology sector; and

– higher issuance activity for high-yield bonds as issuers took advantage of favorable conditions, including tight spreads and lower interest rates, primarily to refinance debt.

Recurring revenue increased $38 million, primarily reflecting the impact of annual price increases and higher monitored credits.

SFG REVENUE



SFG: Global Revenue ⇧ $40 million   **U.S. Revenue ⇧ $28 million**   **Non-U.S. Revenue ⇧ $12 million**

Global SFG revenue for the years ended December 31, 2025 and 2024 was comprised as follows:



The increase in SFG revenue of 8% reflects growth in the U.S. (8%) and internationally (8%).

The increase in revenue reflected growth across all asset classes, supported by tight credit spreads and strong investor demand.



2025		**2024**	

FIG: Global Revenue ⇑ $32 million   U.S. Revenue ⇓ $2 million   Non-U.S. Revenue ⇑ $34 million

Global FIG revenue for the years ended December 31, 2025 and 2024 was comprised as follows:



** Other includes: monitoring, commercial paper, medium term notes, and ICRA revenue.

The increase in FIG revenue of 4% reflects growth internationally (10%), partially offset by a decline in the U.S. (1%).

Revenue increased $32 million compared to the same period in the prior year, primarily due to:

– strong issuance volumes from infrequent issuers in the banking sector;

   partially offset by:

– lower volumes from infrequent issuers in the insurance sector, compared to strong activity in the prior year.



2025   **2024**

U.S.	Transaction	U.S.	Transaction
Non-U.S.	Recurring	Non-U.S.	Recurring

PPIF: Global Revenue ⇑ $71 million   **U.S. Revenue ⇑ $57 million**   **Non-U.S. Revenue ⇑ $14 million**

Global PPIF revenue for the years ended December 31, 2025 and 2024 was comprised as follows:



The 13% increase in PPIF revenue reflects increases in both the U.S. (16%) and internationally (7%), reflecting:

– higher issuance in U.S. Public Finance, particularly within the state, regional, and healthcare sectors; and

– higher investment-grade issuance within U.S. Infrastructure Finance, most notably from the utilities sector, coupled with a favorable issuance mix

MIS: Operating and SG&A Expense ⇓ $20 million


MIS Operating and SG&A Expense Drivers
$1,579
(5)%
2%
2%
$1,559
2024 MIS Operating and SG&A Expenses
Incentive Compensation
Salaries and Benefits
Other
2025 MIS Operating and SG&A Expenses

Compensation expenses of $1,136 million decreased $33 million, reflecting:

— a decrease in incentive compensation aligned with actual financial and operating performance relative to targets; *partially offset by:*

— growth in salaries and benefits reflecting higher headcount and annual salary increases

Non-compensation expenses of $423 million increased $13 million, primarily reflecting:

— an increase in costs to support operating growth

MIS: Adjusted Operating Margin of 63.6% ⇑ 350BPS

The MIS Adjusted Operating Margin expansion primarily reflected the aforementioned 9% increase in revenue, supported by the operating leverage of the business, benefits from technology investments and a disciplined approach to expense management.

Restructuring Charges

The restructuring charges relate to the Company's restructuring programs as more fully discussed in Note 9 to the consolidated financial statements.

Market Risk

FX risk:

Moody's maintains a presence in more than 40 countries. In 2025, approximately 39% of the Company's revenue and approximately 38% of the Company's expenses were denominated in functional currencies other than the U.S. dollar, principally in the British pound and the euro. As such, the Company is exposed to market risk from changes in FX rates. As of December 31, 2025, approximately 52% of Moody's assets were located outside the U.S., making the Company susceptible to fluctuations in FX rates. The effects of translating assets and liabilities of non-U.S. operations with non-U.S. functional currencies to the U.S. dollar are charged or credited to OCI.

The effects of revaluing assets and liabilities that are denominated in currencies other than a subsidiary's functional currency are charged to other non-operating income, net in the Company's consolidated statements of operations. Accordingly, the Company enters into foreign exchange forward contracts to partially mitigate the change in fair value on certain assets and liabilities denominated in currencies other than a subsidiary's functional currency. The following table shows the impact to the fair value of the forward contracts if currencies being purchased were to weaken by 10%:

Foreign Currency Forwards [1]		
Sell	**Buy**	**Impact on fair value of contract**
U.S. dollar	British pound	$64 million unfavorable impact
U.S. dollar	Euro	$10 million unfavorable impact
U.S. dollar	Singapore dollar	$4 million unfavorable impact
U.S. dollar	Canadian dollar	$4 million unfavorable impact
U.S. dollar	Japanese yen	$2 million unfavorable impact
U.S. dollar	Indian rupee	$2 million unfavorable impact
Euro	U.S. dollar	$2 million unfavorable impact
		$88 million unfavorable impact

[1] Refer to Note 6 to the consolidated financial statements in Item 8 of this Form 10-K for further detail on the forward contracts.

The change in fair value of the foreign exchange forward contracts would be offset by FX revaluation gains or losses on underlying assets and liabilities denominated in currencies other than a subsidiary's functional currency.

Derivatives and non-derivatives designated as net investment hedges:

The Company designates derivative instruments and foreign currency-denominated debt as hedges of foreign currency risk of net investments in certain foreign subsidiaries (net investment hedges) under ASC Topic 815, *Derivatives and Hedging*.

Cross-currency swaps

As of December 31, 2025, the Company had cross-currency swaps designated as net investment hedges to mitigate FX exposure related to a portion of the Company's net investment in certain foreign subsidiaries against changes in exchange rates. The notional values and corresponding interest rates are disclosed in Note 6 to the consolidated financial statements located in Item 8 of this Form 10-K.

- If the euro were to strengthen 10% relative to the U.S. dollar, there would be an approximate $430 million unfavorable impact to the fair value of the cross-currency swaps recognized in OCI.

- If the Hong Kong dollar were to strengthen 10% relative to the U.S. dollar, there would be an approximate $50 million unfavorable impact to the fair value of the cross-currency swaps recognized in OCI.

- If the Singapore dollar were to strengthen 10% relative to the Hong Kong dollar, there would be an approximate $30 million unfavorable impact to the fair value of the cross-currency swaps recognized in OCI.

The aforementioned unfavorable impacts recognized within OCI would be offset by favorable currency translation gains on the Company's hedged net investments in those foreign subsidiaries.

Euro-denominated debt

As of December 31, 2025, the Company has designated €500 million of the 2015 Senior Notes and €750 million of the 2019 Senior Notes as net investment hedges to mitigate FX exposure relating to euro denominated net investments in subsidiaries. If the euro were to strengthen 10% relative to the U.S. dollar, there would be an approximate $150 million unfavorable adjustment to OCI related to these net investment hedges. This adjustment would be offset by favorable currency translation adjustments on the Company's euro net investment in subsidiaries.

Interest rate and credit risk:

Interest rate swaps designated as a fair value hedge:

The Company's interest rate risk management objectives are to reduce the funding cost and volatility to the Company and to alter the interest rate exposure to a desired risk profile. Moody's uses interest rate swaps as deemed necessary to assist in accomplishing these objectives. The Company is exposed to interest rate risk on its various outstanding fixed-rate debt for which the fair value of the outstanding fixed rate debt fluctuates based on changes in interest rates. The Company has entered into interest rate swaps to convert the fixed interest rate on certain of its long-term debt to a floating interest rate based on the SOFR. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations are recorded as a reduction or addition to the carrying value of the borrowing, while net interest payments are recorded as interest expense/income in the Company's consolidated statements of operations. A hypothetical change of 100 BPS in the SOFR-based swap rate would result in an approximate $130 million change to the fair value of the swaps, which would be offset by the change in fair value of the hedged item.

Additional information on these interest rate swaps is disclosed in Note 6 to the consolidated financial statements located in Item 8 of this Form 10-K.

Moody's cash equivalents primarily consist of certificates of deposit within and outside the U.S. with maturities of three months or less when purchased. The Company manages its credit risk exposure by allocating its cash equivalents among various money market deposit accounts and certificates of deposit and by limiting the amount it can invest with any single issuer. Short-term investments primarily consist of certificates of deposit.

Liquidity and Capital Resources

Moody's remains committed to using its strong cash flow to create value for shareholders by both investing in the Company's employees and growing the business through targeted organic initiatives and inorganic acquisitions aligned with strategic priorities. Additional excess capital is returned to the Company's shareholders via a combination of dividends and share repurchases.

Cash Flow

The following is a summary of the changes in the Company's cash flows followed by a brief discussion of these changes:

	Year Ended December 31,		$ Change Favorable/ (unfavorable)
	2025	2024	
Net cash provided by operating activities	$ 2,901	$ 2,838	$ 63
Net cash provided by (used in) investing activities	$ 2	$ (1,056)	$ 1,058
Net cash used in financing activities	$ (3,063)	$ (1,446)	$ (1,617)
Free Cash Flow [1]	$ 2,575	$ 2,521	$ 54

[1] Free Cash Flow is a non-GAAP measure and is defined by the Company as net cash provided by operating activities minus cash paid for capital additions. Refer to the section entitled "Non-GAAP Financial Measures" of this MD&A for further information on this financial measure.

Net cash provided by operating activities

Net cash flows from operating activities increased by $63 million compared to the prior year, with the most notable drivers reflecting:

– growth in operating income of $476 million, partially offset by various changes in working capital;

   partially offset by:

– $212 million in higher income tax payments in the current year; and

– approximately $100 million in higher annual incentive compensation payments in 2025 (based on full-year 2024 financial and operating results) compared to payments made in the prior year (based on full-year 2023 financial and operating results)

Net cash provided by (used in) investing activities

The $1,058 million increase in cash provided by investing activities compared to 2024 primarily reflects:

– a $463 million decrease in purchases of investments, primarily due to the purchase of certificates of deposit in the prior year; and

– a $555 million increase in sales and maturities of investments primarily due to the maturity of certificates of deposit in the first quarter of 2025.

Net cash used in financing activities

The $1,617 million increase in cash used in financing activities was primarily attributed to:

– a $700 million repayment of notes payable in 2025;

– a $496 million issuance of notes in the third quarter of 2024; and

– higher cash paid for treasury share repurchases in 2025 of $315 million compared to the prior year.

Cash and cash equivalents and short-term investments

The Company's aggregate cash and cash equivalents and short-term investments of $2.4 billion at December 31, 2025 included approximately $1.8 billion located outside of the U.S. Approximately 38% of the Company's aggregate cash and cash equivalents and short-term investments is denominated in EUR and GBP. The Company manages both its U.S. and non-U.S. cash flow to maintain sufficient liquidity in all regions to effectively meet its operating needs.

The Company regularly evaluates which entities it will indefinitely reinvest earnings outside the U.S. The Company has provided deferred taxes for those entities whose earnings are not considered indefinitely reinvested. Accordingly, the Company continues to repatriate a portion of its non-U.S. cash in these subsidiaries and will continue to repatriate certain of its offshore cash in a manner that addresses compliance with local statutory requirements, sufficient offshore working capital and any other factors that may be relevant in certain jurisdictions. Notwithstanding the Tax Act, which generally eliminated federal income tax on future cash repatriation to the U.S., cash repatriation may be subject to state and local taxes or withholding or similar taxes.

Material Cash Requirements

The Company's material cash requirements consist of the following contractual and other obligations:

Financing Arrangements

Indebtedness

At December 31, 2025, Moody's had $7.2 billion of outstanding debt and approximately $1 billion of additional capacity available under the Company's CP program, which is backstopped by the $1.25 billion 2024 Credit Facility.

The repayment schedule for the Company's borrowings outstanding at December 31, 2025 is as follows:



Future interest payments and fees associated with the Company's debt and credit facility are expected to be $3.7 billion. Of this amount, approximately $300 million is expected to be paid in each of the next two years, approximately $200 million in each of the subsequent three years, with the remaining balance expected to be paid thereafter. For additional information on the Company's outstanding debt, CP program and 2024 Credit Facility, refer to Note 16 to the consolidated financial statements.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for operations, share repurchases and other strategic opportunities, which could result in higher financing costs.

Purchase Obligations

Purchase obligations generally include multi-year agreements with vendors to purchase goods or services and mainly include data center/cloud hosting fees and fees for information technology licensing and maintenance. As of December 31, 2025, these purchase obligations totaled approximately $650 million, of which approximately 60% is expected to be paid in the next twelve months and another approximate 40% expected to be paid over the next two subsequent years, with the remainder to be paid thereafter.

Leases

The Company has remaining payments related to its operating leases of $1,031 million at December 31, 2025, primarily related to real estate leases, of which $100 million in payments are expected over the next twelve months. For more information on the expected cash flows relating to the Company's operating leases, refer to Note 18 to the consolidated financial statements.

Pension and Other Retirement Plan Obligations

The Company does not anticipate making significant contributions to its funded pension plan in the next twelve months. This plan is overfunded at December 31, 2025, and accordingly holds sufficient investments to fund future benefit obligations. Payments for the Company's unfunded plans are not expected to be material in either the short or long-term. For further information on the Company's pension and other retirement plan obligations, refer to Note 13 to the consolidated financial statements.

Dividends and share repurchases

On February 10, 2026, the Board approved the declaration of a quarterly dividend of $1.03 per share for Moody's common stock, payable March 13, 2026 to shareholders of record at the close of business on March 2, 2026. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board.

On October 21, 2025 the Board authorized $4.0 billion in share repurchase authority. At December 31, 2025, the Company had approximately $4.0 billion of remaining authority under this authorization. There is no established expiration date for the remaining authorization.

Restructuring

As more fully discussed in Note 9 to the consolidated financial statements, the Company is currently in the process of executing the Strategic and Operational Efficiency Restructuring Program. Future cash outlays associated with this program are expected to be between $110 million and $130 million, which are expected to be paid out through 2027.

Sources of Funding to Satisfy Material Cash Requirements

The Company believes that it has the financial resources needed to meet its cash requirements and expects to have positive operating cash flow in 2026. Cash requirements for periods beyond the next twelve months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements. The Company may also borrow from various sources as described above.

Non-GAAP Financial Measures:

In addition to its reported results, Moody's has included in this MD&A certain adjusted results that the SEC defines as "Non-GAAP financial measures." Management believes that such adjusted financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period-to-period comparisons of the Company's performance, facilitate comparisons to competitors' operating results and can provide greater transparency to investors of supplemental information used by management in its financial and operational decision-making. These adjusted measures, as defined by the Company, are not necessarily comparable to similarly defined measures of other companies. Furthermore, these adjusted measures should not be viewed in isolation or used as a substitute for other GAAP measures in assessing the operating performance or cash flows of the Company. Below are brief descriptions of the Company's adjusted financial measures accompanied by a reconciliation of the adjusted measure to its most directly comparable GAAP measure.

Adjusted Operating Income and Adjusted Operating Margin:

The Company presents Adjusted Operating Income and Adjusted Operating Margin because management deems these metrics to be useful measures to provide additional perspective on Moody's operating performance. Adjusted Operating Income excludes the impact of: i) depreciation and amortization; ii) restructuring charges/adjustments; and iii) charges related to asset abandonment. Depreciation and amortization are excluded because companies utilize productive assets of different useful lives and use different methods of acquiring and depreciating productive assets. Restructuring charges/adjustments and charges related to asset abandonment, which the Company believes are not reflective of its ongoing operating cost structure, are excluded as the frequency and magnitude of these charges may vary widely across periods and companies. Refer to Notes 9 and 22 to the consolidated financial statements for further information regarding the nature of the Company's restructuring programs and asset abandonment, respectively.

Management believes that the exclusion of the aforementioned items, as detailed in the reconciliation below, allows for an additional perspective on the Company's operating results from period to period and across companies. The Company defines Adjusted Operating Margin as Adjusted Operating Income divided by revenue.

	Year ended December 31,			
	2025		**2024**	
Operating income	$	**3,351**	$	2,875
Adjustments:				
Depreciation and amortization		**480**		431
Restructuring		**108**		59
Charges related to asset abandonment		**3**		43
Adjusted Operating Income	$	**3,942**	$	3,408
Operating margin		**43.4 %**		40.6 %
Adjusted Operating Margin		**51.1 %**		48.1 %

Adjusted Net Income and Adjusted Diluted EPS attributable to Moody's common shareholders:

The Company presents Adjusted Net Income and Adjusted Diluted EPS because management deems these metrics to be useful measures to provide additional perspective on Moody's operating performance. Adjusted Net Income and Adjusted Diluted EPS exclude the impact of: i) amortization of acquired intangible assets; ii) restructuring charges/adjustments; iii) charges related to asset abandonment; iv) gains on previously held equity method investments and v) gain on the divestiture of a business and certain direct costs to transact the divestiture.

The Company excludes the impact of amortization of acquired intangible assets as companies utilize intangible assets with different estimated useful lives and have different methods of acquiring and amortizing intangible assets. These intangible assets were recorded as part of acquisition accounting and contribute to revenue generation. The amortization of intangible assets related to acquisitions will recur in future periods until such intangible assets have been fully amortized. Furthermore, the timing and magnitude of business combination transactions are not predictable and the purchase price allocated to amortizable intangible assets and the related amortization period are unique to each acquisition and can vary significantly from period to period. The impact of restructuring charges/adjustments and charges related to asset abandonment, which the Company believes are not reflective of its ongoing operating cost structure are also excluded. Similarly, gains on previously held equity method investments and the gain pursuant to the divestiture of the MA Learning Solutions business along with certain related direct costs to transact the divestiture are excluded due to their infrequent nature and because they do not reflect the Company's ongoing operations. The frequency and magnitude of all of the aforementioned items may vary widely across periods and companies.

The Company excludes the aforementioned items to provide additional perspective when comparing net income and diluted EPS from period to period and across companies as the frequency and magnitude of similar transactions may vary widely across periods.

	Year ended December 31,			
Amounts in millions	**2025**		**2024**	
Net income attributable to Moody's common shareholders	$	**2,459**	$	**2,058**
Pre-tax Acquisition-Related Intangible Amortization Expenses	$	215	$	198
Tax on Acquisition-Related Intangible Amortization Expenses		(52)		(48)
Net Acquisition-Related Intangible Amortization Expenses		**163**		**150**
Pre-tax restructuring	$	108	$	59
Tax on restructuring		(27)		(15)
Net restructuring		**81**		**44**
Pre-tax charges related to asset abandonment	$	3	$	43
Tax on charges related to asset abandonment		(1)		(11)
Net charges related to asset abandonment		**2**		**32**
Pre-tax gain on previously held equity method investments	$	—	$	(7)
Tax on gain on previously held equity method investments		—		2
Net gain on previously held equity method investments		**—**		**(5)**
Pre-tax gain on divestiture of business	$	(23)	$	—
Pre-tax costs to transact divestiture		2		—
Tax on gain on divestiture and related costs		3		—
Net gain on divestiture of business and related costs		**(18)**		**—**
Adjusted Net Income	$	**2,687**	$	**2,279**

	Year ended December 31,			
	2025		**2024**	
Diluted earnings per share attributable to Moody's common shareholders	$	**13.67**	$	**11.26**
Pre-tax Acquisition-Related Intangible Amortization Expenses	$	1.20	$	1.08
Tax on Acquisition-Related Intangible Amortization Expenses		(0.29)		(0.26)
Net Acquisition-Related Intangible Amortization Expenses		**0.91**		**0.82**
Pre-tax restructuring	$	0.60	$	0.32
Tax on restructuring		(0.15)		(0.08)
Net restructuring		**0.45**		**0.24**
Pre-tax charges related to asset abandonment	$	0.02	$	0.24
Tax on charges related to asset abandonment		(0.01)		(0.06)
Net charges related to asset abandonment		**0.01**		**0.18**
Pre-tax gain on previously held equity method investments	$	—	$	(0.04)
Tax on gain on previously held equity method investments		—		0.01
Net gain on previously held equity method investments		**—**		**(0.03)**
Pre-tax gain on divestiture of business	$	(0.13)	$	—
Pre-tax costs to transact divestiture		0.01		—
Tax on gain on divestiture and related costs		0.02		—
Net gain on divestiture of business and related costs		**(0.10)**		**—**
Adjusted Diluted EPS	$	**14.94**	$	**12.47**

Note: the tax impacts in the table above were calculated using tax rates in effect in the jurisdiction for which the item relates.

Free Cash Flow:

The Company defines Free Cash Flow as net cash provided by operating activities minus cash paid for capital additions. Management believes that Free Cash Flow is a useful metric in assessing the Company's cash flows to service debt, pay dividends and to fund acquisitions and share repurchases. Management deems capital expenditures essential to the Company's product and service innovations and maintenance of Moody's operational capabilities. Accordingly, capital expenditures are deemed to be a recurring use of Moody's cash flow. Below is a reconciliation of the Company's net cash flows from operating activities to Free Cash Flow:

	Year ended December 31,			
	2025		**2024**	
Net cash provided by operating activities	$	**2,901**	$	2,838
Capital additions		(326)		(317)
Free Cash Flow	$	**2,575**	$	2,521
Net cash provided by (used in) investing activities	$	**2**	$	(1,056)
Net cash used in financing activities	$	**(3,063)**	$	(1,446)

Organic Constant Currency Revenue Growth:

The Company presents organic constant currency revenue growth as its non-GAAP measure of revenue growth. Management deems this measure to be useful in providing additional perspective in assessing the Company's revenue growth excluding both the inorganic revenue impacts from certain acquisition and divestiture activity completed within the last 12 months and the impacts of changes in foreign exchange rates. The Company calculates the dollar impact of foreign exchange as the difference between the translation of its current period non-USD functional currency results using comparative prior period weighted average foreign exchange translation rates and current year reported results.

Below is a reconciliation of the Company's reported revenue and growth rates to its organic constant currency revenue growth measures:

Amounts in millions	Year ended December 31,			
	2025	**2024**	**Change**	**Growth**
MCO revenue	$ 7,718	$ 7,088	$ 630	9%
FX impact	(68)	—	(68)	
Inorganic revenue from acquisitions	(57)	—	(57)	
Divestitures	—	(5)	5	
Organic constant currency MCO revenue	$ 7,593	$ 7,083	$ 510	7%
MA revenue	$ 3,599	$ 3,295	$ 304	9%
FX impact	(39)	—	(39)	
Inorganic revenue from acquisitions	(49)	—	(49)	
Divestitures	—	(5)	5	
Organic constant currency MA revenue	$ 3,511	$ 3,290	$ 221	7%
Decision Solutions revenue	$ 1,692	$ 1,516	$ 176	12%
FX impact	(13)	—	(13)	
Inorganic revenue from acquisitions	(49)	—	(49)	
Divestitures	—	(5)	5	
Organic constant currency Decision Solutions revenue	$ 1,630	$ 1,511	$ 119	8%
Banking revenue	$ 569	$ 551	$ 18	3%
FX impact	(2)	—	(2)	
Inorganic revenue from acquisitions	(9)	—	(9)	
Divestitures	—	(5)	5	
Organic constant currency Banking revenue	$ 558	$ 546	$ 12	2%
Insurance revenue	$ 685	$ 598	$ 87	15%
FX impact	(2)	—	(2)	
Inorganic revenue from acquisitions	(40)	—	(40)	
Organic constant currency Insurance revenue	$ 643	$ 598	$ 45	8%
KYC revenue	$ 438	$ 367	$ 71	19%
FX impact	(9)	—	(9)	
Organic constant currency KYC revenue	$ 429	$ 367	$ 62	17%
Data and Information revenue	$ 912	$ 853	$ 59	7%
FX impact	(17)	—	(17)	
Constant currency Data and Information revenue	$ 895	$ 853	$ 42	5%
MA recurring revenue	$ 3,462	$ 3,125	$ 337	11%
FX impact	(40)	—	(40)	
Inorganic revenue from acquisitions	(47)	—	(47)	
Organic constant currency MA recurring revenue	$ 3,375	$ 3,125	$ 250	8%
Decision Solutions recurring revenue	$ 1,575	$ 1,370	$ 205	15%
FX impact	(14)	—	(14)	
Inorganic revenue from acquisitions	(47)	—	(47)	
Organic constant currency Decision Solutions recurring revenue	$ 1,514	$ 1,370	$ 144	11%

	Year ended December 31,						
	2025		**2024**		**Change**		**Growth**
Banking recurring revenue	$	476	$	438	$	38	9%
FX impact		(3)		—		(3)	
Inorganic revenue from acquisitions		(8)		—		(8)	
Organic constant currency Banking recurring revenue	$	465	$	438	$	27	6%
Insurance recurring revenue	$	664	$	572	$	92	16%
FX impact		(2)		—		(2)	
Inorganic revenue from acquisitions		(39)		—		(39)	
Organic constant currency Insurance recurring revenue	$	623	$	572	$	51	9%
KYC recurring revenue	$	435	$	360	$	75	21%
FX impact	$	(9)		—		(9)	
Organic constant currency KYC recurring revenue	$	426	$	360	$	66	18%

Key Performance Metrics:

The Company presents ARR on an organic constant currency basis for its MA business as a supplemental performance metric to provide additional insight on the estimated value of MA's recurring revenue contracts at a given point in time. The Company uses ARR to manage and monitor performance of its MA operating segment and believes that this metric is a key indicator of the trajectory of MA's recurring revenue base.

The Company calculates ARR by taking the total recurring contract value for each active renewable contract as of the reporting date, divided by the number of days in the contract and multiplied by 365 days to create an annualized value. The Company defines renewable contracts as subscriptions, term licenses, maintenance and renewable services. ARR excludes transaction sales including one-time training, services and perpetual licenses. In order to compare period-over-period ARR excluding the effects of foreign currency translation, the Company bases the calculation on currency rates utilized in its current year operating budget and holds these FX rates constant for the duration of all current and prior periods being reported. Additionally, to provide better perspective in assessing growth, the Company excludes from ARR contracts associated with acquisitions and divestitures completed within the last 12 months.

The Company's definition of ARR may differ from definitions utilized by other companies reporting similarly named measures, and this metric should be viewed in addition to, and not as a substitute for, financial measures presented in accordance with GAAP.

Amounts in millions	**December 31, 2025**		**December 31, 2024**		**Change**		**Growth**
MA ARR							
Banking	$	494	$	458	$	36	8%
Insurance		649		604		45	7%
KYC		436		380		56	15%
Total Decision Solutions	$	1,579	$	1,442	$	137	10%
Research and Insights		1,002		932		70	8%
Data and Information		917		859		58	7%
Total MA ARR	$	3,498	$	3,233	$	265	8%

Recently Issued Accounting Pronouncements

Refer to Note 2 to the consolidated financial statements located in Part II, Item 8 on this Form 10-K for a discussion on the impact to the Company relating to recently issued accounting pronouncements.

Contingencies

Legal proceedings in which the Company is involved also may impact Moody's liquidity or operating results. No assurance can be provided as to the outcome of such proceedings. In addition, litigation inherently involves significant costs. For information regarding legal proceedings, see Part II, Item 8 – "Financial Statements," Note 19 "Contingencies" in this Form 10-K.

Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this annual report on Form 10-K, including in the sections entitled "Contingencies" under Item 7, "MD&A", commencing on page 36 of this annual report on Form 10-K, under "Legal Proceedings" in Part I, Item 3, of this Form 10-K, and elsewhere in the context of statements containing the words "believe," "expect," "anticipate," "intend," "plan," "will," "predict," "potential," "continue," "strategy," "aspire," "target," "forecast," "project," "estimate," "should," "could," "may," and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies or otherwise convey the prospective nature of events or outcomes generally indicative of forward-looking statements. Stockholders and investors are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements and other information in this document are made as of the date of this annual report on Form 10-K, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise, except as required by applicable law or regulation. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying certain factors that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements.

Those factors, risks and uncertainties include, but are not limited to:

– the uncertain effects of U.S. and foreign government actions affecting international trade and economic policy, including changes and volatility in tariffs and trade policies and retaliatory actions, on credit markets, customers, and customer retention, and demand for our products and services;

– the impact of general economic conditions (including significant government debt and deficit levels and inflation or recessions and related monetary policy actions by governments in response thereto) on worldwide credit markets and on economic activity, including on the level of merger and acquisition activity, and their effects on the volume of debt and other securities issued in domestic and/or global capital markets;

– the uncertain effects of U.S. and foreign government initiatives and monetary policy to respond to the current economic climate, including instability of financial institutions, credit quality concerns, and other potential impacts of volatility in financial and credit markets;

– the impacts of geopolitical events and actions, such as the Russia-Ukraine military conflict, military conflicts in the Middle East, and tensions between India and Pakistan, and of tensions and disputes in political and global relations, on volatility in world financial markets, on general economic conditions and GDP in the U.S. and worldwide and on the Company's own operations and personnel;

– other matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including regulation, increased utilization of technologies that have the potential to intensify competition and accelerate disruption and disintermediation in the financial services industry, as well as the number of issuances of securities without ratings or securities which are rated or evaluated by non-traditional parties;

– the level of merger and acquisition activity in the U.S. and abroad;

– the impact of MIS's withdrawal of its credit ratings on countries or entities within countries and of Moody's no longer conducting commercial operations in countries where political instability warrants such actions;

– concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent credit agency ratings;

– the introduction or development of competing and/or emerging technologies and products;

– pricing pressure from competitors and/or customers;

– the level of success of new product development and global expansion;

– the impact of regulation as an NRSRO, the potential for new U.S., state and local legislation and regulations;

– the potential for increased competition and regulation in the jurisdictions in which we operate, including the EU;

– exposure to litigation related to our rating opinions, as well as any other litigation, government and regulatory proceedings, investigations and inquiries to which Moody's may be subject from time to time;

– provisions in U.S. legislation modifying the pleading standards and EU regulations modifying the liability standards, applicable to CRAs in a manner adverse to CRAs;

– provisions of EU regulations imposing additional procedural and substantive requirements on the pricing of services and the expansion of supervisory remit to include non-EU ratings used for regulatory purposes;

– uncertainty regarding the future relationship between the U.S. and China;

- the possible loss of key employees and the impact of the global labor environment;

- failures or malfunctions of our operations and infrastructure;

- any vulnerabilities to cyber threats or other cybersecurity concerns;

- the timing and effectiveness of our restructuring programs;

- currency and foreign exchange volatility;

- the outcome of any review by tax authorities of Moody's global tax planning initiatives;

- exposure to potential criminal sanctions or civil remedies if Moody's fails to comply with foreign and U.S. laws and regulations that are applicable in the jurisdictions in which Moody's operates, including data protection and privacy laws, sanctions laws, anti-corruption laws, and local laws prohibiting corrupt payments to government officials;

- the impact of mergers, acquisitions, or other business combinations and the ability of Moody's to successfully integrate acquired businesses;

- the level of future cash flows;

- the levels of capital investments; and

- a decline in the demand for credit risk management tools by financial institutions, corporate or government entities.

These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors" in Part I, Item 1A of this annual report on Form 10-K, and in other filings made by the Company from time to time with the SEC or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it. Forward-looking and other statements in this document may also address our corporate responsibility progress, plans, and goals (including sustainability and environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the Securities and Exchange Commission. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

ITEM 7A.　　QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information in response to this item is set forth under the caption "Market Risk" in Part II, Item 7 on page 56 of this annual report on Form 10-K.

ITEM 8.　　FINANCIAL STATEMENTS

Index to Financial Statements

Schedules are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company evaluated and assessed the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their accompanying report which expresses an unqualified opinion on the effectiveness of Moody's internal control over financial reporting as of December 31, 2025.

/s/ ROBERT FAUBER

Robert Fauber

President and Chief Executive Officer

/s/ NOÉMIE HEULAND

Noémie Heuland

Senior Vice President and Chief Financial Officer

February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Moody's Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Moody's Corporation and subsidiaries (the Company) as December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Gross uncertain tax positions

As discussed in Note 15 to the consolidated financial statements, the Company has recorded uncertain tax positions (UTPs) of $158 million as of December 31, 2025. The Company determines whether it is more-likely-than-not that a tax position will be sustained based on its technical merits as of the reporting date. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

We identified the assessment of the Company's gross UTPs as a critical audit matter because complex judgment was required in evaluating the Company's interpretation of tax laws and its estimate of the ultimate resolution of the tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls over the Company's tax process, including those related to the timely identification of UTPs, the assessment of new information related to previously identified UTPs, and the measurement of UTPs. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing transfer pricing documentation for compliance with applicable laws and regulations. Additionally, we involved tax professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's interpretation of tax laws and judgments about the administrative practices of tax authorities;

- assessing the expiration of statutes of limitations; and

- performing an assessment of the Company's tax positions and comparing the results to the Company's assessment.

In addition, we evaluated the Company's ability to accurately estimate its gross UTPs by comparing historical gross UTPs to actual results upon conclusion of tax audits.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

New York, New York

February 18, 2026

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ **7,718**	$ 7,088	$ 5,916
Expenses			
Operating	**1,973**	1,945	1,687
Selling, general and administrative	**1,803**	1,735	1,632
Depreciation and amortization	**480**	431	373
Restructuring	**108**	59	87
Charges related to asset abandonment	**3**	43	—
Total expenses	**4,367**	4,213	3,779
Operating income	**3,351**	2,875	2,137
Non-operating expense, net			
Interest expense, net	**(213)**	(237)	(251)
Other non-operating (expense) income, net	**(31)**	61	49
Gain on divestiture of business	**23**	—	—
Non-operating expense, net	**(221)**	(176)	(202)
Income before provision for income taxes	**3,130**	2,699	1,935
Provision for income taxes	**668**	640	327
Net income	**2,462**	2,059	1,608
Less: Net income attributable to noncontrolling interests	**3**	1	1
Net income attributable to Moody's	$ **2,459**	$ 2,058	$ 1,607
Earnings per share			
Basic	$ **13.73**	$ 11.32	$ 8.77
Diluted	$ **13.67**	$ 11.26	$ 8.73
Weighted average shares outstanding			
Basic	**179.1**	181.8	183.2
Diluted	**179.9**	182.7	184.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions)

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Pre-tax amounts	Tax amounts	After-tax amounts	Pre-tax amounts	Tax amounts	After-tax amounts	Pre-tax amounts	Tax amounts	After-tax amounts
Net Income			$ 2,462			$ 2,059			$ 1,608
Other Comprehensive Income (Loss):									
Foreign Currency Adjustments:									
Foreign currency translation adjustments, net	$ 594	$ (2)	$ 592	$ (309)	$ (3)	$ (312)	$ 213	$ (1)	$ 212
Net gains (losses) on net investment hedges	(629)	160	(469)	299	(77)	222	(177)	45	(132)
Cash Flow Hedges:									
Reclassification of losses included in net income	2	(1)	1	3	(1)	2	2	(1)	1
Pension and Other Retirement Benefits:									
Amortization of actuarial (gains) losses, prior service (credits) costs, and settlement (gain) charge included in net income	(2)	—	(2)	(2)	—	(2)	(3)	—	(3)
Net actuarial gains (losses)	9	(2)	7	25	(6)	19	(8)	2	(6)
Total Other Comprehensive Income (Loss)	$ (26)	$ 155	$ 129	$ 16	$ (87)	$ (71)	$ 27	$ 45	$ 72
Comprehensive Income			2,591			1,988			1,680
Less: comprehensive loss attributable to noncontrolling interests			(9)			—			(4)
Comprehensive Income Attributable to Moody's			$ 2,600			$ 1,988			$ 1,684

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share and per share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ **2,384**	$ 2,408
Short-term investments	**64**	566
Accounts receivable, net of allowances for credit losses of $29 in 2025 and $32 in 2024	**2,024**	1,801
Other current assets	**714**	515
Total current assets	**5,186**	5,290
Property and equipment, net of accumulated depreciation of $1,572 in 2025 and $1,453 in 2024	**722**	656
Operating lease right-of-use assets	**282**	216
Goodwill	**6,368**	5,994
Intangible assets, net	**1,866**	1,890
Deferred tax assets, net	**305**	293
Other assets	**1,101**	1,166
Total assets	$ **15,830**	$ 15,505
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ **1,304**	$ 1,344
Current portion of operating lease liabilities	**95**	102
Current portion of long-term debt	**—**	697
Deferred revenue	**1,582**	1,454
Total current liabilities	**2,981**	3,597
Non-current portion of deferred revenue	**56**	57
Long-term debt	**6,994**	6,731
Deferred tax liabilities, net	**315**	449
Uncertain tax positions	**158**	211
Operating lease liabilities	**262**	216
Other liabilities	**859**	517
Total liabilities	**11,625**	11,778
Contingencies (Note 19)		
Shareholders' equity:		
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Series common stock, par value $0.01 per share; 10,000,000 shares authorized; no shares issued and outstanding		—
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2025 and December 31, 2024, respectively.	**3**	3
Capital surplus	**1,676**	1,451
Retained earnings	**17,853**	16,071
Treasury stock, at cost; 165,359,285 and 162,593,213 shares of common stock at December 31, 2025 and December 31, 2024, respectively	**(14,978)**	(13,322)
Accumulated other comprehensive loss	**(500)**	(638)
Total Moody's shareholders' equity	**4,054**	3,565
Noncontrolling interests	**151**	162
Total shareholders' equity	**4,205**	3,727
Total liabilities and shareholders' equity	$ **15,830**	$ 15,505

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income	$ 2,462	$ 2,059	$ 1,608
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	480	431	373
Stock-based compensation	232	220	193
Deferred income taxes	(17)	(62)	(38)
Non-cash restructuring and abandonment-related charges	9	32	35
Provision for credit losses on accounts receivable	12	15	22
Gain on previously held/sold investments in non-consolidated affiliates	—	(7)	(4)
Gain on divestiture of business	(23)	—	—
Changes in assets and liabilities:			
Accounts receivable	(203)	(187)	(12)
Other current assets	(76)	(36)	119
Other assets	36	(17)	(69)
Lease obligations	(33)	(33)	(26)
Accounts payable and accrued liabilities	(55)	225	76
Deferred revenue	148	154	24
Unrecognized tax positions and other non-current tax liabilities	(57)	18	(129)
Other liabilities	(14)	26	(21)
Net cash provided by operating activities	2,901	2,838	2,151
Cash flows from investing activities			
Capital additions	(326)	(317)	(271)
Purchases of investments	(188)	(651)	(143)
Sales and maturities of investments	690	135	162
Purchases of investments in non-consolidated affiliates	(19)	(4)	(5)
Sales of/distributions from investments in non-consolidated affiliates	—	2	13
Cash received upon divestiture of business, net of cash transferred to purchaser	40	—	—
Cash paid for acquisitions, net of cash acquired	(227)	(221)	(3)
Receipts from settlements of net investment hedges	32	—	—
Net cash provided by (used in) investing activities	2	(1,056)	(247)
Cash flows from financing activities			
Issuance of notes	—	496	—
Repayment of notes	(700)	—	(500)
Proceeds from stock-based compensation plans	49	73	50
Repurchase of shares related to stock-based compensation	(99)	(91)	(71)
Treasury shares	(1,607)	(1,292)	(490)
Dividends	(701)	(620)	(564)
Dividends to noncontrolling interests	(5)	(7)	(9)
Debt issuance costs, extinguishment costs and related fees	—	(5)	—
Net cash used in financing activities	(3,063)	(1,446)	(1,584)
Effect of exchange rate changes on cash and cash equivalents	136	(58)	41
(Decrease) increase in cash and cash equivalents	(24)	278	361
Cash and cash equivalents, beginning of period	2,408	2,130	1,769
Cash and cash equivalents, end of period	$ 2,384	$ 2,408	$ 2,130

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in millions, except per share data)

	Shareholders of Moody's Corporation									
	Common Stock				Treasury Stock					
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount	Accumulated Other Comprehensive Loss	Total Moody's Shareholders' Equity	Non-Controlling Interests	Total Shareholders' Equity
Balance at December 31, 2022	**342.9**	**$ 3**	**$ 1,054**	**$ 13,618**	**(159.7)**	**$ (11,513)**	**$ (643)**	**$ 2,519**	**$ 170**	**$ 2,689**
Net income				1,607				1,607	1	1,608
Dividends ($3.08 per share)				(566)				(566)	(9)	(575)
Stock-based compensation			193					193		193
Shares issued for stock-based compensation plans at average cost, net			(19)		0.8	—		(19)		(19)
Treasury shares repurchased, inclusive of excise tax			—		(1.5)	(492)		(492)		(492)
Currency translation adjustment, net of net investment hedge activity (net of tax of $44 million)							84	84	(4)	80
Net actuarial losses (net of tax of $2 million)							(6)	(6)		(6)
Amortization of actuarial gains, prior service credits and settlement gain							(3)	(3)		(3)
Amortization of losses on cash flow hedges (net of tax of $1 million)							1	1		1
Balance at December 31, 2023	**342.9**	**$ 3**	**$ 1,228**	**$ 14,659**	**(160.4)**	**$ (12,005)**	**$ (567)**	**$ 3,318**	**$ 158**	**$ 3,476**

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY continued

(Amounts in millions, except per share data)

| | Shareholders of Moody's Corporation | | | | | | | | | |
| | Common Stock | | Capital Surplus | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive Loss | Total Moody's Shareholders' Equity | Non-Controlling Interests | Total Shareholders' Equity |
	Shares	Amount			Shares	Amount				
Balance at December 31, 2023	**342.9**	**$ 3**	**$ 1,228**	**$ 14,659**	**(160.4)**	**$ (12,005)**	**$ (567)**	**$ 3,318**	**$ 158**	**$ 3,476**
Net income				2,058				2,058	1	2,059
Dividends ($3.40 per share)				(646)				(646)	(7)	(653)
Stock-based compensation			225					225		225
Shares issued for stock-based compensation plans at average cost, net			(2)		0.7	(16)		(18)		(18)
Noncontrolling interest resulting from majority acquisition			—					—	10	10
Treasury shares repurchased, inclusive of excise tax					(2.9)	(1,301)		(1,301)		(1,301)
Currency translation adjustment, net of net investment hedge activity (net of tax of $80 million)							(90)	(90)	—	(90)
Net actuarial gains (net of tax of $6 million)							19	19		19
Amortization of actuarial gains and prior service credits							(2)	(2)		(2)
Amortization of losses on cash flow hedges (net of tax of $1 million)							2	2		2
Balance at December 31, 2024	**342.9**	**$ 3**	**$ 1,451**	**$ 16,071**	**(162.6)**	**$ (13,322)**	**$ (638)**	**$ 3,565**	**$ 162**	**$ 3,727**

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY continued

(Amounts in millions, except per share data)

	Shareholders of Moody's Corporation									
	Common Stock		Capital Surplus	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total Moody's Shareholders' Equity	Non-Controlling Interests	Total Shareholders' Equity
	Shares	Amount			Shares	Amount				
Balance at December 31, 2024	**342.9**	**$ 3**	**$ 1,451**	**$ 16,071**	**(162.6)**	**$ (13,322)**	**$ (638)**	**$ 3,565**	**$ 162**	**$ 3,727**
Net income				2,459				2,459	3	2,462
Dividends ($3.76 per share)				(677)				(677)	(5)	(682)
Stock-based compensation			239					239		239
Shares issued for stock-based compensation plans at average cost, net			(14)		0.5	(36)		(50)		(50)
Treasury shares repurchased, inclusive of excise tax			—		(3.3)	(1,620)		(1,620)		(1,620)
Currency translation adjustment, net of net investment hedge activity (net of tax of $158 million)							132	132	(9)	123
Net actuarial gains (net of tax of $2 million)							7	7		7
Amortization of actuarial gains and prior service credits							(2)	(2)		(2)
Amortization of losses on cash flow hedges (net of tax of $1 million)							1	1		1
Balance at December 31, 2025	**342.9**	**$ 3**	**$ 1,676**	**$ 17,853**	**(165.4)**	**$ (14,978)**	**$ (500)**	**$ 4,054**	**$ 151**	**$ 4,205**

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar and share amounts in millions, except per share data)

NOTE 1   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's is a global provider of integrated perspectives on risk that empowers organizations and investors to make better decisions. Moody's reports in two reportable segments: MA and MIS.

MA is comprised of: i) a premier fixed income and economic research business (Research & Insights); ii) a curated data business powered by an extensive database on companies and credit (Data & Information); and iii) three cloud-based subscription businesses serving banking, insurance, and KYC workflows (Decision Solutions). MA leverages its industry expertise across multiple risks such as credit, market, financial crime, supply chain, catastrophe and climate to deliver integrated risk assessment solutions that enable business leaders to identify, measure and manage the implications of interrelated risks and opportunities.

MIS publishes credit ratings and provides assessment services on a wide range of debt obligations, programs and facilities, and the entities that issue such obligations in markets worldwide, including various corporate, financial institution and governmental obligations, and structured finance securities.

Certain reclassifications have been made to prior period amounts to conform to the current presentation.

Adoption of New Accounting Standards in 2025

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU No. 2023-09"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU No. 2023-09 require entities to disclose additional income tax information, primarily related to greater disaggregation of the entity's ETR reconciliation and income taxes paid by jurisdiction disclosures. This ASU is effective for annual periods beginning after December 15, 2024, and should be applied on a prospective basis; however, retrospective application is permitted. The Company adopted this ASU retrospectively for all periods presented with the new required disclosures presented in Note 15.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets", which amends Topic 326 to provide a practical expedient and an accounting policy election related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Specifically, in developing reasonable and supportable forecasts as part of estimating expected credit losses on accounts receivable, entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company early adopted this ASU in the fourth quarter of 2025, and applied it prospectively as of January 1, 2025, in accordance with the transition provisions for early adoption. The adoption of this ASU did not have a material impact on the financial statements.

Reclassification of Previously Reported Transaction and Recurring Revenue

In the first quarter of 2025, the Company reclassified certain prior-year transaction and recurring revenue amounts to align with a refined classification methodology. The impact of the reclassifications was not material, and the reclassified amounts for 2024 and 2023 are reflected in Note 3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis whereby the Company records its proportional share of the investment's net income or loss as part of other non-operating income (expense), net and any dividends received reduce the carrying amount of the investment. Equity investments without a readily determinable fair value for which the Company does not have significant influence are accounted for under the ASC Topic 321 measurement alternative; these investments are recorded at initial cost, less impairment, adjusted upward or downward for any observable price changes in similar investments. The Company applies the guidelines set forth in ASC Topic 810 assessing its interests in voting and variable interest entities to decide whether to consolidate an entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under ASC Topic 810. The Company consolidates its ICRA subsidiaries on a three month lag.

Cash and Cash Equivalents

Cash equivalents principally consist of investments in money market deposit accounts and money market funds as well as certificates of deposit with maturities of three months or less when purchased.

Short-term Investments

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for operations in the next 12 months. The Company's short-term investments primarily consist of certificates of deposit and their cost approximates fair value due to the short-term nature of the instruments. Interest and dividends on these investments are recorded into income when earned.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred.

Computer Software Developed or Obtained for Internal Use

The Company capitalizes costs related to software developed or obtained for internal use. These assets, included in property and equipment in the consolidated balance sheets, relate to MA's cloud-based solutions as well as the Company's financial, website and other systems. Such costs generally consist of employee compensation, direct costs for third-party license fees and professional services provided by third parties, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives on a straight-line basis. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

The Company also capitalizes implementation costs incurred in cloud computing arrangements (e.g., hosted arrangements) and depreciates the costs over the non-cancellable term of the cloud computing arrangements plus any option renewal periods that are reasonably certain to be exercised or for which the exercise is controlled by the service provider. The Company classifies the amortization of capitalized implementation costs in the same line item in the consolidated statement of operations as the fees associated with the hosting service (i.e., operating and SG&A expense) and classifies the related payments in the consolidated statement of cash flows in the same manner as payments made for fees associated with the hosting service (i.e. cash flows from operating activities). In addition, the capitalization of implementation costs is reflected in the consolidated balance sheets consistent with the location of prepayment of fees for the hosting element (i.e., within other current assets or other assets).

Goodwill

Moody's evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment (i.e., MA and MIS), or one level below an operating segment (i.e., a component of an operating segment), annually as of July 31 or more frequently if impairment indicators arise in accordance with ASC Topic 350.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the Company assesses various qualitative factors to determine whether the fair value of a reporting unit may be less than its carrying amount. If a determination is made based on the qualitative factors that an impairment does not exist, the Company is not required to perform further testing. If the aforementioned qualitative assessment results in the Company concluding that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount, the fair value of the reporting unit will be quantitatively determined and compared to its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and the Company is not required to perform further testing. If the fair value of the reporting unit is less than the carrying value, the Company will record a goodwill impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value.

The Company evaluates its reporting units on an annual basis, or more frequently if there are changes in the reporting structure of the Company due to acquisitions, realignments or if there are indicators of potential impairment. For the reporting units where the Company is consistently able to conclude that no impairment exists using only a qualitative approach, the Company's accounting policy is to perform the second step of the aforementioned goodwill impairment assessment at least once every three years.

Prior to 2025, MA's reporting unit structure consisted of two reporting units comprised of businesses that offer: i) data and data-driven analytical solutions; and ii) risk-management software, workflow and CRE solutions. During the first quarter of 2025, MA reorganized its management and reporting structure, which affected the composition of the reporting units within the MA reportable segment. As a result, MA's reporting unit structure now consists of one reporting unit, which is consistent with the segment's current management structure and operating model. This reorganization did not result in a change to the Company's reportable segments. The Company performed assessments of the reporting units impacted by the reorganization immediately before and after the reorganization became effective and determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount.

Subsequent to the aforementioned reorganization of the MA reporting unit structure, for the purposes of assessing the recoverability of goodwill, the Company now has three reporting units: two within the Company's ratings business (one for the ICRA business and one that encompasses all of Moody's other ratings operations) and one reporting unit within MA.

Impairment of Long-lived Assets and Definite-lived Intangible assets

Long-lived assets, which consist primarily of amortizable intangible assets, internal-use computer software, lease ROU Assets and property and equipment are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Under the first step of the recoverability assessment, the Company compares the estimated undiscounted future cash flows attributable to the asset or asset group to their carrying value. If the undiscounted future cash flows are greater than the carrying value, no further assessment is required. If the undiscounted future cash flows are less than the carrying value, Moody's proceeds with step two of the assessment. Under step two of this assessment, Moody's is required to determine the fair value of the asset or asset group (reduced by the estimated cost to sell the asset for assets or disposal groups classified as held-for-sale) and recognize an impairment loss if the carrying amount exceeds its fair value.

Stock-Based Compensation

The Company records compensation expense over the requisite service period for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under stock option and restricted stock plans.

Derivative Instruments and Hedging Activities

Based on the Company's risk management policy, the Company may use derivative financial instruments to reduce exposure to changes in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. All derivative financial instruments are recorded on the consolidated balance sheets at their respective fair values on a gross basis. The changes in the value of derivatives that qualify as fair value hedges are recorded in the same income statement line item in earnings in which the corresponding adjustment to the carrying value of the hedged item is presented. The entire change in the fair value of derivatives that qualify as cash flow hedges is recorded to OCI and such amounts are reclassified from AOCI(L) to the same income statement line in earnings in the same period or periods during which the hedged transaction affects income. The Company assesses effectiveness for net investment hedges using the spot-method. The entire change in the fair value of derivatives that qualify as net investment hedges is initially recorded to OCI. Those changes in fair value attributable to components included in the assessment of hedge effectiveness in a net investment hedge are recorded in the currency translation adjustment component of OCI and remain in AOCI(L) until the period in which the hedged item affects earnings. Those changes in fair value attributable to components excluded from the assessment of hedge effectiveness in a net investment hedge are recorded to OCI and amortized to earnings using a systematic and rational method over the duration of the hedge. Any changes in the fair value of derivatives that the Company does not designate as hedging instruments under ASC Topic 815 are recorded in the consolidated statements of operations in the period in which they occur. Cash flows from derivatives are recognized in the consolidated statements of cash flows in a manner consistent with the recognition of the underlying hedged item.

Revenue Recognition and Costs to Obtain or Fulfill a Contract with a Customer

Revenue recognition:

Revenue is recognized when control of promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

When contracts with customers contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to each distinct performance obligation on a relative SSP basis. The Company determines the SSP by using the price charged for a deliverable when sold separately or uses management's best estimate of SSP for goods or services not sold separately using estimation techniques that maximize observable data points, including: internal factors relevant to its pricing practices such as costs and margin objectives; standalone sales prices of similar products; pricing policies; percentage of the fee charged for a primary product or service relative to a related product or service; and geography.

Sales, usage-based, value added and other taxes are excluded from revenues.

MA Revenue

In the MA segment, products and services offered by the Company include hosted research and data subscriptions, installed and hosted software subscriptions, perpetual installed software licenses and related maintenance, or PCS, and professional services. Subscription and PCS contracts are generally invoiced in advance of the contractual coverage period, which is principally one year, but can range from 3-5 years. Professional services are invoiced as those services are provided. Payment terms and conditions vary by contract type, but primarily include a requirement of payment within 30 to 60 days.

Revenue from research, data and other hosted subscriptions is recognized ratably over the related subscription period as MA's performance obligation to provide access to these products is progressively fulfilled over the stated term of the contract. A large portion of these services are invoiced in the months of November, December and January.

Revenue from installed software subscriptions, which includes PCS, is bifurcated into a software license performance obligation and a PCS performance obligation, which follow the patterns of recognition described above, except for those installed subscriptions where the software license and PCS performance obligations were determined to be incapable of being distinct from each other in accordance with ASC 606-10-25-19 and ASC 606-10-25-20. In such instances, revenue is recognized over time. Revenue from the sale of a software license, when considered distinct from the related software implementation services, is generally recognized at the time the product master or first copy is delivered or transferred to the customer. PCS is generally recognized ratably over the contractual period commencing when the software license is fully delivered.

For implementation services and other service projects for which fees are fixed, the Company determined progress towards completion is most accurately measured on a percentage-of-completion basis (input method) as this approach utilizes the most directly observable data points and is therefore used to recognize the related revenue. For implementation services where price varies based on time expended, a time-based measure of progress towards completion of the performance obligation is utilized.

Revenue from professional services rendered is generally recognized over time as the services are performed.

Products and services offered within the MA segment are sold either stand-alone or together in various combinations. In instances where an arrangement contains multiple performance obligations, the Company accounts for the individual performance obligations separately if they are considered distinct. Revenue is generally allocated to all performance obligations based upon the relative SSP at contract inception. For certain performance obligations, judgment is required to determine the SSP. Revenue is recognized for each performance obligation based upon the conditions for revenue recognition noted above.

In the MA segment, customers usually pay a fixed fee for the products and services based on signed contracts. However, accounting for variable consideration is applied mainly for: i) estimates for cancellation rights and price concessions and ii) T&M based services.

The Company estimates the variable consideration associated with cancellation rights and price concessions based on the expected amount to be provided to customers and reduces the amount of revenue to be recognized.

MIS Revenue

In the MIS segment, revenue arrangements with multiple elements are generally comprised of two distinct performance obligations, a rating and the related monitoring service. Revenue attributed to ratings of issued securities is generally recognized when the rating is delivered to the issuer. Revenue attributed to monitoring of issuers or issued securities is recognized ratably over the period in which the monitoring is performed, generally one year. In the case of certain structured finance products, primarily CMBS, issuers can elect to pay all of the annual monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods based on the expected lives of the rated securities.

MIS arrangements generally have standard contractual terms for which the stated payments are due at conclusion of the ratings process for ratings and either upfront or in arrears for monitoring services; and are signed by customers either on a per issue basis or at the beginning of the relationship with the customer. In situations when customer fees for an arrangement may be variable, the Company estimates the variable consideration at inception using the expected value method based on analysis of similar contracts in the same line of business, which is constrained based on the Company's assessment of the realization of the adjustment amount.

The Company allocates the transaction price within arrangements that include multiple performance obligations based upon the relative SSP of each service. The SSP for both rating and monitoring services is generally based upon observable selling prices where the rating or monitoring service is sold separately to similar customers.

Costs to Obtain or Fulfill a Contract with a Customer:

Costs to obtain a contract with a customer

Costs incurred to obtain customer contracts, such as sales commissions, are deferred and recorded within other current assets and other assets when such costs are determined to be incremental to obtaining a contract, would not have been incurred otherwise and the Company expects to recover those costs. These costs are amortized to expense on a systematic basis consistent with the transfer of the products or services to the customer. Depending on the line of business to which the contract relates, this may be based upon the average economic life of the products sold or average period for which services are provided, inclusive of anticipated contract renewals. Determining the estimated economic life of the products sold requires judgment with respect to anticipated future technological changes. Costs to obtain customer contracts are only incurred in the MA segment.

Cost to fulfill a contract with a customer

Costs incurred to fulfill customer contracts, are deferred and recorded within other current assets and other assets when such costs relate directly to a contract, generate or enhance resources of the Company that will be used in satisfying performance obligations in the future and the Company expects to recover those costs.

The Company capitalizes royalty costs within the MA segment related to third-party information data providers associated with hosted company information and business intelligence products. These costs are amortized to expense consistent with the recognition pattern of the related revenue over time.

In addition, the Company capitalizes work-in-process costs for in-progress MIS ratings, which is recognized consistent with the rendering of the related services to the customers, as ratings are issued.

Accounts Receivable Allowances

In order to determine an estimate of expected credit losses, receivables are segmented based on similar risk characteristics including historical credit loss patterns to calculate reserve rates. The Company uses an aging method for developing its allowance for credit losses by which receivable balances are stratified based on aging category. A reserve rate is calculated for each aging category which is generally based on historical information, and is adjusted, when necessary, for current conditions (e.g., macroeconomic or industry related). The Company also considers customer specific information (e.g., bankruptcy or financial difficulty) when estimating its expected credit losses, as well as the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Expected credit losses are reflected as additions to the accounts receivable allowance. Actual uncollectible account write-offs are recorded against the allowance.

Leases

The Company has operating leases, which substantially all relate to the lease of office space. The Company's leases which are classified as finance leases are not material to the consolidated financial statements.

The Company determines if an arrangement meets the definition of a lease at contract inception. The Company recognizes in its consolidated balance sheets a lease liability and an ROU Asset for all leases with a lease term greater than 12 months. In determining the length of the lease term, the Company utilizes judgment in assessing the likelihood of whether it is reasonably certain that it will exercise an option to extend or early-terminate a lease, if such options are provided in the lease agreement.

ROU Assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU Assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As substantially all of the Company's leases do not provide an implicit interest rate, the Company uses its estimated secured incremental borrowing rates at the lease commencement date in determining the present value of lease payments. These secured incremental borrowing rates are attributable to the currency in which the lease is denominated.

At commencement, the Company's initial measurement of the ROU Asset is calculated as the present value of the remaining lease payments (i.e., lease liability), with additive adjustments reflecting: initial direct costs (e.g., broker commissions) and prepaid lease payments (if any); and reduced by any lease incentives provided by the lessor if: (i) received before lease commencement or (ii) receipt of the lease incentive is contingent upon future events for which the occurrence is both probable and within the Company's control.

Lease expense for minimum operating lease payments is recognized on a straight-line basis over the lease term. This straight-line lease expense represents a single lease cost which is comprised of both an interest accretion component relating to the lease liability and amortization of the ROU Assets. The Company records this single lease cost in SG&A expenses. However, in situations where an operating lease ROU Asset has been impaired, the subsequent amortization of the ROU Asset is then recorded on a straight-line basis over the remaining lease term and is combined with accretion expense on the lease liability to result in single operating lease cost (which subsequent to impairment will no longer follow a straight-line recognition pattern).

The Company has lease agreements which include lease and non-lease components. For the Company's office space leases, the lease components (e.g., fixed rent payments) and non-lease components (e.g., fixed common-area maintenance costs) are combined and accounted for as a single lease component.

Variable lease payments (e.g., variable common-area-maintenance costs) are only included in the initial measurement of the lease liability to the extent those payments depend on an index or a rate. Variable lease payments not included in the lease liability are recognized in net income in the period in which the obligation for those payments is incurred.

Contingencies

Moody's is involved in legal and tax proceedings, governmental, regulatory and legislative investigations and inquiries, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, the Company records liabilities in the consolidated financial statements when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated and periodically adjusts these as appropriate. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued unless some higher amount within the range is a better estimate than another amount within the range. In instances when a loss is reasonably possible but uncertainties exist related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if material. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. Moody's also discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

In view of the inherent difficulty of assessing the potential outcome of legal proceedings, governmental, regulatory and legislative investigations and inquiries, claims and litigation and similar matters and contingencies, particularly when the claimants seek large or indeterminate damages or assert novel legal theories or the matters involve a large number of parties, the Company often cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also may be unable to predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve any pending matters progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition and to accrue for and disclose such matters as and when required. However, because such matters are inherently unpredictable and unfavorable developments or resolutions can occur, the ultimate outcome of such matters, including the amount of any loss, may differ from those estimates.

Operating Expenses

Operating expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities. Operating expenses are charged to income as incurred.

Selling, General and Administrative Expenses

SG&A expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales. They also include items such as office rent, business insurance and professional fees. SG&A expenses are charged to income as incurred.

Foreign Currency Translation

For all operations outside the U.S. where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these foreign operations, currency translation adjustments are recorded to other comprehensive income.

Comprehensive Income

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including: foreign currency translation impacts; net actuarial gains and losses and net prior service costs related to pension and other retirement plans; and gains and losses on derivative instruments designated as net investment hedges or cash flow hedges. Comprehensive income items, including cumulative translation adjustments of entities that are less-than-wholly-owned subsidiaries, will be reclassified to noncontrolling interests and thereby, adjusting AOCI(L) proportionately in accordance with the percentage of ownership interest of the non-controlling shareholder. Additionally, the Company reclassifies the income tax effects from AOCI(L) at such time as the earnings or loss of the related activity are recognized in earnings.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740. Therefore, income tax expense is based on reported income before income taxes and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company classifies interest related to unrecognized tax benefits as a component of interest expense in its consolidated statements of operations. Penalties are recognized in other non-operating expenses. For UTPs, the Company first determines whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

The Company has provided deferred taxes for those entities whose earnings are not considered indefinitely reinvested.

Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, trade receivables and payables, and certain short-term investments consisting primarily of certificates of deposit and money market deposits, all of which are short-term in nature and, accordingly, approximate fair value.

The Company also invests in mutual funds, which are accounted for as equity securities with readily determinable fair values under ASC Topic 321. The Company measures these investments at fair value with both realized gains and losses and unrealized holding gains and losses for these investments included in net income.

Also, the Company uses derivative instruments to manage certain financial exposures that occur in the normal course of business. These derivative instruments are carried at fair value in the Company's consolidated balance sheets.

Fair value is defined by the ASC Topic 820 as the price that would be received from selling an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The determination of this fair value is based on the principal or most advantageous market in which the Company could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

Level 1: quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

Level 2: inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments, trade receivables and derivatives.

For cash and cash equivalents, short-term investments and derivatives, the Company manages its credit exposure by limiting the amount of counterparty risk with any particular financial institution; limits are assigned to each counterparty based on perceived quality of credit and are monitored daily. Cash equivalents are held among various money market deposit accounts, money market funds, and certificates of deposits as of December 31, 2025 and 2024. Short-term investments primarily consist of certificates of deposit as of December 31, 2025 and 2024. Derivatives primarily consist of foreign exchange forwards or swap contracts (interest rate swaps and cross-currency swaps) as of December 31, 2025 and 2024. For trade receivables, no customer accounted for 10% or more of accounts receivable at December 31, 2025 or 2024.

Earnings per Share of Common Stock

Basic shares outstanding is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted shares outstanding is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding and dilutive during the reporting period.

Pension and Other Retirement Benefits

Moody's maintains various noncontributory DBPPs as well as other contributory and noncontributory retirement plans. The expense and assets/liabilities that the Company reports for its pension and other retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions represent the Company's best estimates and may vary by plan. The differences between the assumptions for the expected long-term rate of return on plan assets and actual experience is spread over a five-year period to the market-related value of plan assets, which is used in determining the expected return on assets component of annual pension expense. All other actuarial gains and losses are generally deferred and amortized over the estimated average future working life of active plan participants.

The Company recognizes as an asset or liability in its consolidated balance sheet the funded status of its defined benefit retirement plans, measured on a plan-by-plan basis. Changes in the funded status due to actuarial gains/losses are recorded as part of other comprehensive income during the period the changes occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU No. 2024-03"). The amendments in this ASU require more detailed disclosures about specific expense categories in the notes to financial statements (including employee compensation, depreciation and intangible asset amortization) and apply to both interim and annual reporting periods. ASU No. 2024-03 also requires disclosure of total selling expenses for both interim and annual reporting periods, with an additional requirement to provide an entity's definition of selling expenses in annual reporting. This ASU is effective in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively for annual and interim reporting periods beginning after the aforementioned effective dates or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06 "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU No. 2025-06"). This ASU eliminates prescriptive software development stages and requires capitalization of software costs when (1) management commits to funding the project, and (2) completion and intended use are probable, with consideration to when significant uncertainty associated with the development activities of the software no longer exists. This ASU also clarifies the disclosure requirements for internal-use software costs and supersedes prior guidance on website development costs. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. Entities may transition using prospective, modified prospective, or retrospective approaches. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3   REVENUES

Revenue by Category

The following table presents the Company's revenues disaggregated by LOB:

	Year Ended December 31,		
	2025	**2024**	**2023**
MA:			
Decision Solutions (DS)			
Banking	$ 569	$ 551	$ 521
Insurance	685	598	550
KYC	438	367	312
Total DS	1,692	1,516	1,383
Research and Insights (R&I)	995	926	884
Data and Information (D&I)	912	853	789
Total external revenue	3,599	3,295	3,056
Intersegment revenue	12	13	13
Total MA	3,611	3,308	3,069
MIS:			
Corporate finance (CFG)			
Investment-grade	573	488	335
High-yield	324	285	150
Bank loans	503	527	292
Other accounts [1]	732	650	627
Total CFG	2,132	1,950	1,404
Structured finance (SFG)			
Asset-backed securities	142	130	121
RMBS	111	98	92
CMBS	99	94	60
Structured credit	202	193	129
Other accounts (SFG)	4	3	3
Total SFG	558	518	405
Financial institutions (FIG)			
Banking	500	450	378
Insurance	186	214	123
Managed investments	59	49	32
Other accounts (FIG)	14	14	12
Total FIG	759	727	545
Public, project and infrastructure finance (PPIF)			
Public finance / sovereign	275	240	205
Project and infrastructure	360	324	271
Total PPIF	635	564	476
Total ratings revenue	4,084	3,759	2,830
MIS Other	35	34	30
Total external revenue	4,119	3,793	2,860
Intersegment royalty	198	193	186
Total MIS	4,317	3,986	3,046
Eliminations	(210)	(206)	(199)
Total MCO	$ 7,718	$ 7,088	$ 5,916

[1]   Other includes: recurring monitoring fees of a rated debt obligation and/or entities that issue such obligations as well as fees from programs such as commercial paper, medium term notes, and ICRA corporate finance revenue.

The following table presents the Company's revenues disaggregated by LOB and geographic area:

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
MA:									
Decision Solutions	$ 674	$ 1,018	$ 1,692	$ 570	$ 946	$ 1,516	$ 550	$ 833	$ 1,383
Research and Insights	547	448	995	514	412	926	490	394	884
Data and Information	327	585	912	306	547	853	281	508	789
Total MA	1,548	2,051	3,599	1,390	1,905	3,295	1,321	1,735	3,056
MIS:									
Corporate finance	1,427	705	2,132	1,333	617	1,950	952	452	1,404
Structured finance	396	162	558	368	150	518	252	153	405
Financial institutions	384	375	759	386	341	727	253	292	545
Public, project and infrastructure finance	416	219	635	359	205	564	292	184	476
Total ratings revenue	2,623	1,461	4,084	2,446	1,313	3,759	1,749	1,081	2,830
MIS Other	—	35	35	—	34	34	1	29	30
Total MIS	2,623	1,496	4,119	2,446	1,347	3,793	1,750	1,110	2,860
Total MCO	$ 4,171	$ 3,547	$ 7,718	$ 3,836	$ 3,252	$ 7,088	$ 3,071	$ 2,845	$ 5,916

The following table presents the Company's reportable segment revenues disaggregated by segment and geographic region:

	Year Ended December 31,		
	2025	2024	2023
MA:			
U.S.	$ 1,548	$ 1,390	$ 1,321
Non-U.S.:			
EMEA	1,406	1,306	1,207
Asia-Pacific	374	345	299
Americas	271	254	229
Total Non-U.S.	2,051	1,905	1,735
Total MA	3,599	3,295	3,056
MIS:			
U.S.	2,623	2,446	1,750
Non-U.S.:			
EMEA	970	868	679
Asia-Pacific	325	284	271
Americas	201	195	160
Total Non-U.S.	1,496	1,347	1,110
Total MIS	4,119	3,793	2,860
Total MCO	$ 7,718	$ 7,088	$ 5,916

The following table summarizes the split between transaction and recurring revenue:

	Year Ended December 31,								
	2025			**2024**			**2023**		
	Transaction	**Recurring**	**Total**	**Transaction**	**Recurring**	**Total**	**Transaction**	**Recurring**	**Total**
Decision Solutions									
Banking	$ 93	$ 476	$ 569	$ 113	$ 438	$ 551	$ 126	$ 395	$ 521
	16 %	84 %	100 %	21 %	79 %	100 %	24 %	76 %	100 %
Insurance	$ 21	$ 664	$ 685	$ 26	$ 572	$ 598	$ 47	$ 503	$ 550
	3 %	97 %	100 %	4 %	96 %	100 %	9 %	91 %	100 %
KYC	$ 3	$ 435	$ 438	$ 7	$ 360	$ 367	$ 5	$ 307	$ 312
	1 %	99 %	100 %	2 %	98 %	100 %	2 %	98 %	100 %
Total Decision Solutions	$ 117	$ 1,575	$1,692	$ 146	$ 1,370	$1,516	$ 178	$ 1,205	$1,383
	7 %	93 %	100 %	10 %	90 %	100 %	13 %	87 %	100 %
Research and Insights	$ 12	$ 983	$ 995	$ 12	$ 914	$ 926	$ 14	$ 870	$ 884
	1 %	99 %	100 %	1 %	99 %	100 %	2 %	98 %	100 %
Data and Information	$ 8	$ 904	$ 912	$ 12	$ 841	$ 853	$ 7	$ 782	$ 789
	1 %	99 %	100 %	1 %	99 %	100 %	1 %	99 %	100 %
Total MA [1]	$ 137	$ 3,462	$3,599	$ 170	$ 3,125	$3,295	$ 199	$ 2,857	$3,056
	4 %	96 %	100 %	5 %	95 %	100 %	7 %	93 %	100 %
Corporate Finance	$ 1,559	$ 573	$2,132	$ 1,415	$ 535	$1,950	$ 887	$ 517	$1,404
	73 %	27 %	100 %	73 %	27 %	100 %	63 %	37 %	100 %
Structured Finance	$ 315	$ 243	$ 558	$ 292	$ 226	$ 518	$ 190	$ 215	$ 405
	56 %	44 %	100 %	56 %	44 %	100 %	47 %	53 %	100 %
Financial Institutions	$ 422	$ 337	$ 759	$ 418	$ 309	$ 727	$ 254	$ 291	$ 545
	56 %	44 %	100 %	57 %	43 %	100 %	47 %	53 %	100 %
Public, Project and Infrastructure Finance	$ 438	$ 197	$ 635	$ 384	$ 180	$ 564	$ 301	$ 175	$ 476
	69 %	31 %	100 %	68 %	32 %	100 %	63 %	37 %	100 %
MIS Other	$ 7	$ 28	$ 35	$ 8	$ 26	$ 34	$ 6	$ 24	$ 30
	20 %	80 %	100 %	24 %	76 %	100 %	20 %	80 %	100 %
Total MIS	$ 2,741	$ 1,378	$4,119	$ 2,517	$ 1,276	$3,793	$ 1,638	$ 1,222	$2,860
	67 %	33 %	100 %	66 %	34 %	100 %	57 %	43 %	100 %
Total Moody's Corporation	$ 2,878	$ 4,840	$7,718	$ 2,687	$ 4,401	$7,088	$ 1,837	$ 4,079	$5,916
	37 %	63 %	100 %	38 %	62 %	100 %	31 %	69 %	100 %

[1] Revenue from software implementation services and risk management advisory projects, while classified by management as transactional revenue, is recognized over time under GAAP.

The following table presents the timing of revenue recognition:

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	MA	**MIS**	**Total**	**MA**	**MIS**	**Total**	**MA**	**MIS**	**Total**
Revenue recognized at a point in time	$ 100	$ 2,741	$ 2,841	$ 101	$ 2,517	$ 2,618	$ 102	$ 1,638	$ 1,740
Revenue recognized over time	3,499	1,378	4,877	3,194	1,276	4,470	2,954	1,222	4,176
Total	$ 3,599	$ 4,119	$ 7,718	$ 3,295	$ 3,793	$ 7,088	$ 3,056	$ 2,860	$ 5,916

Unbilled Receivables, Deferred Revenue and Remaining Performance Obligations

Unbilled receivables

For certain MA arrangements, the timing of when the Company has the unconditional right to consideration and recognizes revenue occurs prior to invoicing the customer. In addition, certain MIS arrangements contain contractual terms whereby the customers are billed in arrears for annual monitoring services, requiring revenue to be accrued as an unbilled receivable as such services are provided.

The following table presents the Company's unbilled receivables, which are included within accounts receivable, net, at December 31, 2025 and December 31, 2024:

| | As of December 31, 2025 | | As of December 31, 2024 | |
	MA	MIS	MA	MIS
Unbilled Receivables	$ 106	$ 500	$ 122	$ 426

Deferred revenue

The Company recognizes deferred revenue when a contract requires a customer to pay consideration to the Company in advance of when revenue related to that contract is recognized. This deferred revenue is relieved when the Company satisfies the related performance obligation and revenue is recognized.

Significant changes in the deferred revenue balances during the year ended December 31, 2025 are as follows:

| | Year Ended December 31, 2025 | | |
	MA	MIS	Total
Balance at December 31, 2024	$ 1,243	$ 268	$ 1,511
Changes in deferred revenue			
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(1,152)	(220)	(1,372)
Increases due to amounts billable excluding amounts recognized as revenue during the period	1,290	212	1,502
Reclassification to liabilities held-for-sale [1]	(36)	$ —	(36)
Increases due to acquisitions during the period	15		15
Decreases due to divestiture during the period [2]	(26)	$ —	(26)
Effect of exchange rate changes	34	10	44
Total changes in deferred revenue	125	2	127
Balance at December 31, 2025	$ 1,368	$ 270	$ 1,638
Deferred revenue - current	$ 1,366	$ 216	$ 1,582
Deferred revenue - non-current	$ 2	$ 54	$ 56

[1] The 2025 reclassification to liabilities held-for-sale for the MA segment in the table above relates to the planned divestiture of the MA Regulatory Solutions business, more fully discussed in Note 11.

[2] The 2025 divestiture of a business for the MA segment in the table above relates to the divestiture of the MA Learning Solutions Business, more fully discussed in Note 22.

Significant changes in the deferred revenue balances during the year ended December 31, 2024 are as follows:

	Year Ended December 31, 2024		
	MA	MIS	Total
Balance at December 31, 2023	$ 1,111	$ 270	$ 1,381
Changes in deferred revenue			
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(1,044)	(209)	(1,253)
Increases due to amounts billable excluding amounts recognized as revenue during the period	1,200	211	1,411
Increases due to acquisitions during the period	9	—	9
Effect of exchange rate changes	(33)	(4)	(37)
Total changes in deferred revenue	132	(2)	130
Balance at December 31, 2024	$ 1,243	$ 268	$ 1,511
Deferred revenue - current	$ 1,243	$ 211	$ 1,454
Deferred revenue - non-current	$ —	$ 57	$ 57

Significant changes in the deferred revenue balances during the year ended December 31, 2023 are as follows:

	Year Ended December 31, 2023		
	MA	MIS	Total
Balance at December 31, 2022	$ 1,055	$ 278	$ 1,333
Changes in deferred revenue			
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(980)	(211)	(1,191)
Increases due to amounts billable excluding amounts recognized as revenue during the period	1,015	200	1,215
Effect of exchange rate changes	21	3	24
Total changes in deferred revenue	56	(8)	48
Balance at December 31, 2023	$ 1,111	$ 270	$ 1,381
Deferred revenue—current	$ 1,109	$ 207	$ 1,316
Deferred revenue—non-current	$ 2	$ 63	$ 65

For the MA segment, for all periods presented, the increase in deferred revenue was primarily due to organic growth. For the MIS segment, the change in deferred revenue was not significant for all periods presented.

Remaining performance obligations

Remaining performance obligations in the MA segment include both amounts recorded as deferred revenue on the consolidated balance sheet as of December 31, 2025 as well as amounts not yet invoiced to customers as of December 31, 2025, largely reflecting future revenue related to signed multi-year arrangements for hosted and installed subscription-based products. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $4.8 billion. The Company expects to recognize into revenue approximately 55% of this balance within one year, approximately 25% of this balance between one to two years and the remaining amount thereafter.

Remaining performance obligations in the MIS segment largely reflect deferred revenue related to monitoring fees for certain structured finance products, primarily CMBS, where the issuers can elect to pay the monitoring fees for the life of the security in advance. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $85 million. The Company expects to recognize into revenue approximately 25% of this balance within one year, approximately 50% of this balance between one to five years and the remaining amount thereafter. With respect to the remaining performance obligations for the MIS segment, the Company has applied a practical expedient set forth in ASC Topic 606 permitting the omission of unsatisfied performance obligations relating to contracts with an original expected length of one year or less.

Costs to Obtain or Fulfill a Contract with a Customer

MA Costs to Obtain a Contract with a Customer

	As of December 31,	
	2025	**2024**
Capitalized costs to obtain sales contracts	$ 337	$ 294

	Year ended December 31,		
	2025	**2024**	**2023**
Amortization of capitalized costs to obtain sales contracts	$ 117	$ 110	$ 102

Amortization of costs incurred to obtain customer contracts is included within SG&A expenses in the consolidated statements of operations. Costs incurred to obtain customer contracts are only in the MA segment.

MA and MIS Costs to Fulfill a Contract with a Customer

	As of December 31, 2025			As of December 31, 2024		
	MA	**MIS**	**Total**	**MA**	**MIS**	**Total**
Capitalized costs to fulfill sales contracts	$ 44	$ 15	$ 59	$ 39	$ 12	$ 51

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	MA	**MIS**	**Total**	**MA**	**MIS**	**Total**	**MA**	**MIS**	**Total**
Amortization of capitalized costs to fulfill sales contracts	$ 77	$ 51	$ 128	$ 77	$ 43	$ 120	$ 70	$ 44	$ 114

Amortization of costs to fulfill customer contracts is included within operating expenses in the consolidated statements of operations.

NOTE 4   RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic to diluted shares outstanding:

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic	**179.1**	181.8	183.2
Dilutive effect of shares issuable under stock-based compensation plans	**0.8**	0.9	0.8
Diluted	**179.9**	182.7	184.0
Antidilutive options to purchase common shares and restricted stock as well as contingently issuable restricted stock which are excluded from the table above	**0.2**	0.4	0.5

The calculation of basic shares outstanding is based on the weighted average number of shares of common stock outstanding during the reporting period. The calculation of diluted EPS requires certain assumptions regarding the use of both cash proceeds and assumed proceeds that would be received upon the exercise of stock options and vesting of restricted stock outstanding as of December 31, 2025, 2024 and 2023.

NOTE 5   CASH EQUIVALENTS AND INVESTMENTS

The tables below provide additional information on the Company's cash equivalents and investments:

	Cost		Gross Unrealized Gains		Fair Value		Cash and cash equivalents		Short-term investments		Other assets	
							As of December 31, 2025					
							Consolidated Balance Sheet location					
Certificates of deposit and money market deposit accounts/funds [1]	$	1,459	$	—	$	1,459	$	1,393	$	64	$	2
Mutual funds	$	95	$	13	$	108	$	—	$	—	$	108

	Cost		Gross Unrealized Gains		Fair Value		Cash and cash equivalents		Short-term investments		Other assets	
							As of December 31, 2024					
							Consolidated Balance Sheet location					
Certificates of deposit and money market deposit accounts/funds [1]	$	1,911	$	—	$	1,911	$	1,345	$	566	$	—
Mutual funds	$	88	$	10	$	98	$	—	$	—	$	98

[1] Consists of time deposits, money market deposit accounts and money market funds. The remaining contractual maturities for the certificates of deposits classified as short-term investments are 1 month to 12 months at both December 31, 2025 and December 31, 2024. The remaining contractual maturities for the certificates of deposit classified in other assets are 13 months to 22 months at December 31, 2025. Time deposits with a maturity of less than 90 days at time of purchase are classified as cash and cash equivalents.

In addition, the Company is invested in COLI. As of December 31, 2025 and December 31, 2024, the contract value of the COLI was $50 million and $48 million, respectively.

NOTE 6   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to global market risks, including risks from changes in FX rates and changes in interest rates. Accordingly, the Company uses derivatives in certain instances to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for speculative purposes.

Derivatives and non-derivative instruments designated as accounting hedges:

Fair Value Hedges

Interest Rate Swaps

The Company has entered into interest rate swaps to convert the fixed interest rate on certain of its long-term debt to a floating interest rate based on the SOFR. The purpose of these hedges is to mitigate the risk associated with changes in the fair value of the long-term debt, thus the Company has designated these swaps as fair value hedges. The fair value of the swaps is adjusted quarterly with a corresponding adjustment to the carrying value of the debt. The changes in the fair value of the swaps and the underlying hedged item generally offset and the net cash settlements on the swaps are recorded each period within interest expense, net in the Company's consolidated statements of operations.

The following table summarizes the Company's interest rate swaps designated as fair value hedges:

		Notional Amount		Floating Interest Rate
Hedged Item	Nature of Swap	As of December 31, 2025	As of December 31, 2024	
2014 Senior Notes due 2044	Pay Floating/Receive Fixed	$ 300	$ 300	SOFR
2017 Senior Notes due 2028	Pay Floating/Receive Fixed	500	500	SOFR
2018 Senior Notes due 2029	Pay Floating/Receive Fixed	400	400	SOFR
2018 Senior Notes due 2048	Pay Floating/Receive Fixed	300	300	SOFR
2020 Senior Notes due 2025	Pay Floating/Receive Fixed	—	300	SOFR
2022 Senior Notes due 2052	Pay Floating/Receive Fixed	500	500	SOFR
2022 Senior Notes due 2032	Pay Floating/Receive Fixed	250	250	SOFR
Total		$ 2,250	$ 2,550	

Refer to Note 16 for information on the cumulative amount of fair value hedging adjustments included in the carrying amount of the above hedged items.

The following table summarizes the impact to the statements of operations of the Company's interest rate swaps designated as fair value hedges:

		Amount of income (expense) recognized in the Consolidated Statements of Operations		
		Year Ended December 31,		
Total amounts of financial statement line item presented in the statements of operations in which the effects of fair value hedges are recorded		**2025**	**2024**	**2023**
Interest expense, net		**$ (213)**	$ (237)	$ (251)
Description	**Location on Consolidated Statements of Operations**			
Net interest settlements and accruals on interest rate swaps	Interest expense, net	**$ (62)**	$ (96)	$ (89)
Fair value changes on interest rate swaps	Interest expense, net	**$ 85**	$ 14	$ 56
Fair value changes on hedged debt	Interest expense, net	**$ (85)**	$ (14)	$ (56)

Net Investment Hedges

Debt designated as net investment hedges

The Company has designated €500 million of the 2015 Senior Notes Due 2027 and €750 million of the 2019 Senior Notes due 2030 as net investment hedges to mitigate FX exposure related to a portion of the Company's euro net investment in certain foreign subsidiaries against changes in euro/USD exchange rates. These hedges are designated as accounting hedges under the applicable sections of ASC Topic 815 and will end upon the repayment of the notes in 2027 and 2030, respectively, unless terminated early at the discretion of the Company.

Cross currency swaps designated as net investment hedges

The Company enters into cross-currency swaps to mitigate FX exposure related to a portion of the Company's net investment in certain foreign subsidiaries against changes in exchange rates. The following tables provide information on the cross-currency swaps designated as net investment hedges under ASC Topic 815:

December 31, 2025				
	Pay		Receive	
Nature of Swap	**Notional Amount**	**Weighted Average Interest Rate**	**Notional Amount**	**Weighted Average Interest Rate**
Pay Fixed/Receive Fixed	**€ 1,997**	2.48%	**$ 2,114**	3.98%
Pay Floating/Receive Floating	**€ 1,688**	Based on ESTR	**$ 1,750**	Based on SOFR
Pay Fixed/Receive Fixed	**HK$ 3,907**	—%	**$ 500**	0.64%
Pay Fixed/Receive Fixed	**S$ 389**	—%	**HK$ 2,350**	0.62%

December 31, 2024				
	Pay		Receive	
Nature of Swap	**Notional Amount**	**Weighted Average Interest Rate**	**Notional Amount**	**Weighted Average Interest Rate**
Pay Fixed/Receive Fixed	€ 965	2.91%	$ 1,014	4.41%
Pay Floating/Receive Floating	€ 2,138	Based on ESTR	$ 2,250	Based on SOFR

As of December 31, 2025, these hedges will expire and the notional amounts will be settled as follows unless terminated early at the discretion of the Company:

	EUR/USD		HKD/USD		SGD/HKD	
Year Ending December 31,	Notional Amount (Pay)	Notional Amount (Receive)	Notional Amount (Pay)	Notional Amount (Receive)	Notional Amount (Pay)	Notional Amount (Receive)
2027	€ 530	$ 550	HK$ —	$ —	S$ —	HK$ —
2028	588	600	—	—	—	—
2029	573	614	—	—	—	—
2030	662	700	—	—	—	—
2031	481	500	—	—	—	—
2032	481	500	3,907	500	389	2,350
2033	370	400	$ —	$ —	$ —	$ —
Total	€ 3,685	$ 3,864	HK$ 3,907	$ 500	S$ 389	HK$ 2,350

The following table provides information on the gains (losses) on the Company's net investment and cash flow hedges:

	Amount of Gain (Loss) Recognized in AOCL on Derivative, net of Tax			Amount of Gain (Loss) Reclassified from AOCL into Income, net of tax			Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing)		
Derivative and Non-Derivative Instruments in Net Investment Hedging Relationships	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Cross currency swaps	$ (339)	$ 157	$ (97)	$ —	$ —	$ —	$ 62	$ 47	$ 54
Long-term debt	(130)	65	(35)	—	—	—	—	—	—
Total net investment hedges	$ (469)	$ 222	$ (132)	$ —	$ —	$ —	$ 62	$ 47	$ 54
Derivatives in Cash Flow Hedging Relationships									
Cross currency swaps	$ —	$ —	$ —	$ 1	$ —	$ 1	$ —	$ —	$ —
Interest rate contracts	—	—	—	(2)	(2)	(2)	—	—	—
Total cash flow hedges	$ —	$ —	$ —	$ (1)	$ (2)	$ (1)	$ —	$ —	$ —
Total	$ (469)	$ 222	$ (132)	$ (1)	$ (2)	$ (1)	$ 62	$ 47	$ 54

The cumulative amount of net investment hedge and cash flow hedge gains (losses) remaining in AOCL is as follows:

	Cumulative Gains (Losses), net of tax	
	December 31, 2025	December 31, 2024
Net investment hedges		
Cross currency swaps	$ (161)	$ 178
FX forwards	29	29
Long-term debt	(62)	68
Total net investment hedges	(194)	275
Cash flow hedges		
Interest rate contracts	(42)	(43)
Cross currency swaps	1	1
Total cash flow hedges	(41)	(42)
Total net gain in AOCL	$ (235)	$ 233

Derivatives not designated as accounting hedges:

Foreign exchange forwards

The Company also enters into foreign exchange forward contracts to mitigate the change in fair value on certain assets and liabilities denominated in currencies other than a subsidiary's functional currency. These forward contracts are not designated as accounting hedges under the applicable sections of ASC Topic 815. Accordingly, changes in the fair value of these contracts are recognized immediately in other non-operating income, net in the Company's consolidated statements of operations along with the FX gain or loss recognized on the assets and liabilities denominated in a currency other than the subsidiary's functional currency. These contracts have expiration dates at various times through July 2025.

The following table summarizes the notional amounts of the Company's outstanding foreign exchange forwards:

Notional amount of currency pair[(1)]:	December 31, 2025 Sell		December 31, 2025 Buy		December 31, 2024 Sell		December 31, 2024 Buy	
Contracts to sell USD for GBP	$	693	£	522	$	604	£	470
Contracts to sell USD for JPY	$	17	¥	2,700	$	29	¥	4,000
Contracts to sell USD for CAD	$	39	C$	53	$	35	C$	50
Contracts to sell USD for SGD	$	39	S$	50	$	45	S$	59
Contracts to sell USD for EUR	$	107	€	91	$	—	€	—
Contracts to sell USD for INR	$	26	₹	2,400	$	23	₹	1,900
Contracts to sell EUR for USD	€	21	$	25	€	12	$	12

[(1)] € = euro, £ = British pound, S$ = Singapore dollar, $ = U.S. dollar, ¥ = Japanese yen, C$ = Canadian dollar, ₹ = Indian rupee

Total Return Swaps

The Company has entered into total return swaps to mitigate market-driven changes in the value of certain liabilities associated with the Company's deferred compensation plans. The fair value of these swaps at December 31, 2025 and related gains in the year ended December 31, 2025 were not material. The notional amount of the total return swaps at December 31, 2025 and December 31, 2024 was $72 million and $66 million, respectively.

The following table summarizes the impact to the consolidated statements of operations relating to the gains (losses) on the Company's derivatives which are not designated as hedging instruments:

Derivatives not designated as accounting hedges	Location on Consolidated Statements of Operations	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
FX forwards	Other non-operating income, net	$	48	$	(24)	$	15
Total return swaps	Operating expense	$	5	$	5	$	2
Total return swaps	SG&A expense	$	2	$	1	$	1

The table below shows the classification between assets and liabilities on the Company's consolidated balance sheets for the fair value of the derivative instruments as well as the carrying value of its non-derivative debt instruments designated and qualifying as net investment hedges:

		Derivative and Non-derivative Instruments	
	Consolidated Balance Sheet Location	December 31, 2025	December 31, 2024
Assets:			
Derivatives designated as accounting hedges:			
Cross currency swaps designated as net investment hedges	Other assets	$ —	$ 58
Total derivatives designated as accounting hedges		—	58
Derivatives not designated as accounting hedges:			
FX forwards on certain assets and liabilities	Other current assets	9	—
Total assets		$ 9	$ 58
Liabilities:			
Derivatives designated as accounting hedges:			
Interest rate swaps designated as fair value hedges	Accounts payable and accrued liabilities	$ —	$ 3
Cross currency swaps designated as net investment hedges	Other liabilities	456	26
Interest rate swaps designated as fair value hedges	Other liabilities	84	166
Total derivatives designated as accounting hedges		540	195
Non-derivatives designated as accounting hedges:			
Long-term debt designated as net investment hedge	Long-term debt	1,468	1,294
Derivatives not designated as accounting hedges:			
FX forwards on certain assets and liabilities	Accounts payable and accrued liabilities	—	21
Total liabilities		$ 2,008	$ 1,510

NOTE 7   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,	
	2025	2024
Office and computer equipment (3 - 10 year estimated useful life)	$ 322	$ 400
Office furniture and fixtures (3 - 10 year estimated useful life)	58	57
Internal-use computer software (1 - 10 year estimated useful life)	1,649	1,417
Leasehold improvements and building (4 - 20 year estimated useful life)	265	235
Total property and equipment, at cost	2,294	2,109
Less: accumulated depreciation and amortization	(1,572)	(1,453)
Total property and equipment, net	$ 722	$ 656

The increase in internal-use computer software in the table above primarily relates to capitalized software development costs pursuant to MA's strategic shift to cloud-based solutions. Depreciation and amortization expense related to the above assets for the years ended December 31, 2025, 2024, and 2023 was $265 million, $233 million, and $175 million, respectively, of which $211 million, $180 million, and $121 million, respectively, related to amortization of internal-use computer software. The amounts for the year ended December 31, 2025 exclude incremental amortization expense of $3 million due to a reduction in the useful life of the internal-use software assets pursuant to the Strategic and Operational Efficiency Restructuring Program, which is included within restructuring expense on the consolidated statement of operations, as more fully discussed in Note 9. The amounts for the year ended December 31, 2024 exclude incremental amortization expense of $26 million associated with internal-use computer software which is presented within charges related to asset abandonment on the consolidated statement of operations, as more fully discussed in Note 22.

On a weighted-average basis, Moody's internal-use computer software has an estimated useful life of approximately 4.4 years.

NOTE 8   GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

The following tables summarize the activity in goodwill:

	Year Ended December 31, 2025								
	MA			**MIS**			**Consolidated**		
	Gross goodwill	Accumulated impairment charge	Net goodwill	Gross goodwill	Accumulated impairment charge	Net goodwill	Gross goodwill	Accumulated impairment charge	Net goodwill
Balance at beginning of year	$ 5,626	$ (12)	$ 5,614	$ 380	$ —	$ 380	$ 6,006	$ (12)	$ 5,994
Additions/ adjustments [1]	135	—	135	8	—	8	143	—	143
Foreign currency translation adjustments	334	—	334	(5)	—	(5)	329	—	329
Reclassification to assets held-for-sale [2]	(89)	—	(89)	—	—	—	(89)	—	(89)
Divestiture of business [3]	(9)	—	(9)	—	—	—	(9)	—	(9)
Ending Balance	$ 5,997	$ (12)	$ 5,985	$ 383	$ —	$ 383	$ 6,380	$ (12)	$ 6,368

	Year Ended December 31, 2024								
	MA			**MIS**			**Consolidated**		
	Gross goodwill	Accumulated impairment charge	Net goodwill	Gross goodwill	Accumulated impairment charge	Net goodwill	Gross goodwill	Accumulated impairment charge	Net goodwill
Balance at beginning of year	$ 5,681	$ (12)	$ 5,669	$ 287	$ —	$ 287	$ 5,968	$ (12)	$ 5,956
Additions/ adjustments [4]	112	—	112	97	—	97	209	—	209
Foreign currency translation adjustments	(167)	—	(167)	(4)	—	(4)	(171)	—	(171)
Ending balance	$ 5,626	$ (12)	$ 5,614	$ 380	$ —	$ 380	$ 6,006	$ (12)	$ 5,994

[1]   The 2025 additions/adjustments primarily relate to the acquisition of CAPE Analytics and ICR Chile in 2025.

[2]   The 2025 reclassification to assets held-for-sale for the MA segment in the table above relates to the planned divestiture of the MA Regulatory Solutions business, more fully discussed in Note 11.

[3]   The 2025 divestiture of business for the MA segment in the table above relates to the divestiture of the MA Learning Solutions Business, more fully discussed in Note 22.

[4]   The 2024 additions/adjustments primarily relate to acquisitions in 2024 (most notably GCR, Numerated and Praedicat).

Acquired intangible assets and related accumulated amortization consisted of:

	December 31,	
	2025	**2024**
Customer relationships	$ **2,165**	$ 2,035
Accumulated amortization	**(724)**	(631)
Net customer relationships	**1,441**	1,404
Software/product technology	**774**	695
Accumulated amortization	**(526)**	(419)
Net software/product technology	**248**	276
Database	**164**	166
Accumulated amortization	**(103)**	(89)
Net database	**61**	77
Trade names	**201**	199
Accumulated amortization	**(96)**	(83)
Net trade names	**105**	116
Other [1]	**64**	67
Accumulated amortization	**(53)**	(50)
Net other	**11**	17
Total	$ **1,866**	$ 1,890

[1] Other intangible assets primarily consist of trade secrets, covenants not to compete, and acquired ratings methodologies and models.

Amortization expense relating to acquired intangible assets is as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Amortization expense [1]	$ **215**	$ 198	$ 198

[1] Amount for the year ended December 31, 2024 excludes incremental amortization expense of $5 million associated with amortizable intangible assets which is presented within charges related to asset abandonment on the consolidated statement of operations, as more fully discussed in Note 22 to the consolidated financial statements.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ending December 31,	
2026	$ 207
2027	195
2028	182
2029	150
2030	126
Thereafter	1,006
Total estimated future amortization	$ **1,866**

NOTE 9 RESTRUCTURING

On December 19, 2024, the CEO of Moody's approved the Strategic and Operational Efficiency Restructuring Program. The Company estimates that upon completion, the program will result in annualized savings of $250 million to $300 million. This program relates to the Company's strategy to realign its operations toward high priority growth areas and to consolidate certain functions to simplify the organization to enable improved operating efficiency and leverage. This program will primarily include a reduction in staff, the rationalization and exit of certain leased office spaces and the retirement of certain legacy software applications. The program includes $210 million to $230 million of expected pre-tax personnel-related restructuring charges, an amount that includes severance costs (primarily determined under the Company's existing severance plans), expense related to the modification of equity awards and other related costs. In addition, the program is expected to result in approximately $5 million of non-cash charges from the exit from certain leased office spaces and $10 million to $15 million of non-cash charges related to incremental amortization of internally developed software due to a reduction in the useful life of the software assets. The savings generated from the Strategic and Operational Efficiency Restructuring Program are expected to strengthen the Company's operating margin, with a portion being deployed to support strategic investments. The Strategic and Operational Efficiency Restructuring Program is expected to be substantially complete by the end of 2026. Cash outlays associated with this program are expected to be $210 million to $230 million, which are expected to be paid through 2027.

On June 30, 2022, the CEO of Moody's approved the 2022 - 2023 Geolocation Restructuring Program. This program related to the Company's post-COVID-19 geolocation strategy and other strategic initiatives and included the rationalization and exit of certain leased office spaces and a reduction in staff, including the relocation of certain job functions. Cumulative charges related to this program are shown in the table below. The savings generated from the 2022 - 2023 Geolocation Restructuring Program strengthened the Company's operating margin, with a portion being deployed to support strategic investments, including the Company's workplace of the future program and employee retention initiatives. The 2022 - 2023 Geolocation Restructuring Program was substantially complete at the end of 2023.

Total expenses included in the accompanying consolidated statements of operations related to the aforementioned restructuring programs are outlined below:

	Year ended December 31,			Cumulative expense incurred
	2025	2024	2023	
2022 - 2023 Geolocation Restructuring Program				
Employee Termination Costs [1]	$ —	$ 14	$ 51	$ 151
Real Estate Related Costs [2]	—	—	36	63
Total 2022-2023 Geolocation Restructuring Program Costs	$ —	$ 14	$ 87	$ 214
Strategic and Operational Efficiency Restructuring Program				
Employee Termination Costs [1]	$ 101	$ 45	$ —	$ 146
Real Estate Related Costs [3]	4	—	—	4
Internally developed software-related charges [4]	3	—	—	3
Total Strategic and Operational Efficiency Restructuring Program Costs	$ 108	$ 45	$ —	$ 153
Total Restructuring	$ 108	$ 59	$ 87	

[1] Primarily includes severance costs, expense related to the modification of equity awards and professional service fees related to execution of the restructuring program.

[2] For the year ended December 31, 2023, primarily includes ROU Asset impairment charges. The fair value of the impaired assets was determined by utilizing the present value of the estimated future cash flows attributable to the assets. The fair value of those assets subsequent to the impairment for the year ended December 31, 2023 was $4 million and was categorized as Level 3 within the ASC Topic 820 fair value hierarchy.

[3] Includes the incremental amortization in the period of ROU Assets that have been abandoned or for which abandonment is planned in future periods.

[4] Includes the incremental amortization in the period relating to a change in estimated useful lives for certain internally developed software that has been abandoned or for which abandonment is planned in future periods.

Changes to the restructuring liability for the aforementioned restructuring programs were as follows:

	2025	2024	2023
Balance as of January 1	$ 47	$ 36	$ 64
2022 - 2023 Geolocation Restructuring Program:			
Cost incurred and adjustments	(1)	14	51
Cash payments	(7)	(42)	(79)
Strategic and Operational Efficiency Restructuring Program:			
Cost incurred and adjustments	99	44	—
Cash payments	(97)	(5)	—
Balance as of December 31 [1]	$ 41	$ 47	$ 36

[1] Restructuring liability is primarily comprised of employee termination costs and other severance-related charges.

As of December 31, 2025, substantially all of the remaining $41 million restructuring liability is expected to be paid out in 2026.

NOTE 10   FAIR VALUE

The tables below present information about items that are carried at fair value at December 31, 2025 and 2024:

Description	Fair value Measurement as of December 31, 2025		
	Balance	Level 1	Level 2
Assets:			
Derivatives [1]	$ 9	$ —	$ 9
Money market funds/mutual funds	113	113	—
Total	$ 122	$ 113	$ 9
Liabilities:			
Derivatives [1]	$ 540	$ —	$ 540
Total	$ 540	$ —	$ 540

Description	Fair Value Measurement as of December 31, 2024		
	Balance	Level 1	Level 2
Assets:			
Derivatives [1]	$ 58	$ —	$ 58
Money market funds/mutual funds	108	108	—
Total	$ 166	$ 108	$ 58
Liabilities:			
Derivatives [1]	$ 216	$ —	$ 216
Total	$ 216	$ —	$ 216

[1]   Represents fair value of certain derivative contracts as more fully described in Note 6 to the consolidated financial statements.

The following are descriptions of the methodologies utilized by the Company to estimate the fair value of its derivative contracts, money market mutual funds and mutual funds:

Derivatives:

In determining the fair value of the derivative contracts in the tables above, the Company utilizes industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using spot rates, forward points, currency volatilities, interest rates as well as the risk of non-performance of the Company and the counterparties with whom it has derivative contracts. The Company established strict counterparty credit guidelines and only enters into transactions with financial institutions that adhere to these guidelines. Accordingly, the risk of counterparty default is deemed to be minimal.

Money market funds and mutual funds:

The money market funds and mutual funds in the tables above are deemed to be equity securities with readily determinable fair values with changes in fair value recognized through net income under ASC Topic 321. The fair value of these instruments is determined using Level 1 inputs as defined in the ASC Topic 820.

NOTE 11   OTHER BALANCE SHEET INFORMATION

The following tables contain additional detail related to certain balance sheet captions:

Other current assets:	December 31, 2025	December 31, 2024
Prepaid taxes	$ 139	$ 81
Prepaid expenses	184	179
Capitalized costs to obtain and fulfill sales contracts	143	131
Foreign exchange forwards on certain assets and liabilities	9	—
Interest receivable on interest rate and cross currency swaps	95	77
Assets held for sale	98	—
Other	46	47
Total other current assets	$ 714	$ 515

Other assets:	December 31, 2025	December 31, 2024
Investments in non-consolidated affiliates	$ 489	$ 465
Deposits for real-estate leases	16	15
Indemnification assets related to acquisitions	35	109
Mutual funds, certificates of deposit and money market deposit accounts/funds	110	98
Company owned life insurance (at contract value)	50	48
Capitalized costs to obtain sales contracts	253	214
Derivative instruments designated as accounting hedges	—	58
Pension and other retirement employee benefits	74	60
Other	74	99
Total other assets	$ 1,101	$ 1,166

Accounts payable and accrued liabilities:	December 31, 2025	December 31, 2024
Benefits and payroll taxes	$ 126	$ 133
Incentive compensation	390	452
Customer credits, advanced payments and advanced billings	163	142
Dividends	8	32
Professional service fees	49	38
Interest accrued on debt	86	92
Accounts payable	62	53
Income taxes	146	144
Pension and other retirement employee benefits	9	11
Accrued royalties	20	25
FX forwards on certain assets and liabilities	—	21
Restructuring liability	41	46
Derivative instruments designated as accounting hedges	—	3
Interest payable on interest rate and cross currency swaps	66	60
Liabilities held for sale	36	—
Other	102	92
Total accounts payable and accrued liabilities	$ 1,304	$ 1,344

	December 31,		
	2025		2024
Other liabilities:			
Pension and other retirement employee benefits	$ **216**	$	195
Interest accrued on UTPs	**43**		47
MAKS indemnification provisions	**19**		19
Income tax liability – non-current portion	**—**		12
Derivative instruments designated as accounting hedges	**540**		192
Other	**41**		52
Total other liabilities	$ **859**	$	517

Assets and Liabilities Held-for-Sale:

In December 2025, the Company entered into an agreement to sell the MA Regulatory Solutions business. As of December 31, 2025, the assets and liabilities related to this business are classified as held-for-sale. The Company expects the transaction to close during the first half of 2026.

Investments in non-consolidated affiliates:

The following table provides additional detail regarding Moody's investments in non-consolidated affiliates, as included in other assets in the consolidated balance sheets:

	December 31,		
	2025		2024
Equity method investments [1]	$ **121**	$	127
Investments measured using the measurement alternative [2]	**350**		328
Other	**18**		10
Total investments in non-consolidated affiliates	$ **489**	$	465

[1] Equity securities in which the Company has significant influence over the investee but does not have a controlling financial interest in accordance with ASC Topic 323.

[2] Equity securities without readily determinable fair value for which the Company has elected to apply the measurement alternative in accordance with ASC Topic 321, which is more fully discussed in Note 2.

Moody's holds various investments accounted for under the equity method, the most significant of which is the Company's minority investment in CCXI. Moody's also holds various investments measured using the measurement alternative, the most significant of which is the Company's minority interest in BitSight.

Refer to Note 22 for disclosure on earnings from non-consolidated affiliates, which are included within other non-operating income, net.

NOTE 12   COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

The amounts reclassified out of AOCL, as shown in the consolidated statements of comprehensive income, were not material for all periods presented.

The following tables show changes in AOCL by component (net of tax):

	Year Ended December 31, 2025				
	Pension and Other Retirement Benefits	**Gains (Losses) on Cash Flow Hedges**	**Foreign Currency Translation Adjustments**	**Net Investment Hedges**	**Total**
Balance at December 31, 2024	$ (39)	$ (42)	$ (832)	$ 275	$ (638)
Other comprehensive income (loss) before reclassifications	7	—	601	(469)	139
Amounts reclassified from AOCL	(2)	1	—	—	(1)
Other comprehensive income (loss)	5	1	601	(469)	138
Balance at December 31, 2025	$ (34)	$ (41)	$ (231)	$ (194)	$ (500)

	Year Ended December 31, 2024				
	Pension and Other Retirement Benefits	Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Investment Hedges	Total
Balance at December 31, 2023	$ (56)	$ (44)	$ (520)	$ 53	$ (567)
Other comprehensive income (loss) before reclassifications	19	—	(312)	222	(71)
Amounts reclassified from AOCL	(2)	2	—	—	—
Other comprehensive income (loss)	17	2	(312)	222	(71)
Balance at December 31, 2024	$ (39)	$ (42)	$ (832)	$ 275	$ (638)

	Year Ended December 31, 2023				
	Pension and Other Retirement Benefits	Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Net Investment Hedges	Total
Balance at December 31, 2022	$ (47)	$ (45)	$ (736)	$ 185	$ (643)
Other comprehensive income (loss) before reclassifications	(6)	—	216	(132)	78
Amounts reclassified from AOCL	(3)	1	—	—	(2)
Other comprehensive income (loss)	(9)	1	216	(132)	76
Balance at December 31, 2023	$ (56)	$ (44)	$ (520)	$ 53	$ (567)

NOTE 13   PENSION AND OTHER RETIREMENT BENEFITS

U.S. Plans

Moody's maintains funded and unfunded noncontributory DBPPs. The DBPPs provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The retirement healthcare plans are contributory; the life insurance plans are noncontributory. Moody's funded and unfunded U.S. pension plans, the U.S. retirement healthcare plans and the U.S. retirement life insurance plans are collectively referred to herein as the "Retirement Plans." The U.S. retirement healthcare plans and the U.S. retirement life insurance plans are collectively referred to herein as the "Other Retirement Plans."

Through 2007, substantially all U.S. employees were eligible to participate in the Company's DBPPs. Effective January 1, 2008, the Company no longer offers DBPPs to U.S. employees hired or rehired on or after January 1, 2008, and new hires in the U.S. instead will receive a retirement contribution in similar benefit value under the Company's Profit Participation Plan. Current participants of the Company's Retirement Plans and Other Retirement Plans continue to accrue benefits based on existing plan benefit formulas.

The following is a summary of changes in benefit obligations and fair value of plan assets for the Retirement Plans for the years ended December 31:

	Pension Plans		Other Retirement Plans	
	2025	2024	2025	2024
Change in benefit obligation:				
Benefit obligation, beginning of the period	$ (464)	$ (484)	$ (42)	$ (42)
Service cost	(10)	(10)	(3)	(3)
Interest cost	(25)	(22)	(2)	(2)
Plan participants' contributions	—	—	(2)	(2)
Benefits paid	21	24	4	3
Actuarial (loss) gain	(3)	—	2	—
Assumption changes	(11)	28	(1)	4
Benefit obligation, end of the period	$ (492)	$ (464)	$ (44)	$ (42)
Change in plan assets:				
Fair value of plan assets, beginning of the period	$ 460	$ 449	$ —	$ —
Actual return on plan assets	55	24	—	—
Benefits paid	(21)	(24)	(3)	(3)
Employer contributions	6	11	1	1
Plan participants' contributions	—	—	2	2
Fair value of plan assets, end of the period	$ 500	$ 460	$ —	$ —
Funded status of the plans	$ 8	$ (4)	$ (44)	$ (42)
Amounts recorded on the consolidated balance sheets:				
Pension and retirement benefits asset – non current	$ 75	$ 60	$ —	$ —
Pension and retirement benefits liability – current	(7)	(8)	(2)	(2)
Pension and retirement benefits liability – non current	(60)	(56)	(42)	(40)
Net amount recognized	$ 8	$ (4)	$ (44)	$ (42)
Accumulated benefit obligation, end of the period	$ (464)	$ (436)		

The net increase in the pension benefit obligation from assumption changes in 2025 primarily resulted from a decrease to the discount rates used to measure the obligation. The net decrease in the pension benefit obligation from assumption changes and actuarial losses in 2024 primarily resulted from increase to the discount rates used to measure the obligation.

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2025	2024
Aggregate projected benefit obligation	$ 68	$ 65
Aggregate accumulated benefit obligation	$ 60	$ 57

The following table summarizes the pre-tax net actuarial losses and prior service costs recognized in AOCL for the Company's Retirement Plans as of December 31:

	Pension Plans		Other Retirement Plans	
	2025	2024	2025	2024
Net actuarial gains (losses)	$ (53)	$ (61)	$ 13	$ 13
Net prior service credits	—	1	—	—
Total recognized in AOCL – pre-tax	$ (53)	$ (60)	$ 13	$ 13

Net periodic pension expenses (income) recognized for the Retirement Plans are as follows for the years ended December 31:

	Pension Plans			Other Retirement Plans		
	2025	2024	2023	2025	2024	2023
Components of net periodic expense (income)						
Service cost	$ 10	$ 10	$ 11	$ 3	$ 3	$ 3
Interest cost	25	22	22	2	2	2
Expected return on plan assets	(33)	(30)	(32)	—	—	—
Amortization of net actuarial (gains) losses and prior service credits from earlier periods	(1)	—	(1)	(1)	(1)	(1)
(Gain) loss on settlement of pension obligations	—	(1)	(2)	—	—	—
Net periodic expense (income)	$ 1	$ 1	$ (2)	$ 4	$ 4	$ 4

The following table summarizes the pre-tax amounts recorded in OCI related to the Company's Retirement Plans for the years ended December 31:

	Pension Plans			Other Retirement Plans		
	2025	2024	2023	2025	2024	2023
Amortization of net actuarial (gains) losses and prior service credit	$ (1)	$ (1)	$ (1)	$ (1)	$ (1)	$ (1)
(Gain) loss on settlement of pension obligations	—	(1)	(2)	—	—	—
Net actuarial gain (loss) arising during the period	8	22	(3)	1	4	1
Total recognized in OCI – pre-tax	$ 7	$ 20	$ (6)	$ —	$ 3	$ —

ADDITIONAL INFORMATION:

Assumptions—Retirement Plans

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Retirement Plans	
	2025	2024	2025	2024
Discount rate	5.24 %	5.43 %	5.30 %	5.40 %
Rate of compensation increase	3.10 %	3.60 %	—	—
Cash balance plan interest crediting rate	4.71 %	4.78 %	—	—

Weighted-average assumptions used to determine net periodic benefit expense for years ended December 31:

	Pension Plans			Other Retirement Plans		
	2025	2024	2023	2025	2024	2023
Discount rate	5.43 %	4.73 %	4.93 %	5.40 %	4.75 %	4.90 %
Expected return on plan assets	6.60 %	6.10 %	6.55 %	—	—	—
Rate of compensation increase	3.60 %	3.60 %	3.63 %	—	—	—
Cash balance plan interest crediting rate	4.78 %	4.50 %	4.50 %	—	—	—

The expected rate of return on plan assets represents the Company's best estimate of the long-term return on plan assets and is determined by using a building block approach, which generally weighs the underlying long-term expected rate of return for each major asset class based on their respective allocation target within the plan portfolio, net of plan paid expenses. As the assumption reflects a long-term time horizon, the plan performance in any one particular year does not, by itself, significantly influence the Company's evaluation. For 2025, the expected rate of return used in calculating the net periodic benefit costs was 6.60%. For 2026, the Company's expected rate of return assumption is 6.95% to reflect the Company's current view of long-term capital market outlook.

Plan Assets

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long-term within a prudent level of risk. The Company works with its independent investment consultants to determine asset allocation targets for its pension plan investment portfolio based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, and related risk factors. Other relevant factors, including historical and forward looking views of inflation and capital market returns, are also considered. Risk management practices include monitoring plan asset performance, diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. The Company's Asset Management Committee is responsible for overseeing the investment activities of the plan, which includes selecting acceptable asset classes, defining allowable ranges of holdings by asset class and by individual investment managers, defining acceptable securities within each asset class, and establishing investment performance expectations. Ongoing monitoring of the plan includes reviews of investment performance and managers on a regular basis, annual liability measurements, and periodic asset/liability studies.

The Company's investment policy uses risk-controlled investment strategies by increasing the plan's asset allocation to fixed income securities and specifying ranges of acceptable target allocation by asset class based on different levels of the plan's accounting funded status. In addition, the investment policy also requires the investment-grade fixed income assets to be rebalanced between shorter and longer duration bonds as the interest rate environment changes. This investment policy is designed to help protect the plan's funded status and to limit volatility of the Company's contributions. Based on the policy, the Company's current target asset allocation is approximately 35% (range of 23% to 46%) in equity securities, 61% (range of 44% to 77%) in fixed income securities and 5% (range of 2% to 8%) in other investments and the plan will use a combination of active and passive investment strategies and different investment styles for its investment portfolios within each asset class. The plan's equity investments are diversified across U.S. and non-U.S. stocks of small, medium and large capitalization. The plan's fixed income investments are diversified principally across U.S. and non-U.S. government and corporate bonds, which are expected to help reduce plan exposure to interest rate variation and to better align assets with obligations. The plan also invests in other fixed income investments such as debts rated below investment grade, emerging market debt, and convertible securities. The plan's other investment, which is made through a private real estate debt fund, is expected to provide additional diversification benefits and absolute return enhancement to the plan assets.

Fair value of the assets in the Company's funded pension plan by asset category at December 31, 2025 and 2024 are as follows:

	Fair Value Measurement as of December 31, 2025				
Asset Category	Balance	Level 1	Level 2	Measured using NAV practical expedient [1]	% of total assets
Cash and cash equivalents	$ 4	$ —	$ 4	$ —	1 %
Common/collective trust funds—equity securities					
U.S. large-cap	119	—	119	—	24 %
U.S. small and mid-cap	28	—	28	—	6 %
Total equity investments	147	—	147	—	30 %
Emerging markets bond fund	35	—	—	35	7 %
Common/collective trust funds and corporate bonds—fixed income securities					
Intermediate-term investment grade U.S. government/ corporate bonds	64	—	64	—	13 %
Mutual funds					
Long duration corporate bonds	157	—	157	—	31 %
U.S. Treasury Inflation-Protected Securities (TIPs)	27	27	—	—	5 %
Emerging markets equity	26	—	26	—	5 %
Private investment fund—high yield securities	16	—	—	16	3 %
Total fixed-income investments	325	27	247	51	64 %
Other investment—private real estate fund	24	—	—	24	5 %
Total Assets	$ 500	$ 27	$ 398	$ 75	100 %

	Fair Value Measurement as of December 31, 2024				
Asset Category	Balance	Level 1	Level 2	Measured using NAV practical expedient [1]	% of total assets
Cash and cash equivalents	$ 2	$ —	$ 2	$ —	— %
Common/collective trust funds—equity securities					
U.S. large-cap	114	—	114	—	25 %
U.S. small and mid-cap	25	—	25	—	5 %
Total equity investments	139	—	139	—	30 %
Emerging markets bond fund	30	—	—	30	7 %
Common/collective trust funds and corporate bonds—fixed income securities					
Intermediate-term investment grade U.S. government/ corporate bonds	57	—	57	—	12 %
Mutual funds					
Long duration corporate bonds	146	—	146	—	32 %
U.S. Treasury Inflation-Protected Securities (TIPs)	26	26	—	—	6 %
Emerging markets equity	21	—	21	—	5 %
Private investment fund—high yield securities	15	—	—	15	3 %
Total fixed-income investments	295	26	224	45	65 %
Other investment—private real estate debt fund	24	—	—	24	5 %
Total Assets	$ 460	$ 26	$ 365	$ 69	100 %

[1] Investments are measured using the net asset value per share (or its equivalent) practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit a reconciliation of the fair value hierarchy to the value of the total plan assets.

Cash and cash equivalents are primarily comprised of investments in money market mutual funds. In determining fair value, Level 1 investments are valued based on quoted market prices in active markets. Investments in common/collective trust and private mutual funds are valued using the NAV per unit in each fund. The NAV is based on the value of the underlying investments owned by each fund, minus its liabilities, and then divided by the number of shares outstanding. Common/collective trust funds and the private mutual fund are categorized in Level 2 to the extent that they are considered to have a readily determinable fair value. Government/corporate bonds are categorized as Level 2 as their fair values are derived from observable market data. Investments for which fair value is estimated by using the NAV per share (or its equivalent) as a practical expedient are not categorized in the fair value hierarchy.

Except for the Company's U.S. funded pension plan, all of Moody's Retirement Plans are unfunded and therefore have no plan assets.

Cash Flows

The Company did not contribute to its U.S. funded pension plan during the years ended December 31, 2025 and 2024, and does not anticipate making a contribution to the funded plan in 2026. For its unfunded plans, actual contributions in 2025 were not material and expected payments in 2026 are not expected to be material.

Estimated Future Benefits Payable

Estimated future benefits payments for the Retirement Plans are as follows as of the year ended December 31, 2025:

Year Ending December 31,	Pension Plans	Other Retirement Plans
2026	$ 33	$ 2
2027	35	2
2028	38	3
2029	39	3
2030	39	3
2031 - 2035	182	20

Defined Contribution Plans

Moody's has a Profit Participation Plan covering substantially all U.S. employees. The Profit Participation Plan provides for an employee salary deferral and the Company matches employee contributions, equal to 50% of employee contribution up to a maximum of 3% of the employee's pay. Effective January 1, 2008, all new hires are automatically enrolled in the Profit Participation Plan when they meet eligibility requirements unless they decline participation. As the Company's U.S. DBPPs are closed to new entrants effective January 1, 2008, all eligible new hires will instead receive a retirement contribution into the Profit Participation Plan in value similar to the pension benefits. Additionally, effective January 1, 2008, the Company implemented a deferred compensation plan in the U.S., which is unfunded and provides for employee deferral of compensation and Company matching contributions related to compensation in excess of the IRS limitations on benefits and contributions under qualified retirement plans. Total expenses associated with U.S. defined contribution plans were $67 million, $73 million and $71 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Effective January 1, 2008, Moody's has designated the Moody's Stock Fund, an investment option under the Profit Participation Plan, as an Employee Stock Ownership Plan and, as a result, participants in the Moody's Stock Fund may receive dividends in cash or may reinvest such dividends into the Moody's Stock Fund. Dividend payments relating to the Moody's Stock Fund were immaterial in each of the years ended December 31, 2025, 2024, and 2023. The Company records the dividends as a reduction of retained earnings in the Consolidated Statements of Shareholders' Equity. The Moody's Stock Fund held approximately 282,442 and 304,076 shares of Moody's common stock at December 31, 2025 and 2024, respectively.

Non-U.S. Plans

Certain of the Company's non-U.S. operations provide pension benefits to their employees. The non-U.S. defined benefit pension plans are immaterial. For defined contribution plans, company contributions are primarily determined as a percentage of employees' eligible compensation. Expenses related to these defined contribution plans for the years ended December 31, 2025, 2024, and 2023 were $61 million, $50 million, and $42 million, respectively.

NOTE 14   STOCK-BASED COMPENSATION PLANS

Under the 1998 Plan, 33.0 million shares of the Company's common stock have been reserved for issuance. The 2001 Plan, which is shareholder approved, permits the granting of up to 54.6 million shares, of which not more than 10.7 million shares are available for grants of awards other than stock options. The stock plans also provide for the granting of restricted stock. The stock plans provide that options are exercisable not later than ten years from the grant date. The vesting period for awards under the stock plans is generally determined by the Board at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Additionally, the vesting period is between three years and four years for certain performance-based restricted stock that contain a condition whereby the number of shares that ultimately vest are based on the achievement of certain non-market based performance metrics of the Company. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant.

The Company maintains the Directors' Plan for its Board, which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The vesting period is determined by the Board at the date of the grant and is generally one year for both options and restricted stock. Under the Directors' Plan, 1.7 million shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

Presented below is a summary of the stock-based compensation expense and associated tax benefit in the accompanying consolidated statements of operations:

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock-based compensation expense	$ 234	$ 221	$ 193
Tax benefit	$ 50	$ 48	$ 45

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on an assessment of historical weekly stock prices of the Company as well as implied volatility from Moody's traded options. The risk-free interest rate is based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period is determined by examining historical and projected post-vesting exercise behavior activity.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,		
	2025	2024	2023
Expected dividend yield	0.73 %	0.91 %	1.04 %
Expected stock volatility	27 %	28 %	29 %
Risk-free interest rate	4.51 %	4.34 %	4.19 %
Expected holding period (in years)	5.6	5.9	5.8
Grant date fair value	$ 163.75	$ 120.42	$ 94.71

A summary of option activity as of December 31, 2025 and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2024	0.7	$ 267.64		
Granted	0.1	$ 513.21		
Exercised	(0.2)	$ 185.62		
Outstanding, December 31, 2025	0.6	$ 313.90	5.7 years	$ 116
Vested and expected to vest, December 31, 2025	0.6	$ 313.15	5.7 years	$ 115
Exercisable, December 31, 2025	0.3	$ 250.42	4.2 years	$ 82

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2025 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2025. This amount varies based on the fair value of Moody's stock. As of December 31, 2025, there was $8 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 2.0 years.

The following table summarizes information relating to stock option exercises:

	Year Ended December 31,		
	2025	2024	2023
Proceeds from stock option exercises	$ 28	$ 53	$ 32
Aggregate intrinsic value	$ 47	$ 76	$ 58
Tax benefit realized upon exercise	$ 10	$ 13	$ 14

A summary of nonvested restricted stock activity for the year ended December 31, 2025 is presented below:

Nonvested Restricted Stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2024	1.3	$ 330.84
Granted	0.4	$ 479.70
Vested	(0.5)	$ 323.29
Forfeited	(0.1)	$ 395.00
Balance, December 31, 2025	1.1	$ 400.12

As of December 31, 2025, there was $251 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 2.5 years.

The following table summarizes information relating to the vesting of restricted stock awards:

	Year Ended December 31,		
	2025	2024	2023
Fair value of shares vested	$ 263	$ 199	$ 164
Tax benefit realized upon vesting	$ 65	$ 48	$ 40

A summary of performance-based restricted stock activity for the year ended December 31, 2025 is presented below:

Performance-based restricted stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2024	0.3	$ 330.78
Granted	0.1	$ 501.88
Vested	(0.1)	$ 313.05
Balance, December 31, 2025	0.3	$ 370.34

The following table summarizes information relating to the vesting of the Company's performance-based restricted stock awards:

	Year Ended December 31,		
	2025	2024	2023
Fair value of shares vested	$ 8	$ 40	$ 24
Tax benefit realized upon vesting	$ 1	$ 9	$ 3

As of December 31, 2025, there was $50 million of total unrecognized compensation expense related to this plan. The expense is expected to be recognized over a weighted average period of 1.7 years.

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans.

In addition, the Company also sponsors the ESPP. Under the ESPP, 6.0 million shares of common stock were reserved for issuance. The ESPP permits eligible employees to purchase common stock of the Company on a monthly basis at a discount to the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. This discount was 5% in 2025, 2024, and 2023, resulting in the ESPP qualifying for non-compensatory status under ASC Topic 718. Accordingly, no compensation expense was recognized for the ESPP in 2025, 2024, and 2023. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect from one percent to ten percent of compensation, subject to the annual federal limit.

NOTE 15   INCOME TAXES

Components of the Company's income tax provision are as follows:

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 231	$ 280	$ 76
State and Local	99	106	67
Non-U.S.	355	316	222
Total current	685	702	365
Deferred:			
Federal	35	(21)	(14)
State and Local	8	(6)	(4)
Non-U.S.	(60)	(35)	(20)
Total deferred	(17)	(62)	(38)
Total provision for income taxes	$ 668	$ 640	$ 327

A reconciliation of the U.S. federal statutory tax rate to the Company's ETR on income before provision for income taxes is as follows:

	Year Ended December 31,					
	2025		2024		2023	
U.S. statutory tax rate	$ 657	21.0 %	$ 567	21.0 %	$ 406	21.0 %
State and local taxes, net of federal tax benefit [1]	93	3.0 %	74	2.7 %	49	2.5 %
Net U.S. tax effect of cross-border tax laws	(4)	(0.1)%	(14)	(0.5)%	2	0.1 %
Other nontaxable or nondeductible items	30	1.0 %	22	0.9 %	4	0.2 %
Excess tax benefits on share-based payments	(33)	(1.1)%	(27)	(1.0)%	(15)	(0.8)%
Tax credits - research credit	(12)	(0.4)%	(15)	(0.6)%	(19)	(0.9)%
Domestic state and local income taxes, net of federal effect	731	23.4 %	607	22.5 %	427	22.1 %
Foreign Tax Expense						
Belgium						
Innovation deduction	(37)	(1.2)%	(25)	(0.9)%	(26)	(1.3)%
Other	15	0.4 %	3	0.1 %	10	0.5 %
United Kingdom	11	0.4 %	34	1.3 %	25	1.2 %
Other foreign jurisdictions	3	0.1 %	1	— %	7	0.4 %
Tax expense (benefit) relating to foreign operations	(8)	(0.3)%	13	0.5 %	16	0.8 %
Changes in unrecognized tax benefits	(55)	(1.8)%	20	0.7 %	(116)	(6.0)%
Total	$ 668	21.3 %	$ 640	23.7 %	$ 327	16.9 %

[1] For all years presented, state taxes in California, New York and New York City made up the majority (greater than 50 percent) of the tax effect in this category.

Components of the Company's income tax paid are as follows:

	Year Ended December 31,		
	2025	2024	2023
U.S. Federal	$ 353	$ 223	$ 59
U.S. State and Local	132	88	23
Total U.S.	485	311	82
Belgium	32	39	32
Canada	68	63	44
Germany	43	30	35
United Kingdom	79	93	64
Other foreign jurisdictions	118	77	87
Total non-U.S.	340	302	262
Total Income Tax Paid	$ 825	$ 613	$ 344

The source of income before provision for income taxes is as follows:

	Year Ended December 31,		
	2025	2024	2023
U.S.	$ 1,743	$ 1,446	$ 892
Non-U.S.	1,387	1,253	1,043
Income before provision for income taxes	$ 3,130	$ 2,699	$ 1,935

The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2025	**2024**
Deferred tax assets:		
Account receivable allowances	$ **10**	$ 10
Stock-based compensation	**69**	60
Accrued compensation and benefits	**52**	50
Capitalized costs	**43**	24
Operating lease liabilities	**87**	84
Deferred revenue	**217**	211
Net operating loss	**64**	58
Uncertain tax positions	**30**	33
Loss on net investment hedges - OCI	**83**	—
Interest expense carryforward	**25**	20
Other	**25**	30
Total deferred tax assets	**705**	580
Deferred tax liabilities:		
Accumulated depreciation and amortization of intangible assets and capitalized software	**(563)**	(522)
ROU Assets	**(67)**	(56)
Capital gains	**(14)**	(13)
Deferred tax on unremitted foreign earnings	**(21)**	(20)
Gain on net investment hedges - OCI	**(4)**	(82)
Other	**(16)**	(18)
Total deferred tax liabilities	**(685)**	(711)
Net deferred tax asset and (liabilities)	**20**	(131)
Valuation allowance	**(30)**	(25)
Total net deferred tax liabilities	$ **(10)**	$ (156)

The Company regularly evaluates which entities it will indefinitely reinvest earnings. The Company has provided deferred taxes for those entities whose earnings are not considered indefinitely reinvested.

The Company had valuation allowances of $30 million and $25 million at December 31, 2025 and 2024, respectively, related to foreign net operating losses, for which realization is uncertain.

A reconciliation of the beginning and ending amount of UTPs is as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Balance as of January 1	$ **211**	$ 196	$ 322
Additions for tax positions related to the current year	**22**	33	21
Additions for tax positions of prior years	**—**	11	3
Reductions for tax positions of prior years	**(5)**	(11)	(17)
Settlements with taxing authorities	**—**	(3)	(108)
Lapse of statute of limitations	**(70)**	(15)	(25)
Balance as of December 31	$ **158**	$ 211	$ 196

As of December 31, 2025, the Company had $158 million of UTPs of which $145 million represents the amount that, if recognized, would impact the ETR in future periods.

Moody's Corporation and subsidiaries are subject to U.S. federal income tax as well as income tax in various state, local and multiple foreign jurisdictions. The Company's U.S. federal income tax returns for 2022 through 2024 remain open to examination. Currently, the Company's New York State tax returns for 2022 through 2024 are under examination. Additionally, New York City tax returns for the years 2018 through 2022 are also under examination, while returns for 2023 and 2024 are open for examination. Furthermore, the Company's U.K. corporate income tax returns are under audit for the years 2017 through 2023, with the 2024 return still open for examination.

The Company classifies interest related to UTPs in interest expense in its consolidated statements of operations. Penalties, if incurred, are recognized in other non-operating (expense) income, net. Refer to Note 16 for disclosure of interest (expense) income relating to UTPs and other tax-related liabilities. As of December 31, 2025, 2024, and 2023 the amount of accrued interest recorded in the Company's consolidated balance sheets related to UTPs was $43 million, $47 million and $36 million, respectively.

In the fourth quarter of 2025, pursuant to a lapse of a statute of limitations, the Company reversed $64 million in reserves (and $15 million in related interest accruals) for uncertain tax positions that were assumed as part of a prior year M&A transaction, for which the sellers had indemnified Moody's. This tax benefit and related reduction to Interest expense, net is offset by the release of the related indemnification asset within Other non-operating income, net, with no impact to net income. In 2023, settlements with taxing authorities were primarily attributable to the favorable resolution of UTPs across various U.S. and non-U.S. jurisdictions.

<u>Tax Legislation</u>

Effective in 2024, multiple foreign jurisdictions in which the Company operates have enacted legislation to adopt a minimum tax rate described in the Global Anti-Base Erosion tax model rules (referred to as GloBE or Pillar II) issued by the OECD. A minimum ETR of 15% would apply to multinational companies with consolidated revenue above €750 million. Under the GloBE rules, a company would be required to determine a combined ETR for all entities located in a jurisdiction. If the jurisdictional tax rate is less than 15%, an additional tax generally will be due to bring the jurisdictional effective tax rate up to 15%. The Pillar II minimum tax did not have a material impact on the Company's results of operations or financial position.

On July 4, 2025, the One Big Beautiful Bill Act was enacted in the U.S. Key provisions of the OBBBA include making permanent certain aspects of the Tax Act, modifying certain international tax rules, and restoring provisions that accelerate deductions for certain business investments and expenditures. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented in subsequent years. The OBBBA did not have material impact on the Company's consolidated financial statements for the year ended December 31, 2025, and the Company does not expect the changes to have a material impact on the provision for income taxes or net income in future periods.

NOTE 16   INDEBTEDNESS

The Company's debt is recorded at its carrying amount, which represents the issuance amount plus or minus any issuance premium or discount, except for certain debt as depicted in the table below, which is recorded at the carrying amount adjusted for the fair value of an interest rate swap used to hedge the fair value of the note.

The following table summarizes total indebtedness:

Notes Payable:	Principal Amount		Fair Value of Interest Rate Swaps[1]		Unamortized (Discount) Premium		Unamortized Debt Issuance Costs		Carrying Value	
					December 31, 2025					
5.25% 2014 Senior Notes, due 2044	$	600	$	(18)	$	3	$	(4)	$	581
1.75% 2015 Senior Notes, due 2027		587		—		—		—		587
3.25% 2017 Senior Notes, due 2028		500		—		(1)		(1)		498
4.25% 2018 Senior Notes, due 2029		400		(19)		(1)		(1)		379
4.875% 2018 Senior Notes, due 2048		400		(21)		(6)		(3)		370
0.950% 2019 Senior Notes, due 2030		881		—		(2)		(3)		876
3.25% 2020 Senior Notes, due 2050		300		—		(4)		(3)		293
2.55% 2020 Senior Notes, due 2060		300		—		(2)		(3)		295
2.00% 2021 Senior Notes, due 2031		600		—		(5)		(3)		592
2.75% 2021 Senior Notes, due 2041		600		—		(11)		(4)		585
3.10% 2021 Senior Notes, due 2061		500		—		(7)		(5)		488
3.75% 2022 Senior Notes, due 2052		500		(23)		(8)		(4)		465
4.25% 2022 Senior Notes, due 2032		500		(3)		(1)		(3)		493
5.00% 2024 Senior Notes, due 2034		500		—		(4)		(4)		492
Total debt	$	7,168	$	(84)	$	(49)	$	(41)	$	6,994

Notes Payable:	Principal Amount		Fair Value of Interest Rate Swaps [1]		Unamortized (Discount) Premium		Unamortized Debt Issuance Costs		Carrying Value	
					December 31, 2024					
5.25% 2014 Senior Notes, due 2044	$	600	$	(32)	$	3	$	(4)	$	567
1.75% 2015 Senior Notes due 2027		518		—		—		(1)		517
3.25% 2017 Senior Notes, due 2028		500		(13)		(2)		(1)		484
4.25% 2018 Senior Notes, due 2029		400		(35)		(1)		(1)		363
4.875% 2018 Senior Notes, due 2048		400		(35)		(6)		(3)		356
0.950% 2019 Senior Notes, due 2030		776		—		(1)		(3)		772
3.75% 2020 Senior Notes, due 2025		700		(3)		—		—		697
3.25% 2020 Senior Notes, due 2050		300		—		(4)		(3)		293
2.55% 2020 Senior Notes, due 2060		300		—		(2)		(3)		295
2.00% 2021 Senior Notes, due 2031		600		—		(6)		(4)		590
2.75% 2021 Senior Notes, due 2041		600		—		(12)		(5)		583
3.10% 2021 Senior Notes, due 2061		500		—		(7)		(5)		488
3.75% 2022 Senior Notes, due 2052		500		(43)		(8)		(5)		444
4.25% 2022 Senior Notes, due 2032		500		(8)		(2)		(3)		487
5.00% 2024 Senior Notes, due 2034		500		—		(4)		(4)		492
Total long-term debt	$	7,694	$	(169)	$	(52)	$	(45)	$	7,428
Current portion										(697)
Total long-term debt									$	6,731

[1]   The fair value of interest rate swaps in the tables above represents the cumulative amount of fair value hedging adjustments included in the carrying amount of the hedged debt.

Credit Facility

On May 6, 2024, the Company entered into a five-year senior, unsecured revolving credit facility with the capacity to borrow up to $1.25 billion, which expires in May 2029. Further information on the key terms of this revolving credit facility is below:

				December 31, 2025		December 31, 2024	
	Issue Date	**Capacity**	**Maturity**	**Drawn**	**Undrawn**	**Drawn**	**Undrawn**
2024 Credit Facility	May 6, 2024	$ 1,250	May 6, 2029	$ —	$ 1,250	$ —	$ 1,250

Interest on borrowings under the 2024 Credit Facility is payable at rates that are based on an adjusted term SOFR Rate plus a premium that can range from 80.5 BPS to 122.5 BPS, depending on the Company's index debt ratings, as set forth in the 2024 Credit Facility. The Company also has the option to choose other rates, such as those based on adjusted Daily Simple SOFR or an alternate base rate, as set forth in the 2024 Credit Facility. Regardless of borrowing activity under the 2024 Credit Facility, the Company pays quarterly fees for the 2024 Credit Facility that can range from 7 BPS of the 2024 Credit Facility amount to 15 BPS, depending on the Company's index debt ratings. The 2024 Credit Facility contains certain customary covenants and also contains a financial covenant that requires the Company to maintain a total debt to EBITDA Ratio of (i) not more than 4 to 1 at the end of any fiscal quarter or (ii) not more than 4.5 to 1 as of the end of the first three consecutive quarters immediately following any acquisition with consideration in excess of $500 million, subject to certain conditions as set forth in the 2024 Credit Facility.

Commercial Paper

On August 3, 2016, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Borrowings under the CP Program are backstopped by the 2024 Credit Facility. Amounts under the CP Program may be re-borrowed. The maturity of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par, or alternatively, sold at par and bear interest at rates that will vary based upon market conditions. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the SOFR; (e) prime rate; (f) Treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; entrance into any form of moratorium; and bankruptcy and insolvency events, subject in certain instances to cure periods. As of December 31, 2025, the Company has no CP borrowings outstanding.

Notes Payable

During the first quarter of 2025, the Company fully repaid the $700 million of 3.75% 2020 Senior Notes which had reached maturity.

At December 31, 2025, the Company was in compliance with all covenants contained within all of the debt agreements. All of the debt agreements contain cross default provisions which state that default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable. As of December 31, 2025, there were no such cross defaults.

The repayment schedule for the Company's borrowings is as follows:

Year Ending December 31,	Total
2026	$ —
2027	587
2028	500
2029	400
2030	881
Thereafter	4,800
Total	$ 7,168

Interest expense, net

The following table summarizes the components of interest as presented in the consolidated statements of operations and the cash paid for interest:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expense on borrowings[1]	$ (251)	$ (300)	$ (296)
(Expense) income on UTPs and other tax related liabilities[2]	3	(13)	8
Net periodic pension costs - interest component	(30)	(26)	(26)
Income	65	102	63
Interest expense, net	$ (213)	$ (237)	$ (251)
Interest paid[3]	$ 235	$ 280	$ 281

[1] Expense on borrowings includes interest on long-term debt, as well as realized gains/losses related to interest rate swaps and cross currency swaps, which are more fully discussed in Note 6.

[2] The amount for the year ended December 31, 2025 includes a $15 million reduction of tax-related interest expense related to the lapse in the statute of limitations of certain tax positions. Refer to Note 15 for additional information. The amount for the year ended December 31, 2023 includes a $22 million reduction of tax-related interest expense primarily related to the resolutions of tax matters.

[3] Interest paid includes net settlements on interest rate swaps more fully discussed in Note 6.

The fair value and carrying value of the Company's debt as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Total debt	$ 6,994	$ 6,245	$ 7,428	$ 6,601

The fair value of the Company's debt is estimated based on quoted prices in active markets as of the reporting date, which are considered Level 1 inputs within the fair value hierarchy.

NOTE 17   CAPITAL STOCK

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1.02 billion shares with a par value of $0.01, of which 1.0 billion are shares of common stock, 10.0 million are shares of preferred stock and 10.0 million are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board.

Share Repurchase Program

The Company first implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program and has maintained its program since. Moody's may also purchase opportunistically when conditions warrant. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter. The table below summarizes the Company's remaining authority under its share repurchase program as of December 31, 2025:

Date Authorized	Amount Authorized	Remaining Authority
October 21, 2025	$ 4,000	$ 3,960

During 2025, Moody's repurchased 3.3 million shares of its common stock under its share repurchase program and issued a net 0.5 million shares under employee stock-based compensation plans. The net amount includes shares withheld for employee payroll taxes.

Dividends

The Company's cash dividends were:

	Dividends Per Share					
	Year ended December 31,					
	2025		2024		2023	
	Declared	Paid	Declared	Paid	Declared	Paid
First quarter	$ 0.94	$ 0.94	$ 0.85	$ 0.85	$ 0.77	$ 0.77
Second quarter	0.94	0.94	0.85	0.85	0.77	0.77
Third quarter	0.94	0.94	0.85	0.85	0.77	0.77
Fourth quarter	0.94	0.94	0.85	0.85	0.77	0.77
Total	$ 3.76	$ 3.76	$ 3.40	$ 3.40	$ 3.08	$ 3.08

On February 10, 2026, the Board approved the declaration of a quarterly dividend of $1.03 per share of Moody's common stock, payable on March 13, 2026 to shareholders of record at the close of business on March 2, 2026. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

NOTE 18   LEASES

The Company has operating leases, substantially all of which relate to the lease of office space. The Company's leases which are classified as finance leases are not material to the consolidated financial statements. Certain of the Company's leases include options to renew, with renewal terms that can extend the lease term from one year to 20 years at the Company's discretion.

The following table presents the components of the Company's lease cost:

	Year ended December 31,		
	2025	2024	2023
Operating lease cost	$ 88	$ 88	$ 93
Sublease income	(7)	(7)	(7)
Variable lease cost	21	22	22
Total lease cost	$ 102	$ 103	$ 108

During 2025, the Company recorded charges of $4 million related to the non-cash acceleration of amortization of ROU Assets that have been abandoned or for which abandonment is planned in future periods. During 2023, the Company recorded charges of $32 million related to the exit of certain real estate leases that resulted in ROU Asset impairment. These charges were recorded within restructuring expense in the consolidated statements of operations. Refer to Note 9 for further details.

The following tables present other information related to the Company's operating leases:

	Year ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$ 117	$ 120	$ 119
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 143	$ 21	$ 40

	December 31,		
	2025	2024	2023
Weighted-average remaining lease term (in years)	6.6	3.8	4.4
Weighted-average discount rate applied to operating leases	4.7 %	3.2 %	3.2 %

The following table presents a maturity analysis of the future minimum lease payments included within the Company's operating lease liabilities at December 31, 2025:

Year Ending December 31,	Operating Leases
2026	$ 100
2027	87
2028	31
2029	36
2030	30
Thereafter	147
Total lease payments (undiscounted)	431
Less: Interest	74
Present value of lease liabilities:	$ 357
Lease liabilities - current	$ 95
Lease liabilities - noncurrent	$ 262

In the fourth quarter of 2025, the Company entered into an operating lease for a new headquarters in New York City, for which the Company has not yet been granted access to the leased floors. Accordingly, the ROU Assets and operating lease liabilities at December 31, 2025 do not reflect the amounts for this lease. The future minimum lease payments for this lease are approximately $600 million and will commence in 2026 with a lease term of 17 years.

NOTE 19   CONTINGENCIES

Given the nature of the Company's activities, Moody's and its subsidiaries are subject to legal and tax proceedings, governmental, regulatory and legislative investigations, subpoenas and other inquiries, and claims and litigation by governmental and private parties that are based on ratings assigned by MIS or that are otherwise incidental to the Company's business. Moody's and MIS also are subject to periodic reviews, inspections, examinations and investigations by regulators in the U.S. and other jurisdictions, any of which may result in claims, legal proceedings, assessments, fines, penalties or restrictions on business activities. Moody's also is subject to ongoing tax audits as addressed in Note 15 to the consolidated financial statements.

Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, the Company records liabilities in the consolidated financial statements when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated and periodically adjusts these as appropriate. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued unless some higher amount within the range is a better estimate than another amount within the range. In instances when a loss is reasonably possible but uncertainties exist related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if material. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. Moody's also discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

In view of the inherent difficulty of assessing the potential outcome of legal proceedings, governmental, regulatory and legislative investigations and inquiries, claims and litigation and similar matters and contingencies, particularly when the claimants seek large or indeterminate damages or assert novel legal theories or the matters involve a large number of parties, the Company often cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also may be unable to predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve any pending matters progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition and to accrue for and disclose such matters as and when required. However, because such matters are inherently unpredictable and unfavorable developments or resolutions can occur, the ultimate outcome of such matters, including the amount of any loss, may differ from those estimates.

NOTE 20   SEGMENT INFORMATION

The Company is organized into two operating segments: MA and MIS and accordingly, the Company reports in two reportable segments: MA and MIS.

The MA segment develops a wide range of products and services that support the risk management activities of institutional participants in global financial markets. The MA segment consists of three LOBs - DS, R&I, and D&I.

The MIS segment consists of five LOBs. The CFG, FIG, PPIF and SFG LOBs generate revenue principally from fees for the assignment and ongoing monitoring of credit ratings on debt obligations and the entities that issue such obligations in markets worldwide. The MIS Other LOB primarily consists of financial instruments pricing services in the Asia-Pacific region, ICRA non-ratings revenue and revenue from providing professional services.

Revenue for MA and expenses for MIS include an intersegment fee charged to MIS from MA for certain MA products and services utilized in MIS's ratings process. Additionally, revenue for MIS and expenses for MA include intersegment fees charged to MA for the rights to use and distribute content, data and products developed by MIS. These intersegment fees are generally based on the market value of the products and services being transferred between the segments.

Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resources and legal. Such costs and corporate expenses that exclusively benefit one segment are fully charged to that segment.

For overhead costs and corporate expenses that benefit both segments, costs are generally allocated to each segment based on historical and forecasted current year revenue amounts.

"Eliminations" in the following table represent intersegment revenue/expense. Moody's does not report the Company's assets by reportable segment, as this metric is not used by the chief operating decision maker to allocate resources to the segments.

Financial Information by Segment

The table below presents revenue, significant expenses regularly provided to the CODM and Adjusted Operating Income by reportable segment. The CODM, identified as the Company's CEO, utilizes the Adjusted Operating Income measure to assess the profitability of the Company and each of its reportable segments each quarter. Adjusted Operating Income is also used in our budgeting and forecasting processes, enabling the allocation of capital resources across the Company's strategic initiatives.

	Year Ended December 31,							
	2025				2024			
	MA	MIS	Eliminations	Consolidated	MA	MIS	Eliminations	Consolidated
Total external revenue	$ 3,599	$ 4,119	$ —	$ 7,718	$ 3,295	$ 3,793	$ —	$ 7,088
Intersegment revenue	12	198	(210)	—	13	193	(206)	—
Revenue	3,611	4,317	(210)	7,718	3,308	3,986	(206)	7,088
Compensation expense	1,438	1,136	—	2,574	1,370	1,169	—	2,539
Non-compensation expense	779	423	—	1,202	731	410	—	1,141
Intersegment expense	198	12	(210)	—	193	13	(206)	—
Operating, SG&A	2,415	1,571	(210)	3,776	2,294	1,592	(206)	3,680
Adjusted Operating Income	1,196	2,746	—	3,942	1,014	2,394	—	3,408
Add:								
Depreciation and amortization	393	87	—	480	353	78	—	431
Restructuring	77	31	—	108	42	17	—	59
Charges related to asset abandonment	3	—	—	3	43	—	—	43
Operating Income				$ 3,351				$ 2,875
Non-operating expense, net				$ (221)				$ (176)
Income before provision for income taxes				$ 3,130				$ 2,699

	Year Ended December 31, 2023			
	MA	MIS	Eliminations	Consolidated
Total external revenue	$ 3,056	$ 2,860	$ —	$ 5,916
Intersegment revenue	13	186	(199)	—
Revenue	3,069	3,046	(199)	5,916
Compensation expense	1,238	1,003	—	2,241
Non-compensation expense	708	370	—	1,078
Intersegment expense	186	13	(199)	—
Operating, SG&A	2,132	1,386	(199)	3,319
Adjusted Operating Income	937	1,660	—	2,597
Add:				
Depreciation and amortization	298	75	—	373
Restructuring	59	28	—	87
Operating income				$ 2,137
Non-operating expense, net				$ (202)
Income before provision for income taxes				$ 1,935

The table below shows cumulative restructuring expense incurred through December 31, 2025 by reportable segment.

	MA	MIS	Total
2022 - 2023 Geolocation Restructuring Program	$ 116	$ 98	$ 214
Strategic and Operational Efficiency Restructuring Program	$ 111	$ 42	$ 153

The total costs expected to be incurred related to the Strategic and Operational Efficiency Restructuring Program are $150 million to $165 million for the MA segment and $75 million to $85 million for the MIS segment, which include allocations of charges associated with corporate functions.

The restructuring programs are more fully discussed in Note 9.

CONSOLIDATED REVENUE AND LONG-LIVED ASSETS INFORMATION BY GEOGRAPHIC AREA

	Year Ended December 31,		
	2025	2024	2023
Revenue:			
U.S.	$ 4,171	$ 3,836	$ 3,071
Non-U.S.:			
EMEA	2,376	2,174	1,886
Asia-Pacific	699	629	570
Americas	472	449	389
Total Non-U.S.	3,547	3,252	2,845
Total	$ 7,718	$ 7,088	$ 5,916
Long-lived assets at December 31:			
U.S.	$ 4,516	$ 4,395	$ 4,323
Non-U.S.	4,722	4,361	4,562
Total	$ 9,238	$ 8,756	$ 8,885

NOTE 21 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances represent estimates for uncollectible accounts. The valuation allowance on deferred tax assets relates to foreign net operating tax losses for which realization is uncertain. Below is a summary of activity:

Year Ended December 31,	Balance at Beginning of the Year	Charged to costs and expenses	Deductions [1]	Balance at End of the Year
2025				
Allowances for credit losses	$ (32)	$ (12)	$ 15	$ (29)
Deferred tax assets—valuation allowance	$ (25)	$ (2)	$ (3)	$ (30)
2024				
Allowances for credit losses	$ (35)	$ (15)	$ 18	$ (32)
Deferred tax assets—valuation allowance	$ (24)	$ (2)	$ 1	$ (25)
2023				
Allowances for credit losses	$ (40)	$ (22)	$ 27	$ (35)
Deferred tax assets—valuation allowance	$ (21)	$ (2)	$ (1)	$ (24)

[1] Primarily reflects write-off of uncollectible accounts receivable and currency translation adjustments.

NOTE 22 OTHER STATEMENTS OF OPERATIONS INFORMATION

Other non-operating (expense) income, net

The following table summarizes the components of other non-operating income, net as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2025	**2024**	**2023**
FX loss [1]	$ (9)	$ —	$ (30)
Net periodic pension income - non-service and non-interest cost components	36	30	35
Income/gain from investments in non-consolidated affiliates	20	15	19
Gain on previously held equity method investments [2]	—	7	—
Gain (loss) on investments	11	13	14
Release of indemnification asset [3]	(79)	—	—
Other	(10)	(4)	11
Total	$ (31)	$ 61	$ 49

[1] The amount for the year ended December 31, 2023 includes a $23 million loss recorded pursuant to an immaterial out-of-period adjustment relating to the 2022 fiscal year.

[2] The amount for the year ended December 31, 2024 reflects non-cash gains relating to the step-acquisitions of Praedicat and GCR.

[3] In the fourth quarter of 2025, pursuant to a lapse of a statute of limitations, the Company reversed $64 million in reserves, and $15 million in related interest, for uncertain tax positions that it had assumed as part of a prior year M&A transaction, for which the sellers had indemnified Moody's. This tax benefit and related reduction to Interest expense, net are offset by the release of the related indemnification asset with no impact to net income. Refer to Note 15 for additional information.

Gain on divestiture of business:

The gain on divestiture of business relates to the sale of the MA Learning Solutions business, which was completed in the fourth quarter of 2025.

Charges related to asset abandonment:

During the years ended December 31, 2025 and 2024, the Company incurred severance charges and incremental amortization expense related to the change in estimated useful lives of certain internally developed software and amortizable intangible assets that were associated with the sustainability content offerings, for which production is now being outsourced. The following table summarizes the expenses related to asset abandonment included in the accompanying consolidated statements of operations:

	Year ended December 31,		Cumulative expense incurred
	2025	2024	
Severance charges	$ 3	$ 12	$ 15
Incremental amortization	—	31	31
Total	$ 3	$ 43	$ 46

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, as required by Rule 13a-15(b) under the Exchange Act, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the communication to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

Information in response to this Item is set forth under the caption "Management's Report on Internal Control Over Financial Reporting," in Part II, Item 8 of this annual report on Form 10-K.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has determined that there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting during the three months ended December 31, 2025.

Limitations on Controls

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives as specified above. The Company's management does not expect, however, that these disclosure controls and procedures will prevent or detect all instances of error or fraud. Any control system, regardless of how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur, or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B.   OTHER INFORMATION

Not applicable.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Except for the information relating to the executive officers of the Company set forth in Part I of this annual report on Form 10-K, the information called for by Items 10-14 is contained in the Company's definitive proxy statement for use in connection with its annual meeting of stockholders and is incorporated herein by reference.

ITEM 10   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 is included under the heading "Information about our Executive Officers" in Part I, Item 1 of this Form 10-K, as well as under the headings "Item 1–Election of Directors," "Corporate Governance–Codes of Business Conduct and Ethics; Insider Trading Policies and Procedures" "The Audit Committee," and "Delinquent Section 16(a) Reports" in the 2026 Proxy Statement and is incorporated by reference.

ITEM 11   EXECUTIVE COMPENSATION

Information required by this Item 11 is included under the headings "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards Table for 2025," "Outstanding Equity Awards at Fiscal Year-End Table for 2025," "Option Exercises and Stock Vested Table for 2025," "Pension Benefits Table for 2025," "Non-Qualified Deferred Compensation Table," "Potential Payments Upon Termination or Change in Control," "Compensation of Directors," "Relationship of Compensation Practices to Risk Management," "Pay Versus Performance," "CEO Pay Ratio," and "Report of the Compensation & Human Resources Committee" in the 2026 Proxy Statement and is incorporated by reference.

ITEM 12   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is included under the heading "Equity Compensation Plan Information" in Part II, Item 5 of this Form 10-K, as well as under the heading "Security Ownership of Certain Beneficial Owners and Management" in the 2026 Proxy Statement and is incorporated by reference.

ITEM 13   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 is included under the headings "Corporate Governance–Director Independence" and "Certain Relationships and Related Transactions" in the 2026 Proxy Statement and is incorporated by reference.

ITEM 14   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 is included under the headings "Item 2–Ratification of Appointment of Independent Registered Public Accountants–Principal Accounting Fees and Services" and "The Audit Committee" in the 2026 Proxy Statement and is incorporated by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

LIST OF DOCUMENTS FILED AS PART OF THIS REPORT.

(1) Financial Statements.

See Index to Financial Statements on page 65, in Part II. Item 8 of this Form 10-K.

(2) Financial Statement Schedules.

None.

(3) Exhibits.

INDEX TO EXHIBITS

S-K EXHIBIT NUMBER		
3		**Articles of Incorporation and By-laws**
	.1	Restated Certificate of Incorporation of the Registrant, effective April 17, 2024 (incorporated by reference to Exhibit 3.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 19, 2024)
	.2*	Amended and Restated By-laws of Moody's Corporation, effective October 14, 2025
4		**Instruments Defining the Rights of Security Holders, Including Indentures**
	.1	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Report on Form 10-K of the Registrant, file number 1-14037, filed February 14, 2025)
	.2	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)
	.3.1	Indenture, dated as of August 19, 2010, between Moody's Corporation and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2010)
	.3.2	Fourth Supplemental Indenture, dated July 16, 2014, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 5.250% Senior Notes due 2044 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed July 16, 2014)
	.3.3.1	Fifth Supplemental Indenture, dated March 9, 2015, between the Company, Wells Fargo Bank, National Association, as trustee and Elavon Financial Services Limited, UK Branch as paying agent and transfer agent and Elavon Financial Services Limited as registrar, including the form of 1.75% Senior Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed March 10, 2015)
	.3.3.2	Agency Agreement, dated March 9, 2015, between the Company, Wells Fargo Bank, National Association, as trustee and Elavon Financial Services Limited, UK Branch as paying agent and transfer agent and Elavon Financial Services Limited as registrar (incorporated by reference to Exhibit 4.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed March 10, 2015)
	.3.4	Seventh Supplemental Indenture, dated as of June 12, 2017, between Moody's Corporation and Wells Fargo, National Association, as trustee, including the form of 2.625% Senior Notes due 2023 and the form of 3.250% Senior Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed June 12, 2017)
	.3.5	Ninth Supplemental Indenture, dated as of December 17, 2018, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 4.250% Senior Note due 2029 and the form of 4.875% Senior Note due 2048 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed December 21, 2018)
	.3.6.1	Tenth Supplemental Indenture, dated as of November 25, 2019, between the Company, Wells Fargo Bank, National Association, as trustee, Elavon Financial Services Limited, UK Branch as paying agent and U.S. Bank National Association as registrar and transfer agent, including the form of 0.950% Senior Note due 2030 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 25, 2019)

S-K EXHIBIT NUMBER		
	.3.6.2	Agency Agreement, dated November 25, 2019, between the Company, Wells Fargo Bank, National Association, as trustee, Elavon Financial Services Limited, UK Branch as paying agent and U.S. Bank National Association as registrar and transfer agent (incorporated by reference to Exhibit 4.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 25, 2019)
	.3.7	Eleventh Supplemental Indenture, dated as of March 24, 2020, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 3.750% Senior Note due 2025 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed March 25, 2020)
	.3.8	Twelfth Supplemental Indenture, dated as of May 20, 2020, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 3.250% Senior Note due 2050 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed May 20, 2020)
	.3.9	Thirteenth Supplemental Indenture, dated as of August 18, 2020, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 2.550% Senior Note due 2060 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 18, 2020)
	.3.10	Fourteenth Supplemental Indenture, dated as of August 19, 2021, between the Company and Wells Fargo Bank, National Association, as trustee, including the form of 2.000% Senior Note due 2031 and the form of 2.750% Senior Notes due 2041 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2021)
	.3.11	Fifteenth Supplemental Indenture, dated as of November 29, 2021, between the Company and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, including the form of 3.100% Senior Note due 2061 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 29, 2021
	.3.12	Sixteenth Supplemental Indenture, dated as of February 25, 2022, between the Company and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, including the form of 3.750% Senior Note due 2052 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 28, 2022)
	.3.13	Seventeenth Supplemental Indenture, dated as of August 8, 2022, between the Company and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, including the form of 4.250% Senior Note due 2032 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 8, 2022)
	.3.14	Eighteenth Supplemental Indenture, dated as of August 5, 2024, between the Company and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, including the form of 5.000% Senior Note due 2034 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 5, 2024)
10	**Material Contracts**	
	.1.1†	1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (Adopted September 8, 2000; Amended and Restated as of December 11, 2012, October 20, 2015, December 14, 2015 and December 18, 2017) (incorporated by reference to Exhibit 10.2.1 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2018)
	.1.2†	Form of Non-Employee Director Restricted Stock Unit Grant Agreement (for awards after 2017) for the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (Adopted September 8, 2000; Amended and Restated as of December 11, 2012, October 20, 2015, December 14, 2015 and December 18, 2017) (incorporated by reference to Exhibit 10.2.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2018)
	.2†*	Moody's Corporation 1999 Employee Stock Purchase Plan (as amended and restated October 14, 2025)
	.3.1†	Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (as amended and restated December 16, 2025) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed December 19, 2025)
	.3.2.1†	Form of Employee Non-Qualified Stock Option Grant Agreement (for awards granted prior to 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.3.2 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 24, 2020)
	.3.2.2†	Form of Employee Non-Qualified Stock Option Grant Agreement (for awards granted in 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.2.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 15, 2023)
	.3.2.3†	Form of Employee Non-Qualified Stock Option Grant Agreement (for awards granted in 2024) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.2.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 14, 2024)
	.3.2.4†	Form of Special Non-Qualified Stock Option Grant Agreement for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2024)

S-K EXHIBIT NUMBER		
	.3.2.5†	Form of Employee Non-Qualified Stock Option Grant Agreement (for awards granted in 2025) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed April 23, 2025)
	.3.2.6†*	Form of Employee Non-Qualified Stock Option Grant Agreement (for awards granted in 2026 or later) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
	.3.3.1†	Form of Performance Share Award Letter (for awards granted prior to 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.4.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 24, 2020)
	.3.3.2†	Form of Performance Share Award Letter (for awards granted in 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.3.2 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 15, 2023)
	.3.3.3†	Form of Performance Share Award Letter (for awards granted in 2024) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.3.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 14, 2024)
	.3.3.4†	Form of Performance Share Award Letter (for awards granted in 2025) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed April 23, 2025)
	.3.3.4†*	Form of Performance Share Award Letter (for awards granted in 2026 or later) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
	.3.4.1†	Form of Restricted Stock Unit Grant Agreement (for awards granted prior to 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.5.2 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 24, 2020)
	.3.4.2†	Form of Restricted Stock Unit Grant Agreement (for awards granted in 2023) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.4.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 15, 2023)
	.3.4.3†	Form of Restricted Stock Unit Grant Agreement (for awards granted in 2024) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3.4.3 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 14, 2024)
	.3.4.4†	Form of Restricted Stock Unit Grant Agreement (for awards granted in 2025) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed April 23, 2025)
	.3.4.5†*	Form of Restricted Stock Unit Grant Agreement (for awards granted in 2026 or later) for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
	.3.5.1†	Form of Special Long-Term Incentive Award Letter for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2024)
	.3.5.2†	Form of Moody's Investors Service, Inc. Strategic Incentive Award Letter for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2024)
	.3.5.3†	Form of Moody's Analytics, Inc. Strategic Incentive Award Letter for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2024)
	.4†	2004 Moody's Corporation Covered Employee Cash Incentive Plan (as amended on February 10, 2015) (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 26, 2015)
	.5†	Moody's Corporation Deferred Compensation Plan (amended and restated effective as of January 1, 2020) (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2021)
	.6†	Supplemental Executive Benefit Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 29, 2008)
	.7†	Pension Benefit Equalization Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 29, 2008)
	.8.1†	Moody's Corporation Cafeteria Plan, effective January 1, 2008 (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed March 2, 2009)
	.8.2†	First Amendment to the Moody's Corporation Cafeteria Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on form 10-Q, file number 1-14037, filed July 31, 2014)
	.8.3†	Second Amendment to the Moody's Corporation Cafeteria Plan (incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 26, 2015)

S-K EXHIBIT NUMBER		
	.9†	Moody's Corporation Change in Control Severance Plan (as amended December 18, 2017) (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2018)
	.10.1†	Moody's Corporation Retirement Account (amended and restated as of January 1, 2021) (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2021)
	.10.2†	First Amendment to the Moody's Corporation Retirement Account (effective January 1, 2021) (incorporated by reference to Exhibit 10.10.2 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2022)
	.11.1†	Profit Participation Plan of Moody's Corporation (amended and restated as of January 1, 2020) (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2021)
	.11.2†	First Amendment to the Profit Participation Plan of Moody's Corporation (effective January 1, 2020) (incorporated by reference to Exhibit 10.11.2 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2022)
	.12†	The Moody's Corporation Nonfunded Deferred Compensation Plan for Non-Employee Directors (as amended December 16, 2008, October 15, 2015 and December 19, 2016) (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 22, 2022)
	.13†	Amended and Restated Moody's Corporation Career Transition Plan (amended and restated as of October 1, 2024) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed October 23, 2024)
	.14†	Supplemental Executive Disability Benefit Plan of Moody's Corporation, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.22 to Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 25, 2019)
	.15†	Moody's Corporation Executive Officer Cash Severance Policy (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2025)
	.16	Form Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed December 22, 2017)
	.17	Form Commercial Paper Dealer Agreement between Moody's Corporation, as Issuer, and the Dealer party thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 3, 2016)
	.18	Credit Agreement, dated as of May 6, 2024, among Moody's Corporation, the borrowing subsidiaries party thereto, the lenders and issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed May 6, 2024)
19	**Insider Trading Policies**	
	.1*	Securities Trading Policy for Employee Trading of Shares of Moody's Corporation
	.2	Company Procedures for Transactions in Company Securities (incorporated by reference to Exhibit 19.2 to the Registrant's Quarterly Report on Form 10-K, file number 1-14037, filed February 14, 2025)
	Subsidiaries	
21*		Subsidiaries of the Registrant List of Active Subsidiaries as of December 31, 2025
23	**Consent of Independent Registered Public Accounting Firm**	
	.1*	Consent of KPMG LLP
31	**Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
	.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	**Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**	
	.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934
	.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934
97	**Policy Relating to Recovery of Erroneously Awarded Compensation**	
	.1	Moody's Corporation Comprehensive Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 14, 2024)
101	**Inline XBRL**	
	.INS*	Inline XBRL Instance Document
	.SCH*	Inline XBRL Taxonomy Extension Schema Document

S-K EXHIBIT NUMBER		
	.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
	.DEF*	Inline XBRL Definitions Linkbase Document
	.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
	.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		The cover page from this Annual Report on Form 10-K (formatted in Inline XBRL and contained in Exhibit 101)

* Filed herewith

† Management contract or compensatory plan or arrangement

ITEM 16 FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOODY'S CORPORATION

(Registrant)

By: /s/ ROBERT FAUBER

Robert Fauber

President and Chief Executive Officer

Date: February 18, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ ROBERT FAUBER	**/s/ VINCENT A. FORLENZA**
Robert Fauber,	**Vincent A. Forlenza,**
President and Chief Executive Officer	*Chairman of the Board*
(principal executive officer)	
/s/ NOÉMIE HEULAND	**/s/ JOSE MINAYA**
Noémie Heuland,	**Jose Minaya,**
Senior Vice President and Chief Financial Officer	*Director*
(principal financial officer)	
/s/ JASON PHILLIPS	**/s/ LESLIE F. SEIDMAN**
Jason Phillips,	**Leslie F. Seidman,**
Chief Accounting Officer and Corporate Controller	*Director*
(principal accounting officer)	
/s/ JORGE A. BERMUDEZ	**/s/ ZIG SERAFIN**
Jorge A. Bermudez,	**Zig Serafin,**
Director	*Director*
/s/ SUMIT DHAWAN	**/s/ BRUCE VAN SAUN**
Sumit Dhawan,	**Bruce Van Saun,**
Director	*Director*
/s/ THÉRÈSE ESPERDY	
Thérèse Esperdy,	
Director	

Date: February 18, 2026

Moody's Corporate Information

CORPORATE OFFICE

7 World Trade Center
250 Greenwich Street
New York, NY 10007
+1.212.553.0300
moodys.com

TRANSFER AGENT, REGISTRAR

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Phone: +1.800.937.5449

Online Shareholder Account Information
equiniti.com/us/ast-access/individuals/
HelpAST@equiniti.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
345 Park Avenue
New York, NY 10154

CORPORATE GOVERNANCE

The Company has filed its annual report on Form 10-K for the year ended December 31, 2025 with the Securities and Exchange Commission

The Form 10-K, along with other Moody's SEC filings and corporate governance documents, are available, without charge, upon request to the Investor Relations Department at the Corporate Office or on ir.moodys.com.

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed with the SEC the Chief Executive Officer and Chief Financial Officer certifications as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002..

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO".

INVESTOR RELATIONS

ir@moodys.com
ir.moodys.com





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